SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

FOR ANNUAL AND TRANSITION REPORTS
PURSUANT TO SECTION 13 OR 15(d) THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)
√ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2007

OR

__ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ___________ to __________

Commission File Number 0-4776

STURM, RUGER & COMPANY, INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	**06-0633559**
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)
Lacey Place, Southport, Connecticut	**06890**
(Address of Principal Executive Offices)	(Zip Code)

(203) 259-7843
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, $1 par value	**New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act:
None
(Title of Class)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. **YES √ NO __**

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K [√].

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. Large accelerated filer [ ] Accelerated filer [√] Non-accelerated filer [ ].

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). **YES __ NO √**

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of June 30, 2007:
Common Stock, $1 par value - $351,994,000

The number of shares outstanding of the registrant's common stock as of February 15, 2008:
Common Stock, $1 par value - 20,788,000 shares

DOCUMENTS INCORPORATED BY REFERENCE.

Portions of the registrant's Proxy Statement relating to its 2008 Annual Stockholders' meeting, to be filed subsequently are incorporated by reference into Part III of this Report.

Portions of the registrant's Proxy Statement relating to the 2008Annual Meeting of Stockholders to be held April 23, 2008 are incorporated by reference into Part III (Items 10 through 14) of this Report.

TABLE OF CONTENTS

PART IV

In this Annual Report on Form 10-K, Sturm, Ruger & Company, Inc. (the "Company") makes forward-looking statements and projections concerning future expectations. Such statements are based on current expectations and are subject to certain qualifying risks and uncertainties, such as market demand, sales levels of firearms, anticipated castings sales and earnings, the need for external financing for operations or capital expenditures, the results of pending litigation against the Company including lawsuits filed by mayors, attorneys general and other governmental entities and membership organizations, and the impact of future firearms control and environmental legislation, any one or more of which could cause actual results to differ materially from those projected. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date made. The Company undertakes no obligation to publish revised forward-looking statements to reflect events or circumstances after the date such forward-looking statements are made or to reflect the occurrence of subsequent unanticipated events.

PART I

ITEM 1—BUSINESS

Company Overview

Sturm, Ruger & Company, Inc. (the "Company") is principally engaged in the design, manufacture, and sale of firearms to domestic customers. Approximately 92% of the Company's total sales for the year ended December 31, 2007 were from the firearms segment, and 8% were from investment castings. Export sales represent less than 6% of firearms sales. The Company's design and manufacturing operations are located in the United States and substantially all product content is domestic.

The Company has been in the business since 1949 and was incorporated in its present form under the laws of Delaware in 1969. The Company offers products in four industry product categories – rifles, shotguns, pistols, and revolvers. The Company's firearms are sold through a select number of independent wholesale distributors, principally to the commercial sporting market.

The Company manufactures and sells investment castings made from steel alloys for both outside customers and internal use in the firearms segment. Investment castings sold to outside customers, either directly to or through manufacturers' representatives, represented 8% of the Company's total sales for the year ended December 31, 2007. In July 2006, the Company announced the cessation of the titanium castings portion of its investment casting operations. This cessation of operations was completed in 2007, at which time the Company consolidated its Arizona casting operations into its New Hampshire casting operations.

For the years ended December 31, 2007, 2006, and 2005, net sales attributable to the Company's firearms operations were approximately, $144.2 million, $139.1 million and $132.8 million or 92%, 83%, and 86%, respectively, of total net sales. The balance of the Company's net sales for the aforementioned periods was attributable to its investment castings operations.

Firearms Products

The Company presently manufactures firearm products, under the "Ruger" name and trademark, in the following industry categories:

Rifles
- Single-shot
- Autoloading
- Bolt-action
- Lever action

Shotguns
- Over and Under
- Side by Side

Pistols
- Rimfire autoloading
- Centerfire autoloading

Revolvers
- Single action
- Double action

Most firearms are available in several models based upon caliber, finish, barrel length, and other features. Many of the firearms introduced by the Company over the years have become "classics" which have retained their popularity for decades and are sought by collectors.

Rifles
A rifle is a long gun with spiral grooves cut into the interior of the barrel to give the bullet a stabilizing spin after it leaves the barrel. Sales of rifles by the Company accounted for approximately $64.9 million, $58.4 million, and $58.0 million, of revenues for the years 2007, 2006 and 2005, respectively.

Shotguns
A shotgun is a long gun with a smooth barrel interior which fires lead or steel pellets. Sales of shotguns by the Company accounted for approximately $3.8 million, $5.5 million, and $9.7 million of revenues for the years 2007, 2006 and 2005, respectively.

Pistols
A pistol is a handgun in which the ammunition chamber is an integral part of the barrel and which typically is fed ammunition from a magazine contained in the grip. Sales of pistols by the Company accounted for approximately $33.4 million, $31.9 million, and $32.5 million of revenues for the years 2007, 2006 and 2005, respectively.

Revolvers
A revolver is a handgun that has a cylinder that holds the ammunition in a series of chambers which are successively aligned with the barrel of the gun during each firing cycle. There are two general types of revolvers, single-action and double-action. To fire a single-action revolver, the hammer is pulled back to cock the gun and align the cylinder before the trigger is pulled. To fire a double-action revolver, a single trigger pull advances the cylinder and cocks and releases the hammer. Sales of revolvers by the Company accounted for approximately $35.6 million, $37.6 million, and $27.5 million of revenues for the years 2007, 2006, and 2005, respectively.

The Company also manufactures and sells accessories and replacement parts for its firearms. These sales accounted for approximately $6.5 million, $5.7 million, and $5.1 million of revenues for the years 2007, 2006 and 2005, respectively.

Investment Casting Products

The Company manufactures and sells investment castings made from steel alloys for both outside customers and internal use in the firearms segment. Investment castings sold to outside customers, either directly to or through manufacturers' representatives, represented 8% of the Company's total sales for the year ended December 31, 2007. In July 2006, the Company announced the cessation of the titanium castings portion of its investment casting operations. This cessation of operations was completed in 2007, at which time the Company consolidated its Arizona casting operations into its New Hampshire casting operations.

Net sales attributable to the Company's investment casting operations (excluding intercompany transactions) accounted for approximately $12.3 million, $28.5 million, and $21.9 million, or 8%, 17%, and 14% of the Company's total net sales for 2007, 2006, and 2005, respectively.

Manufacturing

Firearms

The Company produces one model of pistol and all of its rifles, shotguns, and revolvers at the Newport, New Hampshire facility. All other pistols are produced at the Prescott, Arizona facility.

Many of the basic metal component parts of the firearms manufactured by the Company are produced by the Company's castings facilities through a process known as precision investment casting. See "Manufacturing-Investment Castings" for a description of the investment casting process. The Company initiated the use of this process in the production of component parts for firearms in 1953. The Company believes that the investment casting process provides greater design flexibility and results in component parts which are generally close to their ultimate shape and, therefore, require less machining than processes requiring machining a solid billet of metal to obtain a part. Through the use of investment castings, the Company endeavors to produce durable and less costly component parts for its firearms.

All assembly, inspection, and testing of firearms manufactured by the Company are performed at the Company's manufacturing facilities. Every firearm, including every chamber of every revolver manufactured by the Company, is test-fired prior to shipment.

Investment Castings

To produce a product by the investment casting method, a wax model of the part is created and coated ("invested") with several layers of ceramic material. The shell is then heated to melt the interior wax which is poured off, leaving a hollow mold. To cast the desired part, molten metal is poured into the mold and allowed to cool and solidify. The mold is then broken off to reveal a near net shape cast metal part.

In July 2006, the Company announced the cessation of the titanium castings portion of its investment casting operations. This cessation of operations was completed in 2007, at which time the Company consolidated its Arizona casting operations into its New Hampshire casting operations. The Company only produces ferrous investment castings.

Marketing and Distribution

Firearms

The Company's firearms are primarily marketed through a network of selected Federally-licensed independent wholesale distributors who purchase the products directly from the Company. They resell to Federally-licensed retail firearms dealers who in turn resell to legally authorized end-users. All retail purchasers are subject to a point-of-sale background check by law enforcement. These end-users include sportsmen, hunters, law enforcement and other governmental organizations, and gun collectors. Each distributor carries the entire line of firearms manufactured by the Company for the commercial market. Currently, 15 distributors service the domestic commercial market, with an additional 12 distributors servicing the domestic law enforcement market and two distributors servicing the Canadian market. Six of the Company's distributors service both the domestic commercial market and the domestic law enforcement market.

One customer accounted for 13% of firearms sales in both 2007 and 2006, and 12% and 11% of consolidated sales in 2007 and 2006, respectively. A second customer accounted for approximately 12%, 13%, and 13% of net firearms sales and 11%, 10%, and 11% of consolidated net sales in 2007, 2006, and 2005, respectively. A third customer accounted for approximately 12% of the Company's net firearms sales and 10% of consolidated net sales in 2005. A fourth customer accounted for approximately 12%, 13%, and 16% of net firearms sales in 2007, 2006, and 2005, respectively, and 11%, 11%, and 14% of consolidated net sales in 2007, 2006, and 2005, respectively.

The Company employs eight employees and one independent contractor who service these distributors and call on dealers and law enforcement agencies. Because the ultimate demand for the Company's firearms comes from end-users, rather than from the Company's distributors, the Company believes that the loss of any distributor would not have a material long-term adverse effect on the Company, but may have a material impact on the Company's financial results for a particular period. The Company considers its relationships with its distributors to be satisfactory.

The Company also exports its firearms through a network of selected commercial distributors and directly to certain foreign customers, consisting primarily of law enforcement agencies and foreign governments. Foreign sales were less than 6% of the Company's consolidated net sales for each of the past three fiscal years.

No material portion of the Company's business is subject to renegotiation of profits or termination of contracts at the election of a government purchaser.

Prior to 2006, the Company received one cancelable annual order in December from each of its distributors. Effective December 1, 2006 the Company changed the manner in which distributors order firearms, and began receiving firm, non-cancelable purchase orders on a frequent basis, with most orders for immediate delivery. As of February 1, 2008, the order backlog was $20 million. As of February 1, 2007, order backlog was approximately $23 million.

The Company does not consider its overall firearms business to be predictably seasonal; however, sales of many models of firearms are usually lower in the third quarter of the fiscal year.

Investment Castings

The investment casting segment's principal markets are commercial, sporting goods, and military. Sales are made directly to customers or through manufacturers' representatives. The Company produces various products for a number of customers in a variety of industries, including over 20 firearms and firearms component manufacturers. The investment castings segment provides castings for the Company's firearms segment.

The Company continues to evaluate the viability and profitability of the commercial castings market. The Company significantly increased prices to most external customers in the second half of the 2007, seeking to improve margins and free up available capacity for additional internal use. Certain customers accepted the price increases while others moved their business away from the Company as anticipated.

Competition

Firearms

Competition in the firearms industry is intense and comes from both foreign and domestic manufacturers. While some of these competitors concentrate on a single industry product category, such as rifles or pistols, several competitors manufacture products in the same four industry categories as the Company (rifles, shotguns, pistols, and revolvers). Some of these competitors are subsidiaries of larger corporations than the Company with substantially greater financial resources than the Company, which could affect the Company's ability to compete. The principal methods of competition in the industry are product innovation, quality, availability, and price. The Company believes that it can compete effectively with all of its present competitors.

Investment Castings

There are a large number of investment castings manufacturers, both domestic and foreign, with which the Company competes. Competition varies based on the type of investment castings products and the end-use of the product (commercial, sporting goods, or military). Many of these competitors are larger corporations than the Company with substantially greater financial resources than the Company, which could affect the Company's ability to compete with these competitors. The principal methods of competition in the industry are quality, price, and production lead time. The Company believes that it can compete effectively with its present domestic competitors. However, it is unknown if the Company can compete with foreign competitors in the long-term.

Employees

As of February 1, 2008, the Company employed approximately 1,100 full-time employees of which approximately 56% had at least ten years of service with the Company.

None of the Company's employees are subject to a collective bargaining agreement. The Company has never experienced a strike during its history and believes its employee relations are satisfactory.

Research and Development

In 2007, 2006, and 2005, the Company spent approximately $0.7 million, $0.6 million, and $0.8 million, respectively, on research activities relating to the development of new products and the improvement of existing products. As of February 15, 2008, the Company had approximately 10 employees whose primary responsibilities were research and development activities.

Patents and Trademarks

The Company owns various United States and foreign patents and trademarks which have been secured over a period of years and which expire at various times. It is the policy of the Company to apply for patents and trademarks whenever new products or processes deemed commercially valuable are developed or marketed by the Company. However, none of these patents and trademarks are considered to be basic to any important product or manufacturing process of the Company and, although the Company deems its patents and trademarks to be of value, it does not consider its business materially dependent on patent or trademark protection.

Environmental Matters

The Company is committed to achieving high standards of environmental quality and product safety, and strives to provide a safe and healthy workplace for its employees and others in the communities in which it operates. The Company has programs in place that monitor compliance with various environmental regulations. However, in the normal course of its manufacturing operations the Company is subject to occasional governmental proceedings and orders pertaining to waste disposal, air emissions, and water discharges into the environment. These regulations are integrated into the Company's manufacturing, assembly, and testing processes. The Company believes that it is generally in compliance with applicable environmental regulations and the outcome of any environmental proceedings and orders will not have a material effect on the financial position of the Company, but could have a material impact on the financial results for a particular period.

Executive Officers of the Company

Set forth below are the names, ages, and positions of the executive officers of the Company. Officers serve at the discretion of the Board of Directors of the Company.

Name	Age	Position With Company
Michael O. Fifer	50	Chief Executive Officer
Stephen L. Sanetti	58	Vice Chairman of the Board of Directors, President, and General Counsel
Thomas A. Dineen	39	Vice President, Treasurer and Chief Financial Officer
Christopher J. Killoy	49	Vice President of Sales and Marketing
Robert R. Stutler	64	Vice President of Prescott Operations (Retired 2/15/2008)
Mark T. Lang	51	Group Vice President
Thomas P. Sullivan	47	Vice President of Newport Operations
Leslie M. Gasper	54	Corporate Secretary

Michael O. Fifer joined the Company as Chief Executive Officer on September 25, 2006, and was named to the Board of Directors on October 19, 2006. Prior to joining the Company, Mr. Fifer was President of the Engineered Products Division of Mueller Industries, Inc. Prior to joining Mueller Industries, Inc., Mr. Fifer was President, North American Operations, Watts Water Technologies.

Stephen L. Sanetti became President on May 6, 2003. Mr. Sanetti has served as General Counsel since 1980. Prior to May 6, 2003, Mr. Sanetti had been Vice Chairman and Senior Executive Vice President since October 24, 2000. Mr. Sanetti has been a Director since March 1, 1998. Prior to October 24, 2000, he had been Vice President, General Counsel of the Company since 1993.

Thomas A. Dineen became Vice President on May 24, 2006. Previously he served as Treasurer and Chief Financial Officer since May 6, 2003 and had been Assistant Controller since 2001. Prior to that, Mr. Dineen had served as Manager, Corporate Accounting since 1997.

Christopher J. Killoy rejoined the Company as Vice President of Sales and Marketing on November 27, 2006. Mr. Killoy originally joined the Company in 2003 as Executive Director of Sales and Marketing, and subsequently served as Vice President of Sales and Marketing from November 1, 2004 to January 25, 2005.

Robert R. Stutler retired on February 15, 2008. Mr. Stutler became Vice President of Operations for the Company's Prescott, Arizona Firearms and Foundry Divisions on March 17, 2006. Previously he served as General Manager of Prescott Operations since 2002 and General Manager of Prescott Firearms Division from 1990 to 2002. Mr. Stutler joined the Company in 1987.

Mark T. Lang joined the Company as Group Vice President on February 18, 2008. Mr. Lang will initially be responsible for management of the Prescott Firearms Division following the retirement of Mr. Stutler. Prior to joining the Company, Mr. Lang was President of the Custom Products Business at Mueller Industries, Inc. Prior to joining Mueller, Mr. Lang was the Vice President of Operations for the Automotive Division of Thomas and Betts, Inc.

Thomas P. Sullivan joined the Company as Vice President of Newport Operations for the Newport, New Hampshire Firearms and Pine Tree Castings divisions on August 14, 2006. Prior to joining the Company, Mr. Sullivan was Vice President of Lean Enterprises at IMI Norgren Ltd.

Leslie M. Gasper has been Secretary of the Company since 1994. Prior to this, she was the Administrator of the Company's pension plans, a position she held for more than five years prior thereto.

Where You Can Find More Information

The Company is a reporting company and is therefore subject to the informational requirements of the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), and accordingly files its Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Definitive Proxy Statements, Current Reports on Form 8-K, and other information with the Securities and Exchange Commission (the "SEC"). The public may read and copy any materials filed with the SEC at the SEC's Public Reference Room at 100 F Street, NE, Washington, DC 20549. Please call the SEC at (800) SEC-0330 for further information on the Public Reference Room. As an electronic filer, the Company's public filings are maintained on the SEC's Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of that website is http://www.sec.gov.

The Company makes its Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Definitive Proxy Statements, Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act accessible free of charge through the Company's Internet site after the Company has electronically filed such material with, or furnished it to, the SEC. The address of that website is http://www.ruger.com. However, such reports may not be accessible through the Company's website as promptly as they are accessible on the SEC's website.

Additionally, the Company's corporate governance materials, including its Corporate Governance Guidelines; the charters of the Audit, Compensation, and Nominating and Corporate Governance committees; and the Code of Business Conduct and Ethics may also be found under the "Stockholder Relations" section of the Company's Internet site at www.ruger.com. A copy of the foregoing corporate governance materials are available upon written request of the Corporate Secretary at Sturm, Ruger & Company, Inc., Lacey Place, Southport, Connecticut 06890.

ITEM 1A—RISK FACTORS

In evaluating the Company's business, the following risk factors, as well as other information in this report, should be carefully considered.

Firearms Legislation

(The following disclosures within "Firearms Legislation" are identical to the disclosures within "Firearms Legislation" in Item 7-Management's Discussion and Analysis of Financial Condition and Results of Operations.)

The sale, purchase, ownership, and use of firearms are subject to thousands of federal, state and local governmental regulations. The basic federal laws are the National Firearms Act, the Federal Firearms Act, and the Gun Control Act of 1968. These laws generally prohibit the private ownership of fully automatic weapons and place certain restrictions on the interstate sale of firearms unless certain licenses are obtained. The Company does not manufacture fully automatic weapons, other than for the law enforcement market, and holds all necessary licenses under these federal laws. From time to time, congressional committees review proposed bills relating to the regulation of firearms. These proposed bills generally seek either to restrict or ban the sale and, in some cases, the ownership of various types of firearms. Several states currently have laws in effect similar to the aforementioned legislation.

Until November 30, 1998, the "Brady Law" mandated a nationwide five-day waiting period and background check prior to the purchase of a handgun. As of November 30, 1998, the National Instant Check System, which applies to both handguns and long guns, replaced the five-day waiting period. The Company believes that the "Brady Law" and the National Instant Check System have not had a significant effect on the Company's sales of firearms, nor does it anticipate any impact on sales in the future. On September 13, 1994, the "Crime Bill" banned so-called "assault weapons." All the Company's then-manufactured commercially-sold long guns were exempted by name as "legitimate sporting firearms." This ban expired by operation of law on September 13, 2004. The Company remains strongly opposed to laws which would restrict the rights of law-abiding citizens to lawfully acquire firearms. The Company believes that the lawful private ownership of firearms is guaranteed by the Second Amendment to the United States Constitution and that the widespread private ownership of firearms in the United States will continue. However, there can be no assurance that the regulation of firearms will not become more restrictive in the future and that any such restriction would not have a material adverse effect on the business of the Company.

Firearms Litigation

(The following disclosures within "Firearms Litigation" are identical to the disclosures within "Firearms Litigation" in Item 7-Management's Discussion and Analysis of Financial Condition and Results of Operations and Note 6 of the notes to the financial statements-Contingent Liabilities.)

As of December 31, 2007, the Company is a defendant in approximately 5 lawsuits involving its products and is aware of certain other such claims. These lawsuits and claims fall into two categories:

(i) those that claim damages from the Company related to allegedly defective product design which stem from a specific incident. Pending lawsuits and claims are based principally on the theory of "strict liability" but also may be based on negligence, breach of warranty, and other legal theories; and

(ii) those brought by cities or other governmental entities, and individuals against firearms manufacturers, distributors and dealers seeking to recover damages allegedly arising out of the misuse of firearms by third parties in the commission of homicides, suicides and other shootings involving juveniles and adults. The complaints by municipalities seek damages, among other things, for the costs of medical care, police and emergency services, public health services, and the maintenance of courts, prisons, and other services. In certain instances, the plaintiffs seek to recover for decreases in property values and loss of business within the city due to criminal violence. In addition, nuisance abatement and/or injunctive relief is sought to change the design, manufacture, marketing and distribution practices of the various defendants. These suits allege, among other claims, strict liability or negligence in the design of products, public nuisance, negligent entrustment, negligent distribution, deceptive or fraudulent advertising, violation of consumer protection statutes and conspiracy or concert of action theories. Most of these cases do not allege a specific injury to a specific individual as a result of the misuse or use of any of the Company's products.

The Company has expended significant amounts of financial resources and management time in connection with product liability litigation. Management believes that, in every case involving firearms, the allegations are unfounded, and that the shootings and any results therefrom were due to negligence or misuse of the firearms by third-parties or the claimant, and that there should be no recovery against the Company. Defenses further exist to the suits brought by governmental entities based, among other reasons, on established state law precluding recovery for essential government services, the remoteness of the claims, the types of damages sought to be recovered, and limitations on the extraterritorial authority which may be exerted by a city, municipality, county or state under state and federal law, including State and Federal Constitutions.

The only case against the Company alleging liability for criminal shootings by third-parties to ever be permitted to go before a constitutional jury, Hamilton, et al. v. Accu-tek, et al., resulted in a defense verdict in favor of the Company on February 11, 1999. In that case, numerous firearms manufacturers and distributors had been sued, alleging damages as a result of alleged negligent sales practices and "industry-wide" liability. The Company and its marketing and distribution practices were exonerated from any claims of negligence in each of the seven cases decided by the jury. In subsequent proceedings involving other defendants, the New York Court of Appeals as a matter of law confirmed that 1) no legal duty existed under the circumstances to prevent or investigate criminal misuses of a manufacturer's lawfully made products; and 2) liability of firearms manufacturers could not be apportioned under a market share theory. More recently, the New York Court of Appeals on October 21,

2003 declined to hear the appeal from the decision of the New York Supreme Court, Appellate Division, affirming the dismissal of New York Attorney General Eliot Spitzer's public nuisance suit against the Company and other manufacturers and distributors of firearms. In its decision, the Appellate Division relied heavily on Hamilton in concluding that it was "legally inappropriate," "impractical," "unrealistic" and "unfair" to attempt to hold firearms manufacturers responsible under theories of public nuisance for the criminal acts of others.

Of the lawsuits brought by municipalities, counties or a state Attorney General, twenty have been concluded: Atlanta – dismissal by intermediate Appellate Court, no further appeal; Bridgeport – dismissal affirmed by Connecticut Supreme Court; County of Camden – dismissal affirmed by U.S. Third Circuit Court of Appeals; Miami – dismissal affirmed by intermediate appellate court, Florida Supreme Court declined review; New Orleans – dismissed by Louisiana Supreme Court, United States Supreme Court declined review; Philadelphia – U.S. Third Circuit Court of Appeals affirmed dismissal, no further appeal; Wilmington – dismissed by trial court, no appeal; Boston – voluntary dismissal with prejudice by the City at the close of fact discovery; Cincinnati – voluntarily withdrawn after a unanimous vote of the city council; Detroit – dismissed by Michigan Court of Appeals, no appeal; Wayne County – dismissed by Michigan Court of Appeals, no appeal; New York State – Court of Appeals denied plaintiff's petition for leave to appeal the Intermediate Appellate Court's dismissal, no further appeal; Newark – Superior Court of New Jersey Law Division for Essex County dismissed the case with prejudice; City of Camden – dismissed on July 7, 2003, not reopened; Jersey City – voluntarily dismissed and not re-filed; St. Louis – Missouri Supreme Court denied plaintiffs' motion to appeal Missouri Appellate Court's affirmation of dismissal; Chicago – Illinois Supreme Court affirmed trial court's dismissal; and Los Angeles City, Los Angeles County, San Francisco – Appellate Court affirmed summary judgment in favor of defendants, no further appeal; and Cleveland – dismissed on January 24, 2006 for lack of prosecution.

The dismissal of the Washington, D.C. municipal lawsuit was sustained on appeal, but individual plaintiffs were permitted to proceed to discovery and attempt to identify the manufacturers of the firearms used in their shootings as "machine guns" under the city's "strict liability" law. On April 21, 2005, the D.C. Court of Appeals, in an *en* banc hearing, unanimously dismissed all negligence and public nuisance claims, but let stand individual claims based upon a Washington, D.C. act imposing "strict liability" for manufacturers of "machine guns." Based on present information, none of the Company's products has been identified with any of the criminal assaults which form the basis of the individual claims. The writ of certiorari to the United States Supreme Court regarding the constitutionality of the Washington, D.C. act was denied and the case was remanded to the trial court for further proceedings. The defendants subsequently moved to dismiss the case based upon the Protection of Lawful Commerce in Arms Act, which motion was granted on May 22, 2006. The individual plaintiffs and the District of Columbia, which has subrogation claims in regard to the individual plaintiffs, appealed. On January 10, 2008, the District of Columbia Court of Appeals unanimously upheld the dismissal. Plaintiffs have until February 25, 2008, to move for rehearing en banc.

The Indiana Court of Appeals affirmed the dismissal of the Gary case by the trial court, but the Indiana Supreme Court reversed this dismissal and remanded the case for discovery proceedings on December 23, 2003. Gary is scheduled to begin trial in 2009. The defendants filed a motion to dismiss pursuant to the Protection of Lawful Commerce in Arms Act ("PLCAA"). The state court judge held the PLCAA unconstitutional and the defendants filed a motion with the Indiana Court of Appeals asking it to accept interlocutory appeal on the issue, which appeal was accepted on February 5, 2007. On October 29, 2007, the Indiana Appellate Court affirmed, holding that the PLCAA does not apply to the City's claims. A petition for rehearing was filed in the Appellate Court and denied on January 9, 2008. A Petition to Transfer the appeal to the Supreme Court of Indiana was filed on February 7, 2008.

In the previously reported New York City municipal case, the defendants moved to dismiss the suit pursuant to the Protection of Lawful Commerce in Arms Act. The trial judge found the Act to be constitutional but denied the defendants' motion to dismiss the case, stating that the Act was not applicable to the suit. The defendants were given leave to appeal and in fact have appealed the decision to the U.S. Court of Appeals for the Second Circuit. That appeal remains pending.

In the NAACP case, on May 14, 2003, an advisory jury returned a verdict rejecting the NAACP's claims. On July 21, 2003, Judge Jack B. Weinstein entered an order dismissing the NAACP lawsuit, but this order contained lengthy dicta which defendants believe are contrary to law and fact. Appeals by both sides were filed, but plaintiffs withdrew their appeal. On August 3, 2004, the United States Court of Appeals for the Second Circuit granted the NAACP's motion to dismiss the defendants' appeal of Judge Weinstein's order denying defendants' motion to strike his dicta made in his order dismissing the NAACP's case, and the defendants' motion for summary disposition was denied as moot. The ruling of the Second Circuit effectively confirmed the decision in favor of defendants and brought this matter to a conclusion.

Legislation has been passed in approximately 34 states precluding suits of the type brought by the municipalities mentioned above. On the Federal level, the "Protection of Lawful Commerce in Arms Act" was signed by President Bush on October 26, 2005. The Act requires dismissal of suits against manufacturers arising out of the lawful sale of their products for harm resulting from the criminal or unlawful misuse of a firearm by a third party. The Company is pursuing dismissal of each action involving such claims, including the municipal cases described above. The Company was voluntarily dismissed with prejudice on March 23, 2007 from the previously reported Arnold case. The matter was thus concluded with no payment by the Company.

Punitive damages, as well as compensatory damages, are demanded in certain of the lawsuits and claims. Aggregate claimed amounts presently exceed product liability accruals and applicable insurance coverage. For claims made after July 10, 2000, coverage is provided on an annual basis for losses exceeding $5 million per claim, or an aggregate maximum loss of $10 million annually, except for certain new claims which might be brought by governments or municipalities after July 10, 2000, which are excluded from coverage.

Product liability claim payments are made when appropriate if, as, and when claimants and the Company reach agreement upon an amount to finally resolve all claims. Legal costs are paid as the lawsuits and claims develop, the timing of which may vary greatly from case to case. A time schedule cannot be determined in advance with any reliability concerning when payments will be made in any given case.

Provision is made for product liability claims based upon many factors related to the severity of the alleged injury and potential liability exposure, based upon prior claim experience. Because our experience in defending these lawsuits and claims is that unfavorable outcomes are typically not probable or estimable, only in rare cases is an accrual established for such costs. In most cases, an accrual is established only for estimated legal defense costs. Product liability accruals are periodically reviewed to reflect then-current estimates of possible liabilities and expenses incurred to date and reasonably anticipated in the future. Threatened product liability claims are reflected in our product liability accrual on the same basis as actual claims; i.e., an accrual is made for reasonably anticipated possible liability and claims-handling expenses on an ongoing basis.

A range of reasonably possible loss relating to unfavorable outcomes cannot be made. However, in product liability cases in which a dollar amount of damages is claimed, the amount of damages claimed, which totaled $5 million and $0 at December 31, 2007 and 2006, respectively, are set forth as an indication of possible maximum liability that the Company might be required to incur in these cases (regardless of the likelihood or reasonable probability of any or all of this amount being awarded to claimants) as a result of adverse judgments that are sustained on appeal.

As of December 31, 2007 and 2006, the Company was a defendant in 5 and 4 lawsuits, respectively, involving its products and is aware of other such claims. During the year ended December 31, 2007 and 2006, respectively, 2 and 2 claims were filed against the Company, 1 and 2 claims were dismissed, and 0 and 2 claims were settled. The average cost per settled claim was $47,000 in 2006.

During the years ended December 31, 2007 and 2006, the Company incurred product liability expense of $1.7 million and $2.5 million, respectively, which includes the cost of outside legal fees, insurance, and other expenses incurred in the management and defense of product liability matters.

The Company management monitors the status of known claims and the product liability accrual, which includes amounts for asserted and unasserted claims. While it is not possible to forecast the outcome of litigation or the timing of costs, in the opinion of management, after consultation with special and corporate counsel, it is not probable and is unlikely that litigation, including punitive damage claims, will have a material adverse effect on the financial position of the Company, but may have a material impact on the Company's financial results for a particular period.

The Company has reported all cases instituted against it through September 30, 2007 and the results of those cases, where terminated, to the S.E.C. on its previous Form 10-K and 10-Q reports, to which reference is hereby made.

Balance Sheet Rollforward for Product Liability Reserve
(Dollars in thousands)

			Cash Payments				
	Balance Beginning of Year (a)	Accrued Legal Expense (b)	Legal Fees (c)	Settlements (d)	Insurance Premiums	Admin. Expense	Balance End of Year (a)
2005	$3,132	$2,514	$(2,935)	(515)	N/A	N/A	$2,196
2006	2,196	688	(1,000)	(143)	N/A	N/A	1,741
2007	1,741	639	(447)	-	N/A	N/A	1,933

Income Statement Detail for Product Liability Expense
(Dollars in thousands)

	Accrued Legal Expense (b)	Insurance Premium Expense (e)	Admin. Expense (f)	Total Product Liability Expense
2005	$2,514	$1,338	$1,041	$4,893
2006	688	1,141	691	2,520
2007	639	748	299	1,686

Notes

(a) The beginning and ending liability balances represent accrued legal fees only. Settlements and administrative costs are expensed as incurred. Only in rare instances is an accrual established for settlements.

(b) The expense accrued in the liability is for legal fees only.

(c) Legal fees represent payments to outside counsel related to product liability matters.

(d) Settlements represent payments made to plaintiffs or allegedly injured parties in exchange for a full and complete release of liability.

(e) Insurance expense represents the cost of insurance premiums.

(f) Administrative expense represents personnel related and travel expenses of Company employees and firearm experts related to the management and monitoring of product liability matters.

There were no insurance recoveries during any of the above years.

Environmental

The Company is subject to numerous federal, state and local laws and governmental regulations and related state laws. These laws generally relate to potential obligations to remove or mitigate the environmental effects of the disposal or release of certain pollutants at the Company's manufacturing facilities and at third-party or formerly owned sites at which contaminants generated by the Company may be located. This requires the Company to make capital and other expenses.

The Company is committed to achieving high standards of environmental quality and product safety, and strives to provide a safe and healthy workplace for its employees and others in the communities in which it operates. In an effort to comply with federal and state laws and regulations, the Company has programs in place that monitor compliance with various environmental regulations. However, in the normal course of its operations, the Company is subject to occasional governmental proceedings and orders pertaining to waste disposal, air emissions, and water discharges into the environment.

The Company believes that it is generally in compliance with applicable environmental regulations. However, the Company cannot assure that the outcome of any environmental proceedings and orders will not have a material adverse effect on the business.

Reliance on Two Facilities

The Newport, New Hampshire and Prescott, Arizona facilities are critical to the Company's success. These facilities house the Company's principal production, research, development, engineering, design, and shipping. Any event that causes a disruption of the operation of either of these facilities for even a relatively short period of time might have a material adverse affect on the Company's ability to produce and ship products and to provide service to its customers.

Availability of Raw Materials

Third parties supply the Company with various raw materials for its firearms and castings, such as fabricated steel components, walnut, birch, beech, maple and laminated lumber for rifle and shotgun stocks, wax, ceramic material, metal alloys, various synthetic products and other component parts. There is a limited supply of these materials in the marketplace at any given time, which can cause the purchase prices to vary based upon numerous market factors. The Company believes that it has adequate quantities of raw materials in inventory to provide ample time to locate and obtain additional items at then-current market cost without interruption of its manufacturing operations. However, if market conditions result in a significant prolonged inflation of certain prices or if adequate quantities of raw materials can not be obtained, the Company's manufacturing processes could be interrupted and the Company's financial condition or results of operations could be materially adversely affected.

ITEM 1B—UNRESOLVED STAFF COMMENTS

None

ITEM 2—PROPERTIES

The Company's manufacturing operations are carried out at two facilities. The following table sets forth certain information regarding each of these facilities:

	Approximate Aggregate Usable Square Feet	Status	Segment
Newport, New Hampshire	350,000	Owned	Firearms/Castings
Prescott, Arizona	230,000	Leased	Firearms

Each facility contains enclosed ranges for testing firearms and also contains modern tool room facilities. The lease of the Prescott facility provides for rental payments, which are approximately equivalent to estimated rates for real property taxes. The Company consolidated its casting operations in its Newport, New Hampshire foundry in 2007.

The Company has three other facilities that were not used in its manufacturing operations in 2007:

	Approximate Aggregate Usable Square Feet	Status	Segment
Southport, Connecticut (Station Street property)	5,000	Owned	Not Utilized
Southport, Connecticut (Lacey Place property)	25,000	Owned	Corporate
Newport, New Hampshire (Dorr Woolen Building)	300,000	Owned	Firearms (a)

(a) In 2005, the Company relocated its firearms shipping department into a portion of the the Dorr Woolen Building. In 2006, certain of the Company's sales department personnel were moved into the same facility.

There are no mortgages or any other major encumbrance on any of the real estate owned by the Company. The Company sold some of its non-manufacturing real property assets in 2007. The three non-manufacturing facilities identified above are listed for sale.

The Company's principal executive offices are located in Southport, Connecticut. The Company believes that its existing facilities are suitable and adequate for its present purposes.

ITEM 3—LEGAL PROCEEDINGS

The nature of the legal proceedings against the Company is discussed at Note 6 of the notes to the financial statements in this Annual Report on Form 10-K report, which is incorporated herein by reference.

The Company has reported all cases instituted against it through September 30, 2007, and the results of those cases, where terminated, to the S.E.C. on its previous Form 10-Q and 10-K reports, to which reference is hereby made.

No cases were formally instituted against the Company during the three months ending December 31, 2007.

During the three months ending December 31, 2007, no previously reported cases were settled.

For a description of all pending lawsuits against the Company through September 30, 2007, reference is made to the discussion under the caption "Item 1. LEGAL PROCEEDINGS" of the Company's Quarterly Reports on Form 10-Q for the quarters ended September 30, 1999, March 31 and September 30, 2000, and June 30, 2007.

ITEM 4—SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None.

PART II

ITEM 5—MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

The Company's Common Stock is traded on the New York Stock Exchange under the symbol "RGR." At February 1, 2008, the Company had 1,769 stockholders of record.

The following table sets forth, for the periods indicated, the high and low sales prices for the Common Stock as reported on the New York Stock Exchange and dividends paid on Common Stock.

	High	Low	Dividends Per Share
2006:			
First Quarter	$ 8.03	$ 6.75	-
Second Quarter	7.78	5.56	-
Third Quarter	7.85	5.65	-
Fourth Quarter	10.78	7.74	-
2007:			
First Quarter	$13.27	$8.91	-
Second Quarter	15.49	11.77	-
Third Quarter	20.94	13.86	-
Fourth Quarter	18.35	7.22	-

Issuer Repurchase of Equity Securities

Dates	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased Under the Program	Approximate Dollar Value of Shares that may yet be Purchased Under the Program
October 1 – December 31, 2007	2,216,000	$ 8.99	2,216,000	$ 0 (Note 1)
Total	2,216,000	$ 8.99	2,216,000	$ 0

(1) In the first quarter of 2007, the Board of Directors authorized a $20 million stock repurchase program. Through December 31, 2007 all share repurchases were open market purchases.

On September 26, 2006, the Company repurchased 4,272,000 shares of its common stock, representing 15.9% of the outstanding shares, from entities controlled by members of the Ruger family at a price of $5.90 per share. These purchases were made with cash held by the Company and no debt was incurred.

Comparison of Five-Year Cumulative Total Return*
Sturm, Ruger & Company, Inc., Standard & Poor's 500 And
Value Line Recreation Index
(Performance Results Through 12/31/07)



$300.00
$200.00
$100.00
$0.00
2002
2003
2004
2005
2006
2007
Sturm, Ruger & Co., Inc.
Standard & Poors 500
Recreation
$100.00
$128.37
$126.38
$149.92
$203.02
$137.75
$107.51
$189.39
$141.88
$86.46
$213.50
$161.20
$118.41
$190.57
$166.89
$102.13

*Cumulative total return assumes reinvestment of dividends.

Source: Value Line, Inc.

Factual material is obtained from sources believed to be reliable, but the publisher is not responsible for any errors or omissions contained herein.

	2002	2003	2004	2005	2006	2007
Sturm, Ruger & Company, Inc.	100.00	128.37	107.51	86.46	118.41	102.13
Standard & Poor's 500	100.00	126.38	137.75	141.88	161.20	166.89
Recreation	100.00	149.92	203.02	189.39	213.50	190.57

Securities Authorized for Issuance Under Equity Compensation Plans

The following table provides information regarding compensation plans under which equity securities of the Company are authorized for issuance as of December 31, 2007:

Equity Compensation Plan Information			
Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders			
1998 Stock Incentive Plan	600,000	$7.77 per share	-
2001 Stock Option Plan for Non-Employee Directors	180,000	$8.75 per share	-
2007 Stock Incentive Plan	311,250	$13.06 per share	2,238,750
Equity compensation plans not approved by security holders			
None.			
Total	1,091,250	$9.44 per share	2,238,750

ITEM 6—SELECTED FINANCIAL DATA

(Dollars in thousands, except per share data)

	December 31,				
	2007	2006	2005	2004	2003
Net firearms sales	$144,222	$139,110	$132,805	$124,924	$130,558
Net castings sales	12,263	28,510	21,917	20,700	17,359
Total net sales	156,485	167,620	154,722	145,624	147,917
Cost of products sold	117,186	139,610	124,826	115,725	113,189
Gross profit	39,299	28,010	29,896	29,899	34,728
Income before income taxes	16,659	1,843	1,442	8,051	20,641
Income taxes	6,330	739	578	3,228	8,277
Net income	$10,329	1,104	864	4,823	12,364
Basic and diluted earnings per share	0.46	0.04	0.03	0.18	0.46
Cash dividends per share	$0.00	$0.00	$0.30	$0.60	$0.80

	December 31,				
	2007	2006	2005	2004	2003
Working capital	$53,264	$ 60,522	$ 83,522	$ 90,947	$102,715
Total assets	101,882	117,066	139,639	147,460	162,873
Total stockholders' equity	76,069	87,326	111,578	120,687	133,640
Book value per share	$ 3.570	$ 3.86	$ 4.15	$ 4.48	$ 4.97
Return on stockholders' equity	12.6%	1.3%	0.8%	4.0%	9.3%
Current ratio	3.6 to 1	3.8 to 1	5.5 to 1	5.7 to 1	5.7 to 1
Common shares outstanding	20,571,800	22,638,700	26,910,700	26,910,700	26,910,700
Number of stockholders of record	1,769	1,851	1,922	1,977	2,036
Number of employees	1,154	1,108	1,250	1,291	1,251

ITEM 7—MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Company Overview

Sturm, Ruger & Company, Inc. (the "Company") is principally engaged in the design, manufacture, and sale of firearms to domestic customers. Approximately 92% of the Company's total sales for the year ended December 31, 2007 were from the firearms segment, and 8% were from investment castings. Export sales represent less than 6% of firearms sales. The Company's design and manufacturing operations are located in the United States and substantially all product content is domestic. The Company's firearms are sold through a select number of independent wholesale distributors principally to the commercial sporting market.

The Company manufactures and sells investment castings made from steel alloys for both outside customers and internal use in the firearms segment. Investment castings sold to outside customers, either directly to or through manufacturers' representatives, represented 8% of the Company's total sales for the year ended December 31, 2007. In July 2006, the Company announced the cessation of the titanium castings portion of its investment casting operations. This cessation of operations was completed in 2007, at which time the Company consolidated its Arizona casting operations into its New Hampshire casting operations.

Because most of the Company's competitors are not subject to public filing requirements and industry-wide data is generally not available in a timely manner, the Company is unable to compare its performance to other companies or specific current industry trends. Instead, the Company measures itself against its own historical results.

The Company does not consider its overall firearms business to be predictably seasonal; however, sales of many models of firearms are usually lower in the third quarter of the year.

Results of Operations

Year ended December 31, 2007, as compared to year ended December 31, 2006:

Summary Unit Data

Firearms unit data for orders, production, shipments and ending inventory, and castings setups (a measure of foundry production) are as follows:

	2007	2006	2005
Units Ordered	485,000	Note (1)	Note (1)
Units Produced	464,919	419,834	414,600
Units Shipped	481,832	475,858	460,243
Units – Company Inventory	38,309	55,222	111,246
Units – Distributor Inventory (Note 2)	62,018	57,126	70,498
Units on Backorder	36,514	Note (1)	Note (1)
Castings Setups	156,133	169,077	174,443

Note 1: Prior to 2006, the Company received one cancelable annual firearms order in December from each of its distributors. Effective December 1, 2006, the Company changed the manner in which distributors order firearms, and began receiving firm, non-cancelable purchase orders on a frequent basis, with most orders for immediate delivery. Because of this change, comparable data for orders received and units on backorder for prior periods is not meaningful.

Note 2: Distributor ending inventory as provided by the Company's distributors.

Orders Received

The Company saw unusually high bookings during the 1st quarter of 2007 and then unusually low bookings during the 3rd quarter of 2007. Bookings picked up again during the 4th quarter, gaining strength during the quarter. The Company's distributors indicated anecdotally that this order pattern was in line with what the overall industry experienced during 2007. This order pattern in 2007 was more volatile than the modest seasonality typically encountered in other years. Certain product lines were on backorder throughout the year, including new product introductions and low-volume products that were not in regular production throughout the year. The Company initiated sales promotions during the 3rd and 4th quarters of the year to encourage demand for those product lines where manufacturing capacity exceeded current demand.

Production

Throughout 2007, the Company continued to work on the transition from large-scale batch production to lean manufacturing, with an emphasis on setting up manufacturing cells that facilitate flow production and pull systems. To date, the Company has converted over 70% of its batch manufacturing processes to single-piece or small-batch flow cells. In addition to continuing to set up flow cells, the next phase of the lean transition includes developing pull systems to link the assembly cells, component manufacturing cells, and parts suppliers.

In the first half of 2007, unit shipments exceeded production and there was a significant reduction in finished goods inventory. There was also a significant reduction in work-in-process inventory in the first half of 2007 as available work-in-process inventory allowed the Company to produce more units than its staffing and manufacturing processes would have otherwise allowed.

As a result of reducing gross inventory by $28.3 million in the second half of 2006 and by $26.6 million in the first half of 2007, including significant reductions in work-in-process inventory, many issues with design for manufacturability, poor machinery and tool reliability, weak manufacturing processes, long machine changeover times, and vendor supply were identified. The Company has made partial progress in addressing these issues with careful re-engineering of both our product and component designs and manufacturing processes as problems were identified, with the net result for certain product lines of significantly reduced factory throughput time, improved quality, and modestly improved productivity. The rate of product returns (from firearms in service less than 1 year) dropped by approximately 30% from the first quarter of 2007 to the fourth quarter of 2007. The Company was also able to increase unit production by approximately 10% from 2006 to 2007.

During the 2nd half of 2007, the Company slowed its rapid, wide-spread draw down of inventory and increased the foundry output to replenish component part shortages. Gross inventory was relatively unchanged during the 2nd half of 2007. Production rates started to increase late in 2007 as a result of the months of effort spent addressing manufacturing process and design-for-manufacturability issues and as a result of the increased availability of investment cast component parts. Nonetheless, the improvement process is ongoing with much work, especially engineering, still to be done to continue with the lean transition and to increase production capacity.

Sales

Consolidated net sales were $156.5 million in 2007. This represents a decrease of $11.1 million or 6.6% from 2006 consolidated net sales of $167.6 million.

Firearms segment net sales were $144.2 million in 2007. This represents an increase of $5.1 million or 3.7% from 2006 firearm net sales of $139.1 million. Firearms unit shipments increased 1% in 2007 due to increased shipments of rifles and pistols, offset by a decline in shipments of revolvers and shotguns. A modest price increase and a shift in product mix toward firearms with greater unit sales prices resulted in the greater percentage increase in sales than unit shipments.

Casting segment net sales were $12.3 million in 2007. This represents a decrease of $16.2 million or 57.0% from 2006 casting sales of $28.5 million.

The casting sales decrease in 2007 primarily reflects the cessation of titanium casting operations, as previously announced by the Company in July 2006. In 2007, titanium casting sales were $3.2 million or 26% of total casting sales compared to $16.2 million or 56% in 2006. In addition, the Company significantly increased prices to most external customers in the second half of the 2007, seeking to improve margins and free up available capacity for additional internal use. Certain customers accepted the price increases while others moved their business away from the Company as anticipated.

Cost of Products Sold and Gross Margin

Consolidated cost of products sold was $117.2 million in 2007. This represents a decrease of $22.4 million or 16.1% from 2006 consolidated cost of products sold of $139.6 million.

The gross margin as a percent of sales was 25.1% in 2007. This represents an increase from the 2006 gross margin of 16.7% as illustrated below:

	December 31,			
	2007		2006	
Net sales	$156,485	100.0%	$167,620	100.0%
Total cost of products sold, before LIFO and overhead rate adjustments to inventory and product liability	123,170	78.7%	135,881	81.1%
Performance gross margin *	33,315	21.3%	31,739	18.9%
LIFO and overhead rate inventory adjustments and product liability	(5,984)	(3.8)%	3,729	2.2%
Gross margin	$ 39,299	25.1%	$ 28,010	16.7%

* Performance Gross Margin is a measure of gross margin before taking into account the impact of LIFO and overhead rate adjustments to inventory, and before product liability expenses.

Excess and Obsolete Inventory—Prior to 2006, the Company adjusted production schedules to consume on-hand raw material and WIP inventories, regardless of customer demand for the finished goods so produced. This practice led to increased investment in inventory, and an unbalanced finished goods inventory.

Consistent with the change in the manner in which distributors order from the Company, the Company significantly changed its production scheduling philosophy from an annual production cycle to a customer-demand pull system in the fourth quarter of 2006. Under the Company's new system, production is driven solely by customer demand.

As a result of this new production philosophy, it became apparent that the Company had inventory in excess of its needs over the foreseeable future. Therefore, in 2006, the Company evaluated the adequacy of the excess and obsolescence inventory reserve and concluded that additional reserves were required to reflect the estimated recoverable value of excess inventories below LIFO carrying cost. The required reserve was estimated at $5.5 million as of December 31, 2006.

The Company employed the same methodology and parameters in 2007, which resulted in a reserve balance as of December 31, 2007 of $4.1 million. This reduction was principally caused by the increased impact of LIFO in 2007 as evidenced by the LIFO reserve representing 73% of gross inventories at December 31, 2007, compared to 66% at December 31, 2006.

Performance Gross Margin—In 2007, performance gross margin was $33.3 million or 21.3% of sales. This was an increase of $1.6 million or 5.0% from the 2006 performance gross margin of $31.7 million or 18.9% of sales.

LIFO—In 2007, gross inventories were reduced by $23.1 million compared to decreases in gross inventories of $24.0 million in 2006. The 2007 inventory reduction resulted in LIFO income and decreased cost of products sold of $9.1 million compared to LIFO income and decreased cost of products sold of $1.2 million in 2006.

Overhead Rate Change—In 2007, the change in inventory value resulting from the change in the overhead rate used to absorb overhead expenses into inventory was a decrease of $1.4 million. This reduction in inventory value resulted in an increase to cost of products sold.

In 2006, the change in inventory value resulting from the change in the overhead rate used to absorb overhead expenses into inventory was a decrease of $2.9 million. This reduction in inventory value resulted in an increase to cost of products sold.

Product Liability—During the years ended December 31, 2007 and 2006, the Company incurred product liability expense of $1.7 million and $2.5 million, respectively, which includes the cost of outside legal fees, insurance, and other expenses incurred in the management and defense of product liability matters. See note 6 to the notes to the financial statements "Contingent Liabilities" for further discussion of the Company's product liability.

Gross Margin—Gross margin was $39.3 million or 25.1% of sales in 2007. This is an increase of $11.3 million or 40.3% from 2006 gross margin of $28.0 million or 16.7% of sales.

Selling, General and Administrative

Selling, general and administrative expenses were $28.8 million in 2007. This represents an increase of $0.9 million or 3.0% from 2006 selling, general and administrative expenses of $27.9 million. The increase reflects greater personnel-related expenses including equity-based compensation expense such as stock-option expense and performance-stock-option expense, partially offset by a reduction in advertising and sales promotion expenses.

Pension Curtailment Charge

In 2007, the Company amended its hourly and salaried defined benefit pension plans so that employees will no longer accrue benefits under these plans effective December 31, 2007. This action "freezes" the benefits for all employees and prevents future hires from joining the plans, effective December 31, 2007. Starting in 2008, the Company will provide supplemental discretionary contributions to substantially all employees' individual 401(k) accounts.

These amendments resulted in a $1.2 million pension curtailment charge that was recognized in 2007.

Other Operating Expenses (Income), net

Other operating expenses (income), net consist of the following:

Year ended December 31,	**2007**	2006
Gain on sale of operating assets (a)	$ (472)	$(929)
Impairment of operating assets (b)	489	494
Gain on sale of real estate (c)	(1,521)	(397)
Impairment of real estate held for sale (d)	1,775	-
Total other operating expenses (income), net	$ 271	$(832)

(a) The gain on sale of operating assets was generated primarily from the sale of used machinery and equipment. Most of the used machinery and equipment sold in 2007 and 2006 was related to titanium investment casting.

(b) In 2007, the Company recognized an impairment charge of $0.5 million related to machinery and equipment previously in the Company's Arizona investment casting operations. In 2006, the Company recognized an impairment charge of $0.5 million related to building improvements at the Dorr Building. The Company had planned to establish a titanium investment castings foundry at Dorr, but that plan was aborted in 2006.

(c) On April 16, 2007, the Company sold a facility in Arizona for $5.0 million. This facility had not been used in the Company's operations for several years. The Company realized a gain of approximately $1.5 million from this sale. In 2006, the $0.4 million gain on sale of real estate reflects the sale of non-manufacturing real property. The Company has three additional non-manufacturing properties listed for sale, two in Connecticut and one in New Hampshire.

(d) In the fourth quarter of 2007, the Company recognized an asset impairment charge of $1.8 million related to the Dorr Building, a non-manufacturing property in New Hampshire that has been for sale for an extended period of time without any meaningful market interest.

Operating Income—Operating Income was $9.1 million or 5.8% of sales in 2007. This is an increase of $8.2 million from 2006 operating income of $0.9 million or 0.6% of sales.

Gain on Sale of Real Estate
In 2007, the $5.2 million gain on sale of real estate reflects the sale of largely undeveloped non-manufacturing real property held for investment in March of 2007.

Interest income
Interest income was $2.4 million in 2007. This represents an increase of $1.3 million from 2006 interest income of $1.1 million. The increase is attributable to increased principal invested in 2007 compared to 2006.

Income Taxes and Net Income
The effective income tax rate in 2007 was 38.0%. This compares favorably to the 2006 effective income tax rate of 40.1%. The reduction in 2007 results from an increase in the domestic production activities deduction.

As a result of the foregoing factors, consolidated net income was $10.3 million in 2007. This represents an increase of $9.2 million from 2006 consolidated net income of $1.1 million.

Results of Operations
Year ended December 31, 2006, as compared to year ended December 31, 2005:

Sales
Consolidated net sales were $167.6 million in 2006. This represents an increase of $12.9 million or 8.3% from 2005 consolidated net sales of $154.7 million.

Firearms segment net sales were $139.1 million in 2006. This represents an increase of $6.3 million or 4.7% from 2005 firearm net sales of $132.8 million. Firearms unit shipments increased 3% in 2006 due to increased shipments of revolvers, partially offset by a decline in shipments of shotguns, pistols, and rifles. Effective January 1, 2006, the Company instituted a unilateral minimum distributor resale price policy for its firearms, which remains in effect. This change in policy was well received by the Company's distributors and did not appear to have an adverse effect on the Company's firearm sales.

Casting segment net sales were $28.5 million in 2006. This represents an increase of $6.6 million or 30.1% from 2005 casting sales of $21.9 million.

The casting sales increase was due primarily to the acceleration of titanium shipments related to the cessation of titanium casting operations, as previously announced by the Company in July 2006. Titanium casting sales accounted for $16.2 million or 56% of casting sales in 2006. The Company continues to manufacture and sell steel investment castings for a wide variety of customers and end uses.

Cost of Products Sold and Gross Margin
Consolidated cost of products sold was $139.6 million in 2006. This represents an increase of $14.8 million or 11.9% from 2005 consolidated cost of products sold of $124.8 million.

The gross margin as a percent of sales was 16.7% in 2006. This represents a decline from the 2005 gross margin of 19.3% as illustrated below:

	December 31,			
	2006		2005	
Net sales	$167,620	100.0%	$154,722	100.0%
Total cost of products sold, before LIFO and overhead rate inventory adjustments and product liability (Note 1)	135,881	81.1%	121,198	78.3%
Performance gross margin*	31,739	18.9%	33,524	21.7%
LIFO and overhead rate inventory adjustments and product liability (Note 2)	3,729	2.2%	3,628	2.4%
Gross margin	$ 28,010	16.7%	$29,896	19.3%

* Performance Gross Margin is a measure of gross margin before taking into account the impact of LIFO and overhead rate adjustments to inventory, and before product liability expenses.

Note 1: Performance gross margin was favorably impacted by stronger sales, and was adversely impacted by an excess and obsolete inventory charge of $3.2 million, compared to $0.5 million in 2005. The impact of the excess and obsolete inventory charge was 1.9% of sales in 2006 as compared to 0.3% of sales in 2005.

Note 2: Gross margin was favorably impacted by a LIFO liquidation of $7.1 million and a reduction in product liability of $2.4 million, and was adversely impacted by a reduction in inventory value of $2.9 million related to overhead rate changes.

Excess and Obsolete Inventory—In prior years, the Company received one cancelable annual order in December from each of its distributors. Effective December 1, 2006 the Company changed the manner in which distributors order firearms, and began receiving firm, non-cancelable purchase orders on a frequent basis, with most orders for immediate delivery. In the past, the Company adjusted production schedules to consume on-hand raw material and WIP inventories, regardless of customer demand for the finished goods so produced. This practice led to increased investment in inventory, and an unbalanced finished goods inventory.

As a result of this new production philosophy, it became apparent the Company had inventory in excess of its needs over the foreseeable future. Given ever-changing market conditions, customer preferences and the anticipated introduction of new products, the Company concluded that it was not prudent nor supportable to carry inventory at full cost beyond that needed during the next 36 months. Therefore the Company evaluated the adequacy of the excess and obsolescence inventory reserve and concluded that additional reserves were required to reflect the estimated recoverable value of excess inventories below LIFO carrying cost. The required reserve was estimated based on the following parameters, and resulted in an excess and obsolete expense of $3.2 million and a reserve balance of $5.5 million:

Projected Year Of Consumption	Required Reserve %
2007	2%
2008	10%
2009	35%
2010 and thereafter	90%

LIFO—During 2006, gross inventories were reduced by $24.0 million. This reduction resulted in a liquidation of LIFO inventory quantities carried at lower costs that prevailed in prior years as compared with the current cost of purchases, the effect of which decreased costs of products sold by approximately $7.1 million. There was no LIFO liquidation in 2005.

Reduction in inventory generated positive cash flow for the Company, partially offset by the tax impact of the consequent LIFO liquidation, which generated negative cash flow as it created taxable income, resulting in higher tax payments.

Product Liability—During the years ended December 31, 2006 and 2005, the Company incurred product liability expense of $2.5 million and $4.9 million, respectively, which includes the cost of outside legal fees, insurance, and other expenses incurred in the management and defense of product liability matters. See Footnote 6 "Contingent Liabilities" for further discussion of the Company's product liability.

Overhead Rate Change—In 2006, the change in inventory value resulting from the change in the overhead rate used to absorb overhead expenses into inventory was a decrease of $2.9 million. This reduction in inventory value resulted in an increase to cost of products sold.

In 2005, the change in inventory value as a result of a change in the overhead rate used to absorb overhead expenses into inventory was an increase of $6.8 million. This increase in inventory value resulted in a decrease to cost of products sold.

Fourth Quarter Charge—In the fourth quarter of 2006, a $2.5 million non-cash inventory valuation adjustment, net of the LIFO impact, was recorded to recognize inefficiencies in labor and overhead during a period of rapid inventory reduction. This over-absorption of labor and overhead was quantified by a physical inventory taken in the fourth quarter.

Due to the timing of the physical inventory, the Company was unable to quantify the impact of this delayed recognition of labor and overhead inefficiencies, if any, on the financial results of prior quarters. As a consequence, raw material and work in process physical inventories are being performed at the end of each quarter until a permanent corrective action is established and determined to be adequate, making these physical inventories unnecessary. These physical inventories were taken each quarter in 2007 and are expected to continue in 2008.

Selling, General and Administrative

Selling, general and administrative expenses were $27.9 million in 2006. This represents a decrease of $0.2 million or 0.5% from 2005 selling, general and administrative expenses of $28.1 million. The decrease reflects a reduction in advertising and sales promotion expenses, partially offset by increased personnel-related expenses including $0.7 million related to the retirement of the former Chairman and Chief Executive Officer.

Other Operating Expenses (Income), net

Other operating expenses (income), net consist of the following:

Year ended December 31,	2006	2005
Gain on sale of operating assets (a)	$(929)	-
Impairment of operating assets (b)	494	483
Gain on sale of real estate (c)	(397)	-
Total other operating expenses (income), net	$(832)	$483

(a) The gain on sale of operating assets is generated primarily from the sale of used machinery and equipment. Most of the machinery and equipment sold in 2006 was related to titanium investment casting.

(b) In 2006, the Company recognized an impairment charge of $0.5 million related to building improvements at the Dorr Building. The Company had planned to establish a titanium investment castings foundry at Dorr, but that plan was aborted in 2006. In 2005, the Company recognized an impairment charge of $0.5 million related to certain corporate assets and certain machinery and equipment in the castings segment.

(c) In 2006, the $0.4 million gain on sale of real estate reflects the sale of non-manufacturing real property.

Operating Income—Operating Income was $0.9 million or 0.6% of sales in 2006. This is a decrease of $0.4 million from 2005 operating income of $1.4 million or 0.9% of sales.

Interest Income

Interest income was $1.1 million in 2006. This represents an increase of $0.3 million from 2005 interest income of $0.8 million. The increase is attributable to more favorable interest rates in 2006..

Income Taxes and Net Income

The effective income tax rate of 40.1% in 2006 remained consistent with the income tax rate in 2005.

As a result of the foregoing factors, consolidated net income was $1.1 million in 2006. This represents an increase of $0.2 million or 27.8% from 2005 consolidated net income of $0.9 million.

Financial Condition

Operations

At December 31, 2007, the Company had cash, cash equivalents and short-term investments of $35.6 million. The Company's pre-LIFO working capital of $100.2 million, less the LIFO reserve of $46.9 million, resulted in working capital of $53.3 million and a current ratio of 3.6 to 1.

Cash provided by operating activities was S17.5 million, $30.2 million, and $5.2 million in 2007, 2006, and 2005, respectively. The decrease in cash provided in 2007 compared to 2006 is principally attributable to comparable reductions in gross inventory, offset by a more significant reduction in the LIFO reserve in 2007, and increased voluntary pension plan contributions in 2007. The increase in cash provided in 2006 compared to 2005 is principally a result of a $24.3 million decrease in inventory in 2006 and various fluctuations in operating asset and liability accounts during 2006 compared to 2005.

Third parties supply the Company with various raw materials for its firearms and castings, such as fabricated steel components, walnut, birch, beech, maple and laminated lumber for rifle and shotgun stocks, wax, ceramic material, metal alloys, various synthetic products and other component parts. There is a limited supply of these materials in the marketplace at any given time, which can cause the purchase prices to vary based upon numerous market factors. The Company believes that it has adequate quantities of raw materials in inventory to provide ample time to locate and obtain additional items at then-current market cost without interruption of its manufacturing operations. However, if market conditions result in a significant prolonged inflation of certain prices or if adequate quantities of raw materials can not be obtained, the Company's manufacturing processes could be interrupted and the Company's financial condition or results of operations could be materially adversely affected.

Investing and Financing

Capital expenditures were $4.5 million, S3.9 million, and $4.5 million in 2007, 2006, and 2005, respectively. In 2008, the Company expects to spend approximately $5 million on capital expenditures to purchase tooling for new product introductions and to upgrade and modernize manufacturing equipment, primarily at the Newport Firearms and Pine Tree Castings Divisions. The Company finances, and intends to continue to finance, all of these activities with funds provided by operations and current cash and short-term investments.

On January 26, 2007, the Company announced that its Board of Directors authorized a stock repurchase program. During the fourth quarter of 2007, the Company repurchased 2,216,000 shares of its common stock, representing 9.7% of the outstanding shares, in the open market at an average price of $8.99 per share. On September 26, 2006, the Company repurchased 4,272,000 shares of its common stock, representing 15.9% of the then outstanding shares, from entities controlled by members of the Ruger family at a price of $5.90 per share. These purchases were made with cash held by the Company and no debt was incurred.

There were no dividends paid in 2007 or 2006. The payment of future dividends depends on many factors, including internal estimates of future performance, then-current cash and short-term investments, and the Company's need for funds. The Company does not expect to pay dividends in the near term.

On March 8, 2007, the Company sold 42 parcels of non-manufacturing real property for $7.3 million to William B. Ruger, Jr., the Company's former Chief Executive Officer and Chairman of the Board. The sale included substantially all of the Company's raw land real property assets in New Hampshire. The sales price was based upon an independent appraisal, and the Company recognized a gain of $5.2 million on the sale.

On April 16, 2007, the Company sold a non-manufacturing facility in Arizona for $5.0 million. This facility had not been used in the Company's operations for several years. The Company realized a gain of approximately $1.5 million from this sale.

In 2007, the Company amended its hourly and salaried defined benefit pension plans so that employees will no longer accrue benefits under them effective December 31, 2007. This action "freezes" the benefits for all employees and prevents future hires from joining the plans, effective December 31, 2007. Starting in 2008, the Company will provide supplemental discretionary contributions to substantially all employees' individual 401(k) accounts.

In late 2007, after authorizing the "freeze" amendment to its hourly and salaried defined benefit pension plans, the Company contributed an additional $5 million to the plans. The intent of this discretionary contribution is to reduce the amount of time that the Company will be required to continue to operate the frozen plans. The ongoing cost of running the plans (even if frozen) is approximately $200,000 per year, which includes PBGC premiums, actuary and audit fees, and other expenses.

In 2008 and future years, the Company will be required to make cash contributions to the two defined benefit pension plans according to the new rules of the Pension Protection Act of 2006. The annual contributions will be based on the amount of the unfunded plan liabilities derived from the frozen benefits and will not include liabilities for any future accrued benefits for any new or existing participants. The total amount of these future cash contributions will be dependent on the investment returns generated by the plans' assets and the then-applicable discount rates used to calculate the plans' liabilities. The 2008 cash contribution for the defined benefit plans is not expected to exceed $1 million.

In future years, the total annual cash outlays for retirement benefits, which would include the continuing funding of the two defined benefit pension plans and the new supplemental discretionary 401(k) contributions, are expected to be comparable to the previous retirement funding levels.

In February 2008, the Company made lump sum benefit payments to two participants in its only non-qualified defined benefit plan, the Supplemental Executive Retirement Plan (SERP). These payments, which totaled $2.1 million, represented the actuarial present value of the participants' accrued benefit as of the date of payment. Only one, retired participant remains in this plan.

Historically, the Company has not required external financing. Based on its unencumbered assets, the Company believes it has the ability to raise substantial amounts of cash through issuance of short-term or long-term debt. In the fourth quarter of 2007, the Company secured a $25 million credit facility, which terminates on December 13, 2008. This credit facility remains unused.

Contractual Obligations

The table below summarizes the Company's significant contractual obligations at December 31, 2007, and the effect such obligations are expected to have on the Company's liquidity and cash flows in future periods. This table excludes amounts already recorded on the Company's balance sheet as current liabilities at December 31, 2007.

"Purchase Obligations" as used in the below table includes all agreements to purchase goods or services that are enforceable and legally binding on the Company and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Certain of the Company's purchase orders or contracts for the purchase of raw materials and other goods and services that may not necessarily be enforceable or legally binding on the Company, are also included in "Purchase Obligations" in the table. Certain of the Company's purchase orders or contracts therefore included in the table may represent authorizations to purchase rather than legally binding agreements. The Company expects to fund all of these commitments with cash flows from operations and current cash and short-terms investments.

	Payment due by period (in thousands)				
Contractual Obligations	**Total**	**Less than 1 year**	**1-3 years**	**3-5 years**	**More than 5 years**
Long-Term Debt Obligations	-	-	-	-	-
Capital Lease Obligations	-	-	-	-	-
Operating Lease Obligations	-	-	-	-	-
Purchase Obligations	$25,300	$25,300	-	-	-
Other Long-Term Liabilities Reflected on the Registrant's Balance Sheet under GAAP	-	-	-	-	-
Total	$25,300	$25,300	-	-	-

The expected timing of payment of the obligations discussed above is estimated based on current information. Timing of payments and actual amounts paid may be different depending on the time of receipt of goods or services or changes to agreed-upon amounts for some obligations.

The Company adopted the provisions of FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes," on January 1, 2007. Upon the adoption of FIN 48, the Company commenced a review of all open tax years in all jurisdictions. The Company does not believe it has included any "uncertain tax positions" in its Federal income tax return or any of the state income tax returns it is currently filing. The Company has made an evaluation of the potential impact of additional state taxes being assessed by jurisdictions in which the Company does not currently consider itself liable. The Company does not anticipate that such additional taxes, if any, would result in a material change to its financial position. However, the Company anticipates that it is more likely than not that additional state tax liabilities in the range of $0.4 to $0.7 million exist. The Company had previously recorded $0.4 million relating to these additional state income taxes, including approximately $0.2 million for the payment of interest and penalties. This amount is included in income taxes payable at December 31, 2007. In connection with the adoption of FIN 48, the Company will include interest and penalties related to uncertain tax positions as a component of its provision for taxes.

Firearms Legislation

(The following disclosures within "Firearms Legislation" are identical to the disclosures within Item 1A-Risk Factors "Firearms Legislation.)

The sale, purchase, ownership, and use of firearms are subject to thousands of federal, state and local governmental regulations. The basic federal laws are the National Firearms Act, the Federal Firearms Act, and the Gun Control Act of 1968. These laws generally prohibit the private ownership of fully automatic weapons and place certain restrictions on the interstate sale of firearms unless certain licenses are obtained. The Company does not manufacture fully automatic weapons, other than for the law enforcement market, and holds all necessary licenses under these federal laws. From time to time, congressional committees review proposed bills relating to the regulation of firearms. These proposed bills generally seek either to restrict or ban the sale and, in some cases, the ownership of various types of firearms. Several states currently have laws in effect similar to the aforementioned legislation.

Until November 30, 1998, the "Brady Law" mandated a nationwide five-day waiting period and background check prior to the purchase of a handgun. As of November 30, 1998, the National Instant Check System, which applies to both handguns and long guns, replaced the five-day waiting period. The Company believes that the "Brady Law" and the National Instant Check System have not had a significant effect on the Company's sales of firearms, nor does it anticipate any impact on sales in the future. On September 13, 1994, the "Crime Bill" banned so-called "assault weapons." All the Company's then-manufactured commercially-sold long guns were exempted by name as "legitimate sporting firearms." This ban expired by operation of law on September 13, 2004. The Company remains strongly opposed to laws which would restrict the rights of law-abiding citizens to lawfully acquire firearms. The Company believes that the lawful private ownership of firearms is guaranteed by the Second Amendment to the United States Constitution and that the widespread private ownership of firearms in the United States will continue. However, there can be no assurance that the regulation of firearms will not become more restrictive in the future and that any such restriction would not have a material adverse effect on the business of the Company.

Firearms Litigation

(The following disclosures within "Firearms Litigation" are identical to the disclosures within Item 1A-Risk Factors "Firearms Litigation" and Note 6 to the notes to the financial statements-Contingent Liabilities.)

As of December 31, 2007, the Company is a defendant in approximately 5 lawsuits involving its products and is aware of certain other such claims. These lawsuits and claims fall into two categories:

(i) those that claim damages from the Company related to allegedly defective product design which stem from a specific incident. Pending lawsuits and claims are based principally on the theory of "strict liability" but also may be based on negligence, breach of warranty, and other legal theories; and

(ii) those brought by cities or other governmental entities, and individuals against firearms manufacturers, distributors and dealers seeking to recover damages allegedly arising out of the misuse of firearms by third parties in the commission of homicides, suicides and other shootings involving juveniles and adults. The complaints by municipalities seek damages, among other things, for the costs of medical care, police and emergency services, public health services, and the maintenance of courts, prisons, and other services. In certain instances, the plaintiffs seek to recover for decreases in property values and loss of business within the city due to criminal violence. In addition, nuisance abatement and/or injunctive relief is sought to change the design, manufacture, marketing and distribution practices of the various defendants. These suits allege, among other claims, strict liability or negligence in the design of products, public nuisance, negligent entrustment, negligent distribution, deceptive or fraudulent advertising, violation of consumer protection statutes and conspiracy or concert of action theories. Most of these cases do not allege a specific injury to a specific individual as a result of the misuse or use of any of the Company's products.

The Company has expended significant amounts of financial resources and management time in connection with product liability litigation. Management believes that, in every case involving firearms, the allegations are unfounded, and that the shootings and any results therefrom were due to negligence or misuse of the firearms by third-parties or the claimant, and that there should be no recovery against the Company. Defenses further exist to the suits brought by governmental entities based, among other reasons, on established state law precluding recovery for essential government services, the remoteness of the claims, the types of damages sought to be recovered, and limitations on the extraterritorial authority which may be exerted by a city, municipality, county or state under state and federal law, including State and Federal Constitutions.

The only case against the Company alleging liability for criminal shootings by third-parties to ever be permitted to go before a constitutional jury, Hamilton, et al. v. Accu-tek, et al., resulted in a defense verdict in favor of the Company on February 11, 1999. In that case, numerous firearms manufacturers and distributors had been sued, alleging damages as a result of alleged negligent sales practices and "industry-wide" liability. The Company and its marketing and distribution practices were exonerated from any claims of negligence in each of the seven cases decided by the jury. In subsequent proceedings involving other defendants, the New York Court of Appeals as a matter of law confirmed that 1) no legal duty existed under the circumstances to prevent or investigate criminal misuses of a manufacturer's lawfully made products; and 2) liability of firearms manufacturers could not be apportioned under a market share theory. More recently, the New York Court of Appeals on October 21, 2003 declined to hear the appeal from the decision of the New York Supreme Court, Appellate Division, affirming the dismissal of New York Attorney General Eliot Spitzer's public nuisance suit against the Company and other manufacturers and distributors of firearms. In its decision, the Appellate Division relied heavily on Hamilton in concluding that it was "legally inappropriate," "impractical," "unrealistic" and "unfair" to attempt to hold firearms manufacturers responsible under theories of public nuisance for the criminal acts of others.

Of the lawsuits brought by municipalities, counties or a state Attorney General, twenty have been concluded: Atlanta – dismissal by intermediate Appellate Court, no further appeal; Bridgeport – dismissal affirmed by Connecticut Supreme Court; County of Camden – dismissal affirmed by U.S. Third Circuit Court of Appeals; Miami – dismissal affirmed by intermediate appellate court, Florida Supreme Court declined review; New Orleans – dismissed by Louisiana Supreme Court, United States Supreme Court declined review; Philadelphia – U.S. Third Circuit Court of Appeals affirmed dismissal, no further appeal; Wilmington – dismissed by trial court, no appeal; Boston – voluntary dismissal with prejudice by the City at the close of fact discovery; Cincinnati – voluntarily withdrawn after a unanimous vote of the city council; Detroit – dismissed by Michigan Court of Appeals, no appeal; Wayne County – dismissed by Michigan Court of Appeals, no appeal; New York State – Court of Appeals denied plaintiff's petition for leave to appeal the Intermediate Appellate Court's dismissal, no further appeal; Newark – Superior Court of New Jersey Law Division for Essex County dismissed the case with prejudice; City of Camden – dismissed on July 7, 2003, not reopened; Jersey City – voluntarily dismissed and not re-filed; St. Louis – Missouri Supreme Court denied plaintiffs' motion to appeal Missouri Appellate Court's affirmation of dismissal; Chicago – Illinois Supreme Court affirmed trial court's dismissal; and Los Angeles City, Los Angeles County, San Francisco – Appellate Court affirmed summary judgment in favor of defendants, no further appeal; and Cleveland – dismissed on January 24, 2006 for lack of prosecution.

The dismissal of the Washington, D.C. municipal lawsuit was sustained on appeal, but individual plaintiffs were permitted to proceed to discovery and attempt to identify the manufacturers of the firearms used in their shootings as "machine guns" under the city's "strict liability" law. On April 21, 2005, the D.C. Court of Appeals, in an *en* banc hearing, unanimously dismissed all negligence and public nuisance claims, but let stand individual claims based upon a Washington, D.C. act imposing "strict liability" for manufacturers of "machine guns." Based on present information, none of the Company's products has been identified with any of the criminal assaults which form the basis of the individual claims. The writ of certiorari to the United States Supreme Court regarding the constitutionality of the Washington, D.C. act was denied and the case was remanded to the trial court for further proceedings. The defendants subsequently moved to dismiss the case based upon the Protection of Lawful Commerce in Arms Act, which motion was granted on May 22, 2006. The individual plaintiffs and the District of Columbia, which has subrogation claims in regard to the individual plaintiffs, appealed. On January 10, 2008, the District of Columbia Court of Appeals unanimously upheld the dismissal. Plaintiffs have until February 25, 2008, to move for rehearing en banc.

The Indiana Court of Appeals affirmed the dismissal of the Gary case by the trial court, but the Indiana Supreme Court reversed this dismissal and remanded the case for discovery proceedings on December 23, 2003. Gary is scheduled to begin trial in 2009. The defendants filed a motion to dismiss pursuant to the Protection of Lawful Commerce in Arms Act ("PLCAA"). The state court judge held the PLCAA unconstitutional and the defendants filed a motion with the Indiana Court of Appeals asking it to accept interlocutory appeal on the issue, which appeal was accepted on February 5, 2007. On October 29, 2007, the Indiana Appellate Court affirmed, holding that the PLCAA does not apply to the City's claims. A petition for rehearing was filed in the Appellate Court and denied on January 9, 2008. A Petition to Transfer the appeal to the Supreme Court of Indiana was filed on February 7, 2008.

In the previously reported New York City municipal case, the defendants moved to dismiss the suit pursuant to the Protection of Lawful Commerce in Arms Act. The trial judge found the Act to be constitutional but denied the defendants' motion to dismiss the case, stating that the Act was not applicable to the suit. The defendants were given leave to appeal and in fact have appealed the decision to the U.S. Court of Appeals for the Second Circuit. That appeal remains pending.

In the NAACP case, on May 14, 2003, an advisory jury returned a verdict rejecting the NAACP's claims. On July 21, 2003, Judge Jack B. Weinstein entered an order dismissing the NAACP lawsuit, but this order contained lengthy dicta which defendants believe are contrary to law and fact. Appeals by both sides were filed, but plaintiffs withdrew their appeal. On August 3, 2004, the United States Court of Appeals for the Second Circuit granted the NAACP's motion to dismiss the defendants' appeal of Judge Weinstein's order denying defendants' motion to strike his dicta made in his order dismissing the NAACP's case, and the defendants' motion for summary disposition was denied as moot. The ruling of the Second Circuit effectively confirmed the decision in favor of defendants and brought this matter to a conclusion.

Legislation has been passed in approximately 34 states precluding suits of the type brought by the municipalities mentioned above. On the Federal level, the "Protection of Lawful Commerce in Arms Act" was signed by President Bush on October 26, 2005. The Act requires dismissal of suits against manufacturers arising out of the lawful sale of their products for harm resulting from the criminal or unlawful misuse of a firearm by a third party. The Company is pursuing dismissal of each action involving such claims, including the municipal cases described above. The Company was voluntarily dismissed with prejudice on March 23, 2007 from the previously reported Arnold case. The matter was thus concluded with no payment by the Company.

Punitive damages, as well as compensatory damages, are demanded in certain of the lawsuits and claims. Aggregate claimed amounts presently exceed product liability accruals and applicable insurance coverage. For claims made after July 10, 2000, coverage is provided on an annual basis for losses exceeding $5 million per claim, or an aggregate maximum loss of $10 million annually, except for certain new claims which might be brought by governments or municipalities after July 10, 2000, which are excluded from coverage.

Product liability claim payments are made when appropriate if, as, and when claimants and the Company reach agreement upon an amount to finally resolve all claims. Legal costs are paid as the lawsuits and claims develop, the timing of which may vary greatly from case to case. A time schedule cannot be determined in advance with any reliability concerning when payments will be made in any given case.

Provision is made for product liability claims based upon many factors related to the severity of the alleged injury and potential liability exposure, based upon prior claim experience. Because our experience in defending these lawsuits and claims is that unfavorable outcomes are typically not probable or estimable, only in rare cases is an accrual established for such costs. In most cases, an accrual is established only for estimated legal defense costs. Product liability accruals are periodically reviewed to reflect then-current estimates of possible liabilities and expenses incurred to date and reasonably anticipated in the future. Threatened product liability claims are reflected in our product liability accrual on the same basis as actual claims; i.e., an accrual is made for reasonably anticipated possible liability and claims-handling expenses on an ongoing basis.

A range of reasonably possible loss relating to unfavorable outcomes cannot be made. However, in product liability cases in which a dollar amount of damages is claimed, the amount of damages claimed, which totaled $5 million and $0 at December 31, 2007 and 2006, respectively, are set forth as an indication of possible maximum liability that the Company might be required to incur in these cases (regardless of the likelihood or reasonable probability of any or all of this amount being awarded to claimants) as a result of adverse judgments that are sustained on appeal.

As of December 31, 2007 and 2006, the Company was a defendant in 5 and 4 lawsuits, respectively, involving its products and is aware of other such claims. During the year ended December 31, 2007 and 2006, respectively, 2 and 2 claims were filed against the Company, 1 and 2 claims were dismissed, and 0 and 2 claims were settled. The average cost per settled claim was $47,000 in 2006.

During the years ended December 31, 2007 and 2006, the Company incurred product liability expense of $1.7 million and $2.5 million, respectively, which includes the cost of outside legal fees, insurance, and other expenses incurred in the management and defense of product liability matters.

The Company management monitors the status of known claims and the product liability accrual, which includes amounts for asserted and unasserted claims. While it is not possible to forecast the outcome of litigation or the timing of costs, in the opinion of management, after consultation with special and corporate counsel, it is not probable and is unlikely that litigation, including punitive damage claims, will have a material adverse effect on the financial position of the Company, but may have a material impact on the Company's financial results for a particular period.

The Company has reported all cases instituted against it through September 30, 2007 and the results of those cases, where terminated, to the S.E.C. on its previous Form 10-K and 10-Q reports, to which reference is hereby made.

Balance Sheet Rollforward for Product Liability Reserve
(Dollars in thousands)

			Cash Payments				
	Balance Beginning of Year (a)	Accrued Legal Expense (b)	Legal Fees (c)	Settlements (d)	Insurance Premiums	Admin. Expense	Balance End of Year (a)
2005	$3,132	$2,514	$(2,935)	(515)	N/A	N/A	$2,196
2006	2,196	688	(1,000)	(143)	N/A	N/A	1,741
2007	1,741	639	(447)	-	N/A	N/A	1,933

Income Statement Detail for Product Liability Expense
(Dollars in thousands)

	Accrued Legal Expense (b)	Insurance Premium Expense (e)	Admin. Expense (f)	Total Product Liability Expense
2005	$2,514	$1,338	$1,041	$4,893
2006	688	1,141	691	2,520
2007	639	748	299	1,686

Notes

(a) The beginning and ending liability balances represent accrued legal fees only. Settlements and administrative costs are expensed as incurred. Only in rare instances is an accrual established for settlements.

(b) The expense accrued in the liability is for legal fees only.

(c) Legal fees represent payments to outside counsel related to product liability matters.

(d) Settlements represent payments made to plaintiffs or allegedly injured parties in exchange for a full and complete release of liability.

(e) Insurance expense represents the cost of insurance premiums.

(f) Administrative expense represents personnel related and travel expenses of Company employees and firearm experts related to the management and monitoring of product liability matters.

There were no insurance recoveries during any of the above years.

Other Operational Matters

In the normal course of its manufacturing operations, the Company is subject to occasional governmental proceedings and orders pertaining to waste disposal, air emissions and water discharges into the environment. The Company believes that it is generally in compliance with applicable environmental regulations and the outcome of such proceedings and orders will not have a material adverse effect on the financial position or results of operations of the Company.

The Company self-insures a significant amount of its product liability, workers compensation, medical, and other insurance. It also carries significant deductible amounts on various insurance policies.

The valuation of the future defined benefit pension obligations at December 31, 2007 and 2006 indicated that these plans were underfunded by $4.8 million and $7.6 million, respectively, and resulted in a cumulative other comprehensive loss of $13.4 million and $12.4 million on the Company's balance sheet at December 31, 2007 and 2006, respectively.

The Company expects to realize its deferred tax assets through tax deductions against future taxable income.

Critical Accounting Policies

The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make assumptions and estimates that affect the reported amounts of assets and liabilities as of the balance sheet date and revenues and expenses recognized and incurred during the reporting period then ended. The Company bases estimates on prior experience, facts and circumstances, and other assumptions, including those reviewed with actuarial consultants and independent counsel, when applicable, that are believed to be reasonable. However, actual results may differ from these estimates.

The Company believes the determination of its product liability accrual is a critical accounting policy. The Company's management reviews every lawsuit and claim at the outset and is in contact with independent and corporate counsel on an ongoing basis. The provision for product liability claims is based upon many factors, which vary for each case. These factors include the type of claim, nature and extent of injuries, historical settlement ranges, jurisdiction where filed, and advice of counsel. An accrual is established for each lawsuit and claim, when appropriate, based on the nature of each such lawsuit or claim.

Amounts are charged to product liability expense in the period in which the Company becomes aware that a claim or, in some instances a threat of claim, has been made when potential losses or costs of defense can be reasonably estimated. Such amounts are determined based on the Company's experience in defending similar claims. Occasionally, charges are made for claims made in prior periods because the cumulative actual costs incurred for that claim, or reasonably expected to be incurred in the future, exceed amounts already provided. Likewise credits may be taken if cumulative actual costs incurred for that claim, or reasonably expected to be incurred in the future, are less than amounts previously provided.

While it is not possible to forecast the outcome of litigation or the timing of costs, in the opinion of management, after consultation with independent and corporate counsel, it is not probable and is unlikely that litigation, including punitive damage claims, will have a material adverse effect on the financial position of the Company, but may have a material impact on the Company's financial results for a particular period.

The Company believes the valuation of its inventory and the related excess and obsolescence reserve is also a critical accounting policy. Inventories are carried at the lower of cost, principally determined by the last-in, first-out (LIFO) method, or market. An actual valuation of inventory under the LIFO method is made at the end of each year based on the inventory levels and prevailing inventory costs existing at that time.

The Company determines its excess and obsolescence reserve by projecting the year in which inventory will be consumed into a finished product. Given ever-changing market conditions, customer preferences and the anticipated introduction of new products, it does not seem prudent nor supportable to carry inventory at full cost beyond that needed during the next 36 months. Therefore, the Company estimates its excess and obsolescence inventory reserve based on the following parameters:

Projected Year Of Consumption	Required Reserve %
2008	2%
2009	10%
2010	35%
2011 and thereafter	90%

Recent Accounting Pronouncements

In September 2006, FASB issued FAS No. 157, "Fair Value Measurements" (FAS 157). FAS 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. The provisions of FAS 157 are effective for the fiscal year beginning January 1, 2008. The FASB has deferred the implementation of FAS 157 by one year for certain non-financial assets and liabilities such as this will be effective for the fiscal year beginning January 1, 2009. The adoption of FAS 157 is not expected to have a material impact on the Company's financial position, results of operations and cash flows.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), "Business Combinations" ("FAS 141R"). FAS 141R establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any non-controlling interest in the acquiree and the goodwill acquired. FAS 141R also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. FAS 141R is effective for the fiscal year beginning January 1, 2009, and will be adopted by the Company in the first quarter of 2009. The adoption of FAS 141R is not expected to have a material impact on the Company's financial position, results of operations and cash flows.

Forward-Looking Statements and Projections

The Company may, from time to time, make forward-looking statements and projections concerning future expectations. Such statements are based on current expectations and are subject to certain qualifying risks and uncertainties, such as market demand, sales levels of firearms, anticipated castings sales and earnings, the need for external financing for operations or capital expenditures, the results of pending litigation against the Company including lawsuits filed by mayors, state attorneys general and other governmental entities and membership organizations, and the impact of future firearms control and environmental legislation, any one or more of which could cause actual results to differ materially from those projected. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date made. The Company undertakes no obligation to publish revised forward-looking statements to reflect events or circumstances after the date such forward-looking statements are made or to reflect the occurrence of subsequent unanticipated events.

ITEM 7A—QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company is exposed to changing interest rates on its investments, which consists primarily of United States Treasury instruments with short-term (less than one year) maturities and cash. The interest rate market risk implicit in the Company's investments at any given time is low, as the investments mature within short periods and the Company does not have significant exposure to changing interest rates on invested cash.

The Company has not undertaken any actions to cover interest rate market risk and is not a party to any interest rate market risk management activities.

A hypothetical ten percent change in market interest rates over the next year would not materially impact the Company's earnings or cash flows. A hypothetical ten percent change in market interest rates would not have a material effect on the fair value of the Company's investments.

ITEM 8—FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

INDEX TO FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
Sturm, Ruger & Company, Inc.

We have audited Sturm, Ruger & Company, Inc.'s internal control over financial reporting as of December 31, 2007, based on *criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).* Sturm, Ruger & Company, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in Management's Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Sturm, Ruger & Company, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on *criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).*

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the balance sheets of Sturm, Ruger & Company, Inc. as of December 31, 2007 and 2006, and the related statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2007 and our report dated February 22, 2008 expressed an unqualified opinion.

/s/McGladrey & Pullen, LLP
Stamford, Connecticut
February 22, 2008

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
Sturm, Ruger & Company, Inc.

We have audited the balance sheets of Sturm, Ruger & Company, Inc. as of December 31, 2007 and 2006, and the related statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2007. Our audits also included the financial statement schedule of Sturm, Ruger & Company, Inc. listed in Item 15(a). These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sturm, Ruger & Company, Inc. as of December 31, 2007 and 2006, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Sturm, Ruger & Company, Inc.'s internal control over financial reporting as of December 31, 2007, based on *criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO)* and our report dated February 22, 2008 expressed an unqualified opinion on the effectiveness of Sturm, Ruger & Company, Inc.'s internal control over financial reporting.

/s/McGladrey & Pullen, LLP
Stamford, Connecticut
February 22, 2008

Balance Sheets
(Dollars in thousands, except per share data)

December 31,	**2007**	2006
Assets		
Current Assets		
Cash and cash equivalents	$ 5,106	$ 7,316
Short-term investments	30,504	22,026
Trade receivables, net	15,636	18,007
Gross inventories:	64,330	87,477
Less LIFO reserve	(46,890)	(57,555)
Less excess and obsolescence reserve	(4,143)	(5,516)
Net inventories	13,297	24,406
Deferred income taxes	5,878	8,347
Prepaid expenses and other current assets	3,091	1,683
Total Current Assets	73,512	81,785
Property, Plant, and Equipment	126,496	128,042
Less allowances for depreciation	(104,418)	(105,081)
Net property, plant and equipment	22,078	22,961
Deferred income taxes	3,626	3,630
Other assets	2,666	8,690
Total Assets	$101,882	$117,066

See accompanying notes to financial statements.

December 31,	**2007**	2006
Liabilities and Stockholders' Equity		
Current Liabilities		
Trade accounts payable and accrued expenses	$ 8,102	$ 6,342
Product liability	1,208	904
Employee compensation and benefits	4,860	6,416
Workers' compensation	5,667	6,547
Income taxes payable	411	1,054
Total Current Liabilities	20,248	21,263
Accrued pension liability	4,840	7,640
Product liability	725	837
Contingent liabilities (Note 6)	-	-
Stockholders' Equity		
Common stock, non-voting, par value $1:		
Authorized shares – 50,000; none issued		
Common stock, par value $1:		
Authorized shares – 40,000,000		
2007-22,787,812 issued,		
20,571,817 outstanding		
2006-22,638,700 issued and outstanding	22,788	22,639
Additional paid-in capital	1,836	2,615
Retained earnings	84,834	74,505
Less: Treasury stock – 2,215,995 shares, at cost	(20,000)	-
Accumulated other comprehensive loss	(13,389)	(12,433)
Total Stockholders' Equity	76,069	87,326
Total Liabilities and Stockholders' Equity	$ 101,882	$117,066

See accompanying notes to financial statements.

Statements of Income
(In thousands, except per share data)

Year ended December 31,	**2007**	2006	2005
Net firearms sales	$144,222	$139,110	$132,805
Net castings sales	12,263	28,510	21,917
Total net sales	156,485	167,620	154,722
Cost of products sold	117,186	139,610	124,826
Gross profit	39,299	28,010	29,896
Expenses:			
Selling	15,092	15,810	17,271
General and administrative	13,678	12,110	10,788
Pension plan curtailment charge	1,143	-	-
Other operating expenses (income), net	271	(832)	483
Total expenses	30,184	27,088	28,542
Operating income	9,115	922	1,354
Other income:			
Gain on sale of real estate	5,168	-	-
Interest income	2,368	1,062	786
Other income (expense), net	8	(141)	(698)
Total other income, net	7,544	921	88
Income before income taxes	16,659	1,843	1,442
Income taxes	6,330	739	578
Net income	$ 10,329	$ 1,104	$ 864
Basic and Diluted Earnings Per Share	$ 0.46	$ 0.04	$ 0.03
Cash Dividends Per Share	$ 0.00	$ 0.00	$ 0.30

See accompanying notes to financial statements.

Statements of Stockholders' Equity
(Dollars in thousands)

	Common Stock	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Loss	Total
Balance at December 31, 2004	$26,911	$2,508	$101,543	-	$(10,275)	$120,687
Net income			864			864
Additional minimum pension liability, net of deferred taxes of $1,267					(1,900)	(1,900)
Comprehensive income						(1,036)
Cash dividends			(8,073)			(8,073)
Balance at December 31, 2005	26,911	2,508	94,334	-	(12,175)	111,578
Net income			1,104			1,104
Pension liability, net of deferred taxes of $172					(258)	(258)
Stock-based compensation, net of tax		107				107
Comprehensive income						953
Repurchase of 4,272,000 Shares of common stock	(4,272)		(20,933)			(25,205)
Balance at December 31, 2006	22,639	2,615	74,505	-	(12,433)	87,326
Net income			10,329			10,329
Pension liability, net of deferred taxes of $637					(956)	(956)
Stock-based compensation, net of tax	30	1,017				1,047
Comprehensive income						10,420
Exercise of options	119	(1,796)				(1,677)
Repurchase of 2,216,000 shares of common stock				(20,000)		(20,000)
Balance at December 31, 2007	$22,788	$1,836	$84,834	$(20,000)	$(13,389)	$76,069

See accompanying notes to financial statements.

Statements of Cash Flows
(In thousands)

Year ended December 31,	**2007**	2006	2005
Operating Activities			
Net income	$ 10,329	$ 1,104	$ 864
Adjustments to reconcile net income to cash provided by operating activities:			
Depreciation	4,372	3,852	5,440
Impairment of assets	2,264	494	483
Pension plan curtailment charge	1,143	-	-
Gain on sale of assets	(7,161)	(1,326)	-
Deferred income taxes	2,473	(2,759)	(328)
Changes in operating assets and liabilities:			
Trade receivables	2,371	(2,230)	305
Inventories	11,109	24,320	1,659
Trade accounts payable and other liabilities	(1,001)	3,023	13
Product liability	192	(455)	(936)
Prepaid expenses and other assets	(6,128)	4,077	(2,422)
Income taxes	(643)	119	167
Cash provided by operating activities	19,320	30,219	5,245
Investing Activities			
Property, plant, and equipment additions	(4,468)	(3,906)	(4,460)
Purchases of short-term investments	(51,328)	(114,585)	(125,245)
Proceeds from sales or maturities of short-term investments	42,850	114,485	131,749
Net proceeds from sale of assets	12,542	2,251	-
Cash (used for) provided by investing activities	(404)	(1,755)	2,044
Financing Activities			
Cashless exercise of stock options	(1,126)	-	-
Repurchase of common stock	(20,000)	(25,205)	-
Dividends paid	-	-	(8,073)
Cash used for financing activities	(21,126)	(25,205)	(8,073)
Increase (Decrease) in cash and cash equivalents	(2,210)	3,259	(784)
Cash and cash equivalents at beginning of year	7,316	4,057	4,841
Cash and Cash Equivalents at End of Year	$ 5,106	$ 7,316	$ 4,057

See accompanying notes to financial statements.

Notes to Financial Statements

1. Significant Accounting Policies

Organization

Sturm, Ruger & Company, Inc. (the "Company") is principally engaged in the design, manufacture, and sale of firearms to domestic customers. Approximately 92% of the Company's total sales for the year ended December 31, 2007 were from the firearms segment. Export sales represent less than 6% of firearms sales. The Company's design and manufacturing operations are located in the United States and substantially all product content is domestic. The Company's firearms are sold through a select number of independent wholesale distributors principally to the commercial sporting market.

The Company manufactures and sells investment castings made from steel alloys for both outside customers and internal use in the firearms segment. Investment castings sold to outside customers, either directly to or through manufacturers' representatives, represented 8% of the Company's total sales for the year ended December 31, 2007.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Revenue Recognition

Revenue is recognized, net of any estimated discounts, sales incentives, or rebates, when product is shipped and the customer takes ownership and assumes risk of loss.

Cash Equivalents

The Company considers interest-bearing deposits with financial institutions with remaining maturities of three months or less at the time of acquisition to be cash equivalents.

Short-term Investments

Short-term investments are recorded at cost plus accrued interest, which approximates market, and consist of a fund that invests principally in United States Treasury instruments, maturing within one year. The income from short-term investments is included in other income – net.

Accounts Receivable

Accounts receivable balances for significant customers follow:

As of December 31, (in thousands)	**2007**	2006
Customer 1	$2,931	$ 727
Customer 2	$2,513	$1,318
Customer 3	$1,625	$1,763
Customer 4	$1,593	$2,203

The allowance for doubtful accounts and discounts was $0.4 million in both 2007 and 2006.

The Company establishes an allowance for doubtful accounts based on the credit worthiness of its customers and historical experience. Bad debt expense has been immaterial during each of the last three years.

Inventories

Inventories are stated at the lower of cost, principally determined by the last-in, first-out (LIFO) method, or market. If inventories had been valued using the first-in, first-out method, inventory values would have been higher by approximately $46.9 million and $57.6 million at December 31, 2007 and 2006, respectively. During 2007 and 2006, inventory quantities were reduced. This reduction resulted in a liquidation of LIFO inventory quantities carried at lower costs prevailing in prior years as compared with the current cost of purchases, the effect of which decreased costs of products sold by approximately $12.1 million and $7.1 million in 2007 and 2006, respectively. There was no LIFO liquidation in 2005.

Inventories consist of the following:

As of December 31, (in thousands)	**2007**	2006
Finished products	$ 1,859	$ 3,906
Materials and products in process	11,438	20,500
Net inventories	$13,297	$24,406

Property, Plant, and Equipment

Property, plant, and equipment are stated on the basis of cost. Depreciation is computed using the straight-line and declining balance methods predominately over 15, 10, and 3 years for buildings, machinery and equipment, and tools and dies, respectively.

Property, plant and equipment consist of the following at cost:

As of December 31, (in thousands)	**2007**	2006
Land and improvements	$ 1,194	$ 1,652
Buildings and improvements	23,953	23,795
Machinery and equipment	83,173	86,155
Dies and tools	18,176	16,440
	$126,496	$128,042

Long-lived Assets

Long-lived assets are reviewed for impairment whenever circumstances indicate that the carrying amount of an asset may not be recoverable in accordance with Statement of Financial Accounting Standards ("SFAS") No. 144. In performing this review, the carrying value of the assets is compared to the projected undiscounted cash flows to be generated from the assets. If the sum of the undiscounted expected future cash flows is less than the carrying value of the assets, the assets are considered to be impaired. Impairment losses are measured as the amount by which the carrying value of the assets exceeds the fair value of the assets. When fair value estimates are not available, the Company estimates fair value using the estimated future cash flows discounted at a rate commensurate with the risks associated with the recovery of the assets.

Income Taxes

Income taxes are accounted for using the asset and liability method in accordance with SFAS No. 109. Under this method, deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory rates applicable to future years to temporary differences between the financial statement carrying amounts and the tax basis of the Company's assets and liabilities.

Product Liability

The Company provides for product liability claims including estimated legal costs to be incurred defending such claims. The provision for product liability claims is charged to cost of products sold.

Advertising Costs

The Company expenses advertising costs as incurred. Advertising expenses for the years ended December 31, 2007, 2006, and 2005, were $2.6 million, $2.3 million, and $2.0 million, respectively.

Shipping Costs

Costs incurred related to the shipment of products are included in selling expense. Such costs totaled $2.3 million, $1.9 million, and $1.9 million in 2007, 2006, and 2005, respectively.

Stock Options

Effective January 1, 2006, the Company adopted the fair value recognition provisions of FASB Statement 123(R), *Share-Based Payment*, utilizing the modified prospective approach. Prior to the adoption of SFAS 123(R) the Company accounted for stock option grants in accordance with APB Opinion 25, *Accounting for Stock Issued to Employees*, (the intrinsic value method), and accordingly, recognized no compensation expense for stock option grants.

Under the modified prospective approach, the provisions of SFAS 123(R) apply to new awards and to awards that were outstanding on January 1, 2006 that are subsequently modified, repurchased or cancelled. Under the modified prospective approach, compensation cost recognized includes compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant-date fair value estimated in accordance with the original provisions of SFAS 123, and compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS 123(R). Prior periods were not restated to reflect the impact of adopting the new standard.

Earnings Per Share

Basic earnings per share is based upon the weighted-average number of shares of Common Stock outstanding during the year, which was 22,441,700 in 2007, 25,775,400 in 2006 and 26,910,700 in 2005. Diluted earnings per share reflect the impact of options outstanding using the treasury stock method. This results in diluted weighted-average shares outstanding of 22,757,500 in 2007, 25,787,600 in 2006, and 26,910,700 in 2005.

Reclassifications

Certain prior year balances may have been reclassified to conform with current year presentation.

Recent Accounting Pronouncements

In September 2006, FASB issued FAS No. 157, "Fair Value Measurements" (FAS 157). FAS 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. The provisions of FAS 157 are effective for the fiscal year beginning January 1, 2008. The FASB has deferred the implementation of FAS 157 by one year for certain non-financial assets and liabilities such as this will be effective for the fiscal year beginning January 1, 2009. The adoption of FAS 157 is not expected to have a material impact on the Company's financial position, results of operations and cash flows.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), "Business Combinations" ("FAS 141R"). FAS 141R establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any non-controlling interest in the acquiree and the goodwill acquired. FAS 141R also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. FAS 141R is effective for the fiscal year beginning January 1, 2009, and will be adopted by the Company in the first quarter of 2009. The adoption of FAS 141R is not expected to have a material impact on the Company's financial position, results of operations and cash flows.

2. Income Taxes

The Federal and state income tax provision consisted of the following (in thousands):

Year ended December 31,	**2007**		2006		2005	
	Current	Deferred	Current	Deferred	Current	Deferred
Federal	$3,782	$1,516	$2,587	$(1,925)	$690	$(260)
State	687	345	739	(662)	204	(56)
	$4,469	$1,861	$3,326	$(2,587)	$894	$(316)

Significant components of the Company's deferred tax assets and liabilities are as follows (in thousands):

December 31,	**2007**	2006
Deferred tax assets:		
Product liability	$734	$ 698
Employee compensation and benefits	3,376	4,081
Allowances for doubtful accounts and discounts	143	458
Inventories	1,675	2,674
Additional minimum pension liability	8,205	8,289
Asset impairment charges	1,605	1,495
Other	425	972
Total deferred tax assets	16,163	18,667
Deferred tax liabilities:		
Depreciation	796	1,030
Pension plans	5,665	5,428
Other	198	232
Total deferred tax liabilities	6,659	6,690
Net deferred tax assets	$9,504	$11,977

In accordance with the provisions of SFAS No. 87, "Employers' Accounting for Pension Plan Costs," changes in deferred tax assets relating to the additional minimum pension liability are not charged to expense and are therefore not included in the deferred tax provision; instead they are charged to other comprehensive income.

The effective income tax rate varied from the statutory Federal income tax rate as follows:

Year ended December 31,	**2007**	2006	2005
Statutory Federal income tax rate	35.0%	34.0%	34.0%
State income taxes, net of Federal tax benefit	4.3	4.2	7.5
Domestic production activities deduction	(1.7)	0.2	-
Other items	0.4	1.7	(1.4)
Effective income tax rate	38.0%	40.1%	40.1%

The Company made income tax payments of approximately $4.9 million, $0.2 million, and $3.1 million, during 2007, 2006, and 2005, respectively. The Company expects to realize its deferred tax assets through tax deductions against future taxable income or carry back against taxes previously paid.

The Company files income tax returns in the U.S. federal jurisdiction and various state jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal and state income tax examinations by tax authorities for years before 2003. In the third quarter of 2007, the Internal Revenue Service (IRS) completed an examination of the Company's Federal income tax return for 2005. The IRS did not propose any adjustments as a result of this examination and has accepted the Company's return as filed.

The Company adopted the provisions of FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes," on January 1, 2007. Upon the adoption of FIN 48, the Company commenced a review of all open tax years in all jurisdictions. The Company does not believe it has included any "uncertain tax positions" in its Federal income tax return or any of the state income tax returns it is currently filing. The Company has made an evaluation of the potential impact of additional state taxes being assessed by jurisdictions in which the Company does not currently consider itself liable. The Company does not anticipate that such additional taxes, if any, would result in a material change to its financial position. However, the Company anticipates that it is more likely than not that additional state tax liabilities in the range of $0.4 to $0.7 million exist. The Company had previously recorded $0.4 million relating to these additional state income taxes, including approximately $0.2 million for the payment of interest and penalties. This amount is included in income taxes payable at December 31, 2007. In connection with the adoption of FIN 48, the Company will include interest and penalties related to uncertain tax positions as a component of its provision for taxes.

3. Pension Plans

The Company sponsors two defined benefit pension plans that cover substantially all employees. A third defined benefit pension plan is non-qualified and covers certain executive officers of the Company.

The cost of these defined benefit plans and the balances of plan assets and obligations are as follows (in thousands):

Change in Benefit Obligation	**2007**	2006
Benefit obligation at January 1	$64,167	$64,481
Service cost	1,590	1,670
Interest cost	3,672	3,444
Actuarial loss (gain)	4,090	(3,051)
Benefits paid	(2,609)	(2,377)
Curtailments	(2,236)	-
Benefit obligation at December 31	68,674	64,167
Change in Plan Assets		
Fair value of plan assets at January 1	56,527	53,206
Actual return on plan assets	3,057	3,463
Employer contributions	6,859	2,236
Benefits paid	(2,609)	(2,378)
Fair value of plan assets at December 31	63,834	56,527
Funded Status		
Funded status	(4,840)	(7,640)
Unrecognized net actuarial loss	21,575	19,398
Unrecognized prior service cost	20	1,324
Unrecognized transition obligation (asset)	-	-
Net amount recognized	$16,755	$13,082

Weighted Average Assumptions for the years ended December 31,	**2007**	2006
Discount rate	5.75%	5.50%
Expected long-term return on plan assets	8.00%	8.00%
Rate of compensation increases	5.00%	5.00%

Components of Net Periodic Pension Cost		
Service cost	$1,590	$1,670
Interest cost	3,672	3,444
Expected return on assets	(4,488)	(4,235)
Recognized gains	1,108	1,243
Prior service cost recognized	161	161
Net periodic pension cost	$2,043	$2,283
Pension plan curtailment	1,143	-
Total net periodic pension cost	$3,186	$2,283

Amounts Recognized on the Balance Sheet	**2007**	2006
Accrued benefit liability	$(4,839)	$(7,640)
Accumulated other comprehensive income, net of tax	13,389	12,433
Deferred tax asset	8,205	8,289
	$16,755	$13,082

Weighted Average Assumptions as of December 31,	**2007**	2006
Discount rate	5.75%	5.75%
Rate of compensation increases	5.00%	5.00%

Information for Pension Plans with an Accumulated Benefit Obligation in excess of plan assets	**2007**	2006
Projected benefit obligation	$68,674	$64,167
Accumulated benefit obligation	$68,708	$62,284
Fair value of plan assets	$63,834	$56,527

Pension Weighted Average Asset Allocations as of December 31,	**2007**	2006
Debt securities	40%	70%
Equity securities	53%	27%
Real estate	4%	-
Money market funds	3%	3%
	100%	100%

The estimated future benefit payments for the defined benefit plans, which reflect future service as appropriate, for each of the next five years and the total amount for years six through ten, are as follows: 2008-$2.8 million, 2009-$3.0 million, 2010-$3.1 million, 2011-$3.3 million, 2012-$3.5 million, and for the five year period ending 2017-$21.5 million.

The accumulated benefit obligation for all the defined benefit pension plans was $68.7 million and $62.3 million as of December 31, 2007 and 2006, respectively.

The measurement dates of the assets and liabilities of all plans presented for 2007 and 2006 were December 31, 2007 and December 31, 2006, respectively.

The current investment objective is to produce income and long-term appreciation through a target asset allocation of 35% debt securities and other fixed income investments including cash and short-term instruments, and 65% equity investments, to provide for the current and future benefit payments of the plans. The previous investment objective had a target allocation of 65% debt securities and other fixed income investments including cash and short-term instruments, and 35% equity investments. The asset allocation is being converted to the current target asset allocation over an 18-month period. The pension plans are not invested in the common stock of the Company.

The Company determines the expected return on plan assets based on the target asset allocations. In addition, the historical returns of the plan assets are also considered in arriving at the expected rate of return.

In accordance with SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans" and its predecessor, SFAS No. 87, "Employers' Accounting for Pension Costs", the Company recorded an additional minimum pension liability, net of tax, which decreased comprehensive income by $0.5 million, $0.3 million, and $1.9 million, in 2007, 2006, and 2005, respectively.

In prior years, the Company also sponsored two defined contribution plans which covered substantially all of its hourly and salaried employees and a non-qualified defined contribution plan which covers certain of its salaried employees. Expenses related to the defined contribution plans were $1.1 million and $1.5 million in 2006, and 2005, respectively.

Effective January 1, 2007, all qualified and non-qualified defined contribution plans were merged into a single 401(k) plan. Under the terms of the 401(k) plan, the Company matched a certain portion of employee contributions effective January 1, 2007. Expenses related to the 401(k) plan were $0.8 million in 2007.

In 2007, the Company amended its hourly and salaried defined benefit pension plans so that employees will no longer accrue benefits under these plans effective December 31, 2007. This action "freezes" the benefits for all employees and prevents future hires from joining the plans, effective December 31, 2007. Starting in 2008, the Company will provide supplemental discretionary contributions to substantially all employees' individual 401(k) accounts.

These amendments resulted in a $1.1 million pension curtailment charge that was recognized in 2007.

In 2008 and future years, the Company will likely be required to make cash contributions to the two defined benefit pension plans according to the new rules of the Pension Protection Act of 2006. The annual contributions will be based on the amount of the unfunded plan liabilities derived from the frozen benefits and will not include liabilities for any future accrued benefits for any new or existing participants. The total amount of these future cash contributions will be dependent on the investment returns generated by the plans' assets and the then-applicable discount rates used to calculate the plans' liabilities. The 2008 cash contribution for the defined benefit plans is not expected to exceed $1 million.

In future years, the total annual cash outlays for retirement benefits, which would include the continuing funding of the two defined benefit pension plans and the new supplemental discretionary 401(k) contributions, are expected to be comparable to the current retirement funding levels.

In February 2008, the Company made lump sum benefit payments to two participants in its only non-qualified defined benefit plan, the Supplemental Executive Retirement Plan (SERP). These payments, which totaled $2.1 million, represented the actuarial present value of the participants' accrued benefit as of the date of payment. Only one, retired participant remains in this plan.

FAS No. 158 requires an employer to measure the funded status of a plan as of its year-end date and was first effective for fiscal 2006 for the Company. Upon adoption of this standard in 2006, the Company recorded a charge of $1.6 million, net of tax, to other comprehensive income and a $2.6 million credit to accrued pension liability.

4. Line of Credit

In December 2007, the Company secured a $25 million credit facility with a bank which terminates on December 13, 2008. Borrowings under this facility bear interest at LIBOR plus 100 basis points. At December 31, 2007, the Company was in compliance with the terms and covenants of the credit agreement. The unused fee is 25 basis points per year on the unused portion of the credit facility. This credit facility remains unused at December 31, 2007.

5. Stock Incentive and Bonus Plans

In 1998, the Company adopted, and in May 1999 the shareholders approved, the 1998 Stock Incentive Plan (the "1998 Plan") under which employees were granted options to purchase shares of the Company's Common Stock and stock appreciation rights. The Company reserved 2,000,000 shares for issuance under the 1998 Plan. These options have an exercise price equal to the fair market value of the shares of the Company at the date of grant, become vested ratably over five years, and expire ten years from the date of grant. In April 2007, all reserved shares for which a stock option had not been granted under the 1998 Plan were deregistered. No further stock options or stock will be granted under the 1998 Plan.

On December 18, 2000, the Company adopted, and in May 2001 the shareholders approved, the 2001 Stock Option Plan for Non-Employee Directors (the "2001 Plan") under which non-employee directors were granted options to purchase shares of the Company's authorized but unissued stock. The Company reserved 200,000 shares for issuance under the 2001 Plan. Options granted under the 2001 Plan have an exercise price equal to the fair market value of the shares of the Company at the date of grant and expire ten years from the date of grant. Twenty-five percent of the options vest immediately upon grant and the remaining options vest ratably over three years. In April 2007, all reserved shares for which a stock option had not been granted under the 2001 Plan were deregistered. No further stock options or stock will be granted under the 2001 Plan.

In April 2007, the Company adopted and the shareholders approved the 2007 Stock Incentive Plan (2007 SIP) under which employees, independent contractors, and non-employee directors may be granted stock options, restricted stock, deferred stock awards, and stock appreciation rights, any of which may or may not require the satisfaction of performance objectives. Vesting requirements will be determined by the Compensation Committee or the Board of Directors. The Company has reserved 2,550,000 shares for issuance under the 2007 SIP.

In 2007, a total of 10,920 deferred stock awards were issued to non-employee directors, which will vest in April 2008. Compensation expense related to these awards are amortized ratably over the vesting period. The total compensation expense related to these awards is $0.1 million. The impact on the 2008 results will be immaterial.

In 2007, a total of 29,500 shares of stock were awarded to employees. All compensation expense related to these awards, which totaled $0.4 million, was recognized in 2007.

The following table summarizes the stock option activity of the Plans:

	Shares	Weighted Avg Exercise Price	Weighted Avg Grant Date Fair Value	Weighted Avg Remaining Contractual Life (Years)
Outstanding at December 31, 2004	1,095,000	11.55	1.86	4.3
Granted	40,000	10.88	2.24	9.5
Exercised	-	-	-	-
Canceled	(115,000)	11.74	1.83	3.2
Outstanding at December 31, 2005	1,020,000	11.50	1.89	3.3
Granted	660,000	8.51	3.51	9.7
Exercised	-	-	-	-
Canceled	(355,000)	11.90	2.00	2.3
Outstanding at December 31, 2006	1,325,000	9.46	2.66	5.4
Granted	311,250	13.06	5.67	9.3
Exercised	(495,000)	11.77	1.92	1.2
Canceled	(50,000)	9.59	1.24	3.5
Outstanding at December 31, 2007	1,091,250	9.44	3.91	8.4
Exercisable Options Outstanding at December 31, 2007	265,000	8.55	2.59	6.5
Non-Vested Options Outstanding at December 31, 2007	826,250	9.72	4.33	9.0

At December 31, 2007, an aggregate of 2,238,750 shares remain available for grant under the Plans.

The Company uses the Black-Scholes option pricing model to estimate the fair value of stock-based awards with the following weighted average assumptions:

	2007	2006	2005
Dividend yield	0.0%	0.0%	0.0%
Expected volatility	33.9%	44.3%	44.3%
Risk free rate of return	4.0%	4.0%	4.0%
Expected lives	7.5 years	5 years	5 years

The estimated fair value of options granted is subject to the assumptions made and if the assumptions changed, the estimated fair value amounts could be significantly different.

As a result of adopting Statement 123(R) on January 1, 2006, the Company's income before income taxes and net income for the years ended December 31, 2007 and 2006 are $0.8 million and $0.5 million and $0.2 million and $0.1 million lower, respectively, than if it had continued to account for share-based compensation under Opinion 25 for stock option grants. Basic and diluted earnings per share were unchanged. If the Company would have adopted Statement 123(R) for the year ended December 31, 2005, the impact on the Company's income before income taxes and net income for that year would have been insignificant.

At December 31, 2007, there was $1.9 million of unrecognized compensation cost related to share-based payments that is expected to be recognized over a weighted-average period of 2.3 years.

At December 31, 2007 the aggregate intrinsic value of all options, including exercisable options, was$4.3 million.

6. Contingent Liabilities

As of December 31, 2007, the Company is a defendant in approximately 5 lawsuits involving its products and is aware of certain other such claims. These lawsuits and claims fall into two categories:

(i) those that claim damages from the Company related to allegedly defective product design which stem from a specific incident. Pending lawsuits and claims are based principally on the theory of "strict liability" but also may be based on negligence, breach of warranty, and other legal theories; and

(ii) those brought by cities or other governmental entities, and individuals against firearms manufacturers, distributors and dealers seeking to recover damages allegedly arising out of the misuse of firearms by third parties in the commission of homicides, suicides and other shootings involving juveniles and adults. The complaints by municipalities seek damages, among other things, for the costs of medical care, police and emergency services, public health services, and the maintenance of courts, prisons, and other services. In certain instances, the plaintiffs seek to recover for decreases in property values and loss of business within the city due to criminal violence. In addition, nuisance abatement and/or injunctive relief is sought to change the design, manufacture, marketing and distribution practices of the various defendants. These suits allege, among other claims, strict liability or negligence in the design of products, public nuisance, negligent entrustment, negligent distribution, deceptive or fraudulent advertising, violation of consumer protection statutes and conspiracy or concert of action theories. Most of these cases do not allege a specific injury to a specific individual as a result of the misuse or use of any of the Company's products.

The Company has expended significant amounts of financial resources and management time in connection with product liability litigation. Management believes that, in every case involving firearms, the allegations are unfounded, and that the shootings and any results therefrom were due to negligence or misuse of the firearms by third-parties or the claimant, and that there should be no recovery against the Company. Defenses further exist to the suits brought by governmental entities based, among other reasons, on established state law precluding recovery for essential government services, the remoteness of the claims, the types of damages sought to be recovered, and limitations on the extraterritorial authority which may be exerted by a city, municipality, county or state under state and federal law, including State and Federal Constitutions.

The only case against the Company alleging liability for criminal shootings by third-parties to ever be permitted to go before a constitutional jury, Hamilton, et al. v. Accu-tek, et al., resulted in a defense verdict in favor of the Company on February 11, 1999. In that case, numerous firearms manufacturers and distributors had been sued, alleging damages as a result of alleged negligent sales practices and "industry-wide" liability. The Company and its marketing and distribution practices were exonerated from any claims of negligence in each of the seven cases decided by the jury. In subsequent proceedings involving other defendants, the New York Court of Appeals as a matter of law confirmed that 1) no legal duty existed under the circumstances to prevent or investigate criminal misuses of a manufacturer's lawfully made products; and 2) liability of firearms manufacturers could not be apportioned under a market share theory. More recently, the New York Court of Appeals on October 21, 2003 declined to hear the appeal from the decision of the New York Supreme Court, Appellate Division, affirming the dismissal of New York Attorney General Eliot Spitzer's public nuisance suit against the Company and other manufacturers and distributors of firearms. In its decision, the Appellate Division relied heavily on Hamilton in concluding that it was "legally inappropriate," "impractical," "unrealistic" and "unfair" to attempt to hold firearms manufacturers responsible under theories of public nuisance for the criminal acts of others.

Of the lawsuits brought by municipalities, counties or a state Attorney General, twenty have been concluded: Atlanta – dismissal by intermediate Appellate Court, no further appeal; Bridgeport – dismissal affirmed by Connecticut Supreme Court; County of Camden – dismissal affirmed by U.S. Third Circuit Court of Appeals; Miami – dismissal affirmed by intermediate appellate court, Florida Supreme Court declined review; New Orleans – dismissed by Louisiana Supreme Court, United States Supreme Court declined review; Philadelphia – U.S. Third Circuit Court of Appeals affirmed dismissal, no further appeal; Wilmington – dismissed by trial court, no appeal; Boston – voluntary dismissal with prejudice by the City at the close of fact discovery; Cincinnati – voluntarily withdrawn after a unanimous vote of the city council; Detroit – dismissed by Michigan Court of Appeals, no appeal; Wayne County – dismissed by Michigan Court of Appeals, no appeal; New York State – Court of Appeals denied plaintiff's petition for leave to appeal the Intermediate Appellate Court's dismissal, no further appeal; Newark – Superior Court of New Jersey Law Division for Essex County dismissed the case with prejudice; City of Camden – dismissed on July 7, 2003, not reopened; Jersey City – voluntarily dismissed and not re-filed; St. Louis – Missouri Supreme Court denied plaintiffs' motion to appeal Missouri Appellate Court's affirmation of dismissal; Chicago – Illinois Supreme Court affirmed trial court's dismissal; and Los Angeles City, Los Angeles County, San Francisco – Appellate Court affirmed summary judgment in favor of defendants, no further appeal; and Cleveland – dismissed on January 24, 2006 for lack of prosecution.

The dismissal of the Washington, D.C. municipal lawsuit was sustained on appeal, but individual plaintiffs were permitted to proceed to discovery and attempt to identify the manufacturers of the firearms used in their shootings as "machine guns" under the city's "strict liability" law. On April 21, 2005, the D.C. Court of Appeals, in an *en* banc hearing, unanimously dismissed all negligence and public nuisance claims, but let stand individual claims based upon a Washington, D.C. act imposing "strict liability" for manufacturers of "machine guns." Based on present information, none of the Company's products has been identified with any of the criminal assaults which form the basis of the individual claims. The writ of certiorari to the United States Supreme Court regarding the constitutionality of the Washington, D.C. act was denied and the case was remanded to the trial court for further proceedings. The defendants subsequently moved to dismiss the case based upon the Protection of Lawful Commerce in Arms Act, which motion was granted on May 22, 2006. The individual plaintiffs and the District of Columbia, which has subrogation claims in regard to the individual plaintiffs, appealed. On January 10, 2008, the District of Columbia Court of Appeals unanimously upheld the dismissal. Plaintiffs have until February 25, 2008, to move for rehearing en banc.

The Indiana Court of Appeals affirmed the dismissal of the Gary case by the trial court, but the Indiana Supreme Court reversed this dismissal and remanded the case for discovery proceedings on December 23, 2003. Gary is scheduled to begin trial in 2009. The defendants filed a motion to dismiss pursuant to the Protection of Lawful Commerce in Arms Act ("PLCAA"). The state court judge held the PLCAA unconstitutional and the defendants filed a motion with the Indiana Court of Appeals asking it to accept interlocutory appeal on the issue, which appeal was accepted on February 5, 2007. On October 29, 2007, the Indiana Appellate Court affirmed, holding that the PLCAA does not apply to the City's claims. A petition for rehearing was filed in the Appellate Court and denied on January 9, 2008. A Petition to Transfer the appeal to the Supreme Court of Indiana was filed on February 7, 2008.

In the previously reported New York City municipal case, the defendants moved to dismiss the suit pursuant to the Protection of Lawful Commerce in Arms Act. The trial judge found the Act to be constitutional but denied the defendants' motion to dismiss the case, stating that the Act was not applicable to the suit. The defendants were given leave to appeal and in fact have appealed the decision to the U.S. Court of Appeals for the Second Circuit. That appeal remains pending.

In the NAACP case, on May 14, 2003, an advisory jury returned a verdict rejecting the NAACP's claims. On July 21, 2003, Judge Jack B. Weinstein entered an order dismissing the NAACP lawsuit, but this order contained lengthy dicta which defendants believe are contrary to law and fact. Appeals by both sides were filed, but plaintiffs withdrew their appeal. On August 3, 2004, the United States Court of Appeals for the Second Circuit granted the NAACP's motion to dismiss the defendants' appeal of Judge Weinstein's order denying defendants' motion to strike his dicta made in his order dismissing the NAACP's case, and the defendants' motion for summary disposition was denied as moot. The ruling of the Second Circuit effectively confirmed the decision in favor of defendants and brought this matter to a conclusion.

Legislation has been passed in approximately 34 states precluding suits of the type brought by the municipalities mentioned above. On the Federal level, the "Protection of Lawful Commerce in Arms Act" was signed by President Bush on October 26, 2005. The Act requires dismissal of suits against manufacturers arising out of the lawful sale of their products for harm resulting from the criminal or unlawful misuse of a firearm by a third party. The Company is pursuing dismissal of each action involving such claims, including the municipal cases described above. The Company was voluntarily dismissed with prejudice on March 23, 2007 from the previously reported Arnold case. The matter was thus concluded with no payment by the Company.

Punitive damages, as well as compensatory damages, are demanded in certain of the lawsuits and claims. Aggregate claimed amounts presently exceed product liability accruals and applicable insurance coverage. For claims made after July 10, 2000, coverage is provided on an annual basis for losses exceeding $5 million per claim, or an aggregate maximum loss of $10 million annually, except for certain new claims which might be brought by governments or municipalities after July 10, 2000, which are excluded from coverage.

Product liability claim payments are made when appropriate if, as, and when claimants and the Company reach agreement upon an amount to finally resolve all claims. Legal costs are paid as the lawsuits and claims develop, the timing of which may vary greatly from case to case. A time schedule cannot be determined in advance with any reliability concerning when payments will be made in any given case.

Provision is made for product liability claims based upon many factors related to the severity of the alleged injury and potential liability exposure, based upon prior claim experience. Because our experience in defending these lawsuits and claims is that unfavorable outcomes are typically not probable or estimable, only in rare cases is an accrual established for such costs. In most cases, an accrual is established only for estimated legal defense costs. Product liability accruals are periodically reviewed to reflect then-current estimates of possible liabilities and expenses incurred to date and reasonably anticipated in the future. Threatened product liability claims are reflected in our product liability accrual on the same basis as actual claims; i.e., an accrual is made for reasonably anticipated possible liability and claims-handling expenses on an ongoing basis.

A range of reasonably possible loss relating to unfavorable outcomes cannot be made. However, in product liability cases in which a dollar amount of damages is claimed, the amount of damages claimed, which totaled $5 million and $0 at December 31, 2007 and 2006, respectively, are set forth as an indication of possible maximum liability that the Company might be required to incur in these cases (regardless of the likelihood or reasonable probability of any or all of this amount being awarded to claimants) as a result of adverse judgments that are sustained on appeal.

As of December 31, 2007 and 2006, the Company was a defendant in 5 and 4 lawsuits, respectively, involving its products and is aware of other such claims. During the year ended December 31, 2007 and 2006, respectively, 2 and 2 claims were filed against the Company, 1 and 2 claims were dismissed, and 0 and 2 claims were settled. The average cost per settled claim was $47,000 in 2006.

During the years ended December 31, 2007 and 2006, the Company incurred product liability expense of $1.7 million and $2.5 million, respectively, which includes the cost of outside legal fees, insurance, and other expenses incurred in the management and defense of product liability matters.

The Company management monitors the status of known claims and the product liability accrual, which includes amounts for asserted and unasserted claims. While it is not possible to forecast the outcome of litigation or the timing of costs, in the opinion of management, after consultation with special and corporate counsel, it is not probable and is unlikely that litigation, including punitive damage claims, will have a material adverse effect on the financial position of the Company, but may have a material impact on the Company's financial results for a particular period.

The Company has reported all cases instituted against it through September 30, 2007 and the results of those cases, where terminated, to the S.E.C. on its previous Form 10-K and 10-Q reports, to which reference is hereby made.

Balance Sheet Rollforward for Product Liability Reserve
(Dollars in thousands)

			Cash Payments				
	Balance Beginning of Year (a)	Accrued Legal Expense (b)	Legal Fees (c)	Settlements (d)	Insurance Premiums	Admin. Expense	Balance End of Year (a)
2005	$3,132	$2,514	$(2,935)	(515)	N/A	N/A	$2,196
2006	2,196	688	(1,000)	(143)	N/A	N/A	1,741
2007	1,741	639	(447)	-	N/A	N/A	1,933

Income Statement Detail for Product Liability Expense
(Dollars in thousands)

	Accrued Legal Expense (b)	Insurance Premium Expense (e)	Admin. Expense (f)	Total Product Liability Expense
2005	$2,514	$1,338	$1,041	$4,893
2006	688	1,141	691	2,520
2007	639	748	299	1,686

Notes

(a) The beginning and ending liability balances represent accrued legal fees only. Settlements and administrative costs are expensed as incurred. Only in rare instances is an accrual established for settlements.

(b) The expense accrued in the liability is for legal fees only.

(c) Legal fees represent payments to outside counsel related to product liability matters.

(d) Settlements represent payments made to plaintiffs or allegedly injured parties in exchange for a full and complete release of liability.

(e) Insurance expense represents the cost of insurance premiums.

(f) Administrative expense represents personnel related and travel expenses of Company employees and firearm experts related to the management and monitoring of product liability matters.

There were no insurance recoveries during any of the above years.

7. Asset Impairment Charges

In 2007, 2006 and 2005 the Company recognized asset impairment charges of $2.3 million, $0.5 million and $0.5 million, respectively, related to certain assets in the corporate and investment castings segments. The Company was required to reduce the carrying value of these assets to fair value and recognized asset impairment charges because the carrying value of the affected assets exceeded their projected future undiscounted cash flows.

8. Stock Repurchase

On January 26, 2007, the Company announced that its Board of Directors authorized a stock repurchase program. During the fourth quarter of 2007, the Company repurchased 2,216,000 shares of its common stock, representing 9.7% of the outstanding shares, on the open market at an average price of $8.99 per share. On September 26, 2006, the Company repurchased 4,272,000 shares of its common stock, representing 15.9% of the outstanding shares, from entities controlled by members of the Ruger family at a price of $5.90 per share. These purchases were made with cash held by the Company and no debt was incurred.

9. Related Party Transactions

In February 2008, the Company made a lump sum pension benefit payment to William B. Ruger, Jr., the former Chairman and Chief Executive Officer of the Company. This payment totaled $1.1 million which represented the actuarially determined present value of Mr. Ruger's accrued benefit as of the date of payment.

In March 2007 the Company sold 42 parcels of non-manufacturing real property held for investment for $7.3 million to William B. Ruger, the Company's former Chief Executive Officer and Chairman of the Board. The sales price was based upon an independent appraisal. The sale included substantially all of the Company's raw land non-manufacturing real property assets in New Hampshire. The Company recognized a gain of $5.2 million on the sale. Also in March 2007, the Company sold several pieces of artwork to members of the Ruger family for $0.1 million and recognized insignificant gains from these sales.

In 2006 and 2005, the Company paid Newport Mills, $9,800 and $205,500, respectively, for storage rental and office space. The sole proprietor of Newport Mills is William B. Ruger, Jr. who was Chairman and Chief Executive Officer of the Company at the time. As of December 31, 2006, the Company no longer occupied this storage and office space. On December 16, 2005, the Company sold two automobiles to Mr. Ruger, Jr. for $15,000.

10. Operating Segment Information

The Company has two reportable operating segments: firearms and investment castings. The firearms segment manufactures and sells rifles, pistols, revolvers, and shotguns principally to a select number of licensed independent wholesale distributors primarily located in the United States. The investment castings segment manufactures and sells steel investment castings.

Corporate segment income relates to interest income on short-term investments, the sale of non-operating assets, and other non-operating activities. Corporate segment assets consist of cash and short-term investments and other non-operating assets.

The Company evaluates performance and allocates resources, in part, based on profit and loss before taxes. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies (see Note 1). Intersegment sales are recorded at the Company's cost plus a fixed profit percentage.

The Company's assets are located entirely in the United States and domestic sales represent at least 95% of total sales in 2007, 2006, and 2005.

Revenues from significant customers in 2007, 2006, and 2005 were as follows:

Year ended December 31, (in thousands)	**2007**	2006	2005
Customer 1	$18,500	$18,600	$12,700
Customer 2	16,900	18,100	21,600
Customer 3	17,200	17,400	16,500
Customer 4	13,700	12,300	13,800
Customer 5	10,000	10,500	15,900

Year ended December 31, (in thousands)	**2007**	2006	2005
Net Sales			
Firearms	$144,222	$139,110	$132,805
Castings			
Unaffiliated	12,263	28,510	21,917
Intersegment	9,165	11,818	18,045
	21,428	40,328	39,962
Eliminations	(9,165)	(11,818)	(18,045)
	$156,485	$167,620	$154,722
Income (Loss) Before Income Taxes			
Firearms	$11,400	$ 1,387	$ 2,524
Castings	(2,806)	(1,178)	(1,711)
Corporate	8,065	1,634	629
	$16,659	$ 1,843	$ 1,442
Identifiable Assets			
Firearms	$47,870	$ 53,525	$ 73,035
Castings	6,165	17,154	17,751
Corporate	47,847	46,387	48,853
	101,882	$117,066	$139,639
Depreciation			
Firearms	$3,563	$ 2,475	$ 3,759
Castings	809	1,377	1,681
	$4,372	$ 3,852	$ 5,440
Capital Expenditures			
Firearms	$3,950	$ 3,486	$ 3,116
Castings	518	420	1,344
	$4,468	$ 3,906	$ 4,460

12. Quarterly Results of Operations (Unaudited)

The following is a tabulation of the unaudited quarterly results of operations for the two years ended December 31, 2007 (in thousands, except per share data):

	Three Months Ended			
	3/31/07	**6/30/07**	**9/30/07**	**12/31/07**
Net Sales	$48,456	$42,107	$31,863	$34,058
Gross profit	15,563	13,128	5,595	5,012
Net income (loss)	8,060	5,131	(617)	(2,245)
Basic earnings (loss) per share	0.36	0.23	(0.03)	(0.10)
Diluted earnings (loss) per share	0.36	0.22	(0.03)	(0.10)

	Three Months Ended			
	3/31/06	6/30/06	9/30/06	12/31/06
Net Sales	$47,427	$35,276	$41,612	$43,305
Gross profit	10,023	8,385	6,199	3,403
Net income (loss)	1,419	1,448	957	(2,720)
Basic and diluted earnings (loss) per share	0.05	0.06	0.04	(0.11)

In the fourth quarter of 2007, the Company recorded an asset impairment charge of $1.8 million related to the Dorr Building, a non-manufacturing property in New Hampshire that has been for sale for an extended period of time without any meaningful market interest.

In the fourth quarter of 2006, a $2.5 million non-cash inventory valuation adjustment, net of the LIFO impact, was recorded to recognize inefficiencies in labor and overhead during a period of rapid inventory reduction. This over-absorption of labor and overhead was quantified by a physical inventory taken in the fourth quarter.

Due to the timing of the physical inventory, the Company was unable to quantify the impact of this delayed recognition of labor and overhead inefficiencies, if any, on the financial results of prior quarters. As a consequence, raw material and work in process physical inventories are being performed at the end of each quarter until a permanent corrective action is established and determined to be adequate, making these physical inventories unnecessary. These physical inventories were taken each quarter in 2007 and are expected to continue in 2008.

13. Other Operating Expenses (Income), net

Other net operating expenses (income) consist of the following:

Year ended December 31,	**2007**	2006	2005
Gain on sale of operating assets (a)	$ (472)	$(929)	-
Impairment of operating assets (b)	489	494	483
Gain on sale of real estate (c)	(1,521)	(397)	-
Impairment of real estate held for sale (d)	1,775	-	-
Total other operating expenses (income), net	$ 271	$(832)	483

(a) The gain on sale of operating assets was generated primarily from the sale of used machinery and equipment. Most of the used machinery and equipment sold in 2007 and 2006 was related to titanium investment casting.

(b) In 2007, the Company recognized an impairment charge of $0.5 million related to machinery and equipment previously in the Company's Arizona investment casting operations. In 2006, the Company recognized an impairment charge of $0.5 million related to building improvements at the Dorr Building. The Company had planned to establish a titanium investment castings foundry at Dorr, but that plan was aborted in 2006.

(c) On April 16, 2007, the Company sold a non-manufacturing facility in Arizona for $5.0 million. This facility had not been used in the Company's operations for several years. The Company realized a gain of approximately $1.5 million from this sale. In 2006, the $0.4 million gain on sale of real estate reflects the sale of non-manufacturing real property. The Company has three additional non-manufacturing properties listed for sale, two in Connecticut and one in New Hampshire.

(d) In late 2007, the Company recognized an asset impairment charge of $1.8 million related to the Dorr Building, a non-manufacturing property in New Hampshire that has been for sale for an extended period of time without any meaningful market interest.

ITEM 9—CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A—CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

The Company conducted an evaluation, with the participation of its Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, as of December 31, 2007. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that as of December 31, 2007, the Company's controls and procedures over financial reporting were effective.

Management's Report on Internal Control over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company conducted an evaluation, with the participation of its Chief Executive Officer and Chief Financial Officer, of the effectiveness of its internal control over financial reporting as of December 31, 2007. This evaluation was performed based on the framework in "Internal Control — Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO").

Management has concluded that the Company maintained effective internal control over financial reporting as of December 31, 2007, based on criteria established in "Internal Control — Integrated Framework" issued by the COSO.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2007 has been audited by McGladrey & Pullen, LLP, an independent registered public accounting firm, as stated in their report which is included in this Form 10-K.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during our most recently completed fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

New York Stock Exchange Certification

Pursuant to Section 303A.12(a) of the New York Stock Exchange Listed Company Manual, the Company submitted an unqualified certification of our Chief Executive Officer to the New York Stock Exchange on May 15, 2007. The Company has also filed, as exhibits to this Annual Report on Form 10-K, the Chief Executive Officer and Chief Financial Officer Certifications required under the Sarbanes-Oxley Act of 2002.

ITEM 9B—OTHER INFORMATION

None.

PART III

ITEM 10—DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Information concerning the Company's directors, including the Company's separately designated standing audit committee, and on the Company's code of business conduct and ethics required by this Item is incorporated by reference from the Company's Proxy Statement relating to the 2008 Annual Meeting of Stockholders scheduled to be held April 23, 2008.

Information concerning the Company's executive officers required by this Item is set forth in Item 1 of this Annual Report on Form 10-K under the caption "Executive Officers of the Company."

Information concerning beneficial ownership reporting compliance required by this Item is incorporated by reference from the Company's Proxy Statement relating to 2008 Annual Meeting of Stockholders scheduled to be held April 23, 2008.

ITEM 11—EXECUTIVE COMPENSATION

Information concerning director and executive compensation required by this Item is incorporated by reference from the Company's Proxy Statement relating to the 2008 Annual Meeting of Stockholders scheduled to be held April 23, 2008.

ITEM 12—SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information concerning the security ownership of certain beneficial owners and management and related stockholder matters required by this Item is incorporated by reference from the Company's Proxy Statement relating to 2008 Annual Meeting of Stockholders scheduled to be held April 23, 2008.

ITEM 13—CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

Information concerting certain relationships and related transactions required by this Item is incorporated by reference from the Company's Proxy Statement relating to the 2008 Annual Meeting of Stockholders scheduled to be held April 23, 2008.

ITEM 14—PRINCIPAL ACCOUNTANT FEES AND SERVICES

Information concerning the Company's principal accountant fees and services and the pre-approval policies and procedures of the audit committee of the board of directors required by this Item is incorporated by reference from the Company's Proxy Statement relating to 2008 Annual Meeting of Stockholders scheduled to be held April 23, 2008.

PART IV

ITEM 15—EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) Exhibits and Financial Statement Schedules

(1) Financial Statements can be found under Item 8 of Part II of this Form 10-K

(2) Schedules can be found on Page 84 of this Form 10-K

(3) Listing of Exhibits:

Exhibit 3.1	Certificate of Incorporation of the Company, as amended (Incorporated by reference to Exhibits 4.1 and 4.2 to the Form S-3 Registration Statement previously filed by the Company File No. 33-62702).
Exhibit 3.2	Bylaws of the Company, as amended.
Exhibit 10.1	Sturm, Ruger & Company, Inc. 1986 Stock Bonus Plan (Incorporated by reference to Exhibit 10.1 to the Company's Annual Report on Form 10-K for the year ended December 31, 1988, as amended by Form 8 filed March 27, 1990, SEC File No. 1-10435).
Exhibit 10.2	Amendment to Sturm, Ruger & Company, Inc. 1986 Stock Bonus Plan (Incorporated by reference to Exhibit 10.3 to the Company's Annual Report on Form 10-K for the year ended December 31, 1991, SEC File No. 1-10435).
Exhibit 10.3	Sturm, Ruger & Company, Inc. Supplemental Executive Profit Sharing Retirement Plan (Incorporated by reference to Exhibit 10.4 to the Company's Annual Report on Form 10-K for the year ended December 31, 1991, SEC File No. 1-10435).
Exhibit 10.4	Agreement and Assignment of Lease dated September 30, 1987 by and between Emerson Electric Co. and Sturm, Ruger & Company, Inc. (Incorporated by reference to Exhibit 10.2 to the Company's Annual Report on Form 10-K for the year ended December 31, 1991, SEC File No. 1-10435).
Exhibit 10.5	Sturm, Ruger & Company, Inc. Supplemental Executive Retirement Plan (Incorporated by reference to Exhibit 10.5 to the Company's Annual Report on Form 10-K for the year ended December 31, 1995, SEC File No. 1-10435).
Exhibit 10.6	[Intentionally omitted.]

Exhibit 10.7	Sturm, Ruger & Company, Inc. 1998 Stock Incentive Plan. (Incorporated by reference to Exhibit 10.7 to the Company's Annual Report on Form 10-K for the year ended December 31, 1998, SEC File No. 1-10435).
Exhibit 10.8	Sturm, Ruger & Company, Inc. 2001 Stock Option Plan for Non-Employee Directors (Incorporated by reference to Exhibit 4 to the Form S-8 Registration Statement filed by the Company File No. 33-53234).
Exhibit 10.9	Agreement and Release, dated as of February 28, 2006, by and between Sturm, Ruger & Company, Inc. and William B. Ruger (Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on April 4, 2006, SEC File No. 1-10435)
Exhibit 10.10	Sale and Purchase Agreement, dated as of September 26, 2006, by and between Sturm, Ruger & Company, Inc. and Ruger Business Holdings, L.P. (Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on September 26, 2006, SEC File No. 1-10435)
Exhibit 10.11	Severance Agreement, dated as of September 21, 2006, by and between Sturm, Ruger & Company, Inc. and Stephen L. Sanetti (Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on September 27, 2006, SEC File No. 1-10435)
Exhibit 10.12	Severance Agreement, dated as of September 21, 2006, by and between Sturm, Ruger & Company, Inc. and Thomas A. Dineen (Incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the SEC on September 27, 2006, SEC File No. 1-10435)
Exhibit 10.13	Severance Agreement, dated as of September 21, 2006, by and between Sturm, Ruger & Company, Inc. and Robert R. Stutler (Incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K filed with the SEC on September 27, 2006, SEC File No. 1-10435)
Exhibit 10.14	Offer Letter, dated as of September 5, 2006, by and between Sturm, Ruger & Company, Inc. and Michael O. Fifer (Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on September 28, 2006, SEC File No. 1-10435)
Exhibit 10.15	Severance Agreement, dated as of December 15, 2006, by and between Sturm, Ruger & Company, Inc. and Michael O. Fifer (Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on December 19, 2006, SEC File No. 1-10435)

Exhibit 10.16	Severance Agreement, dated as of December 15, 2006, by and between Sturm, Ruger & Company, Inc. and Christopher John Killoy (Incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the SEC on December 19, 2006, SEC File No. 1-10435)
Exhibit 10.17	Amended Severance Agreement, dated as of December 15, 2006, by and between Sturm, Ruger & Company, Inc. and Thomas P. Sullivan (Incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed with the SEC on December 19, 2006, SEC File No. 1-10435)
Exhibit 10.18	Retention and Consultation Agreement, dated December 4, 2007, by and between Sturm, Ruger & Company, Inc. and Robert R. Stutler
Exhibit 23.1	Consent of McGladrey & Pullen, LLP
Exhibit 31.1	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a) of the Exchange Act.
Exhibit 31.2	Certification of Treasurer and Chief Financial Officer Pursuant to Rule 13a-14(a) of the Exchange Act.
Exhibit 32.1	Certification of the Chief Executive Officer Pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
Exhibit 32.2	Certification of the Treasurer and Chief Financial Officer Pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
Exhibit 99.1	Item 1 LEGAL PROCEEDINGS from the Quarterly Report on Form 10-Q of the Company for the quarter ended September 30, 1999, SEC File No. 1-10435, incorporated by reference in Item 3 LEGAL PROCEEDINGS.
Exhibit 99.2	Item 1 LEGAL PROCEEDINGS from the Quarterly Report on Form 10-Q of the Company for the quarters ended March 31, and September 30, 2000, SEC File No. 1-10435, incorporated by reference in Item 3 LEGAL PROCEEDINGS.
Exhibit 99.3	Item 1 LEGAL PROCEEDINGS from the Quarterly Report on Form 10-Q of the Company for the quarter ended September 30, 2005, SEC File No. 1-10435, incorporated by reference in Item 3 LEGAL PROCEEDINGS.
Exhibit 99.4	Item 1 LEGAL PROCEEDINGS from the Quarterly Report on Form 10-Q of the Company for the quarter ended June 30, 2007, SEC File No. 1-10435, incorporated by reference in Item 3 LEGAL PROCEEDINGS.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STURM, RUGER & COMPANY, INC.
(Registrant)

S/THOMAS A. DINEEN
Thomas A. Dineen
Vice President, Treasurer and
Chief Financial Officer
(Principal Financial Officer)

February 26, 2008
Date

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

S/MICHAEL O. FIFER 2/26/08
Michael O. Fifer
Chief Executive Officer, Director
(Principal Executive Officer)

S/STEPHEN L. SANETTI 2/26/08
Stephen L. Sanetti
President, Director

S/JOHN M. KINGSLEY, JR. 2/26/08
John M. Kingsley, Jr.
Director

S/JAMES E. SERVICE 2/26/08
James E. Service
Director

S/JOHN A. CONSENTINO, JR. 2/26/08
John A. Cosentino, Jr.
Director

S/C. MICHAEL JACOBI 2/26/08
C. Michael Jacobi
Director

S/RONALD C. WHITAKER 2/26/08
Ronald C. Whitaker
Director

S/STEPHEN T. MERKEL 2/26/08
Stephen T. Merkel
Director

EXHIBIT INDEX

EXHIBIT INDEX (continued)

Exhibit 10.17	Amended Severance Agreement, dated as of December 15, 2006, by and between Sturm, Ruger & Company, Inc. and Thomas P. Sullivan (Incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed with the SEC on December 19, 2006, SEC File No. 1-10435)
Exhibit 10.18	Retention and Consultation Agreement, dated December 4, 2007, by and between Sturm, Ruger & Company, Inc. and Robert R. Stutler
Exhibit 23.1	Consent of McGladrey & Pullen, LLP
Exhibit 31.1	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a) of the Exchange Act.
Exhibit 31.2	Certification of Treasurer and Chief Financial Officer Pursuant to Rule 13a-14(a) of the Exchange Act.
Exhibit 32.1	Certification of the Chief Executive Officer Pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
Exhibit 32.2	Certification of the Treasurer and Chief Financial Officer Pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
Exhibit 99.1	Item 1 LEGAL PROCEEDINGS from the Quarterly Report on Form 10-Q of the Company for the quarter ended September 30, 1999, SEC File No. 1-10435, incorporated by reference in Item 3 LEGAL PROCEEDINGS.
Exhibit 99.2	Item 1 LEGAL PROCEEDINGS from the Quarterly Reports on Form 10-Q of the Company for the quarters ended March 31, and September 30, 2000, SEC File No. 1-10435, incorporated by reference in Item 3 LEGAL PROCEEDINGS.
Exhibit 99.3	Item 1 LEGAL PROCEEDINGS from the Quarterly Report on Form 10-Q of the Company for the quarter ended September 30, 2005, SEC File No. 1-10435, incorporated by reference in Item 3 LEGAL PROCEEDINGS.
Exhibit 99.4	Item 1 LEGAL PROCEEDINGS from the Quarterly Report on Form 10-Q of the Company for the quarter ended June 30, 2007, SEC File No. 1-10435, incorporated by reference in Item 3 LEGAL PROCEEDINGS.

YEAR ENDED DECEMBER 31, 2007

STURM, RUGER & COMPANY, INC.

ITEMS 15(a)(2) AND 15(d)
FINANCIAL STATEMENT SCHEDULE

Sturm, Ruger & Company, Inc.

Item 15(a)(2) and Item 15(d)--Financial Statement Schedule

Schedule II—Valuation and Qualifying Accounts

(In Thousands)

COL. A	COL. B	COL. C		COL. D	COL. E
		ADDITIONS			
		(1)	(2)		
Description	Balance at Beginning of Period	Charged (Credited)to Costs and Expenses	Charged to Other Accounts –Describe	Deductions	Balance at End of Period
Deductions from asset accounts:					
Allowance for doubtful accounts:					
Year ended December 31, 2007	$155			$ 28 (a)	$127
Year ended December 31, 2006	$351	$ (81)		$ 115 (a)	$155
Year ended December 31, 2005	$373			$ 22 (a)	$351
Allowance for discounts:					
Year ended December 31, 2007	$206	$998		$ 971 (b)	$233
Year ended December 31, 2006	$346	$2,808		$2,948 (b)	$206
Year ended December 31, 2005	$555	$3,508		$3,717 (b)	$346
Excess and obsolete inventory reserve:					
Year ended December 31, 2007	$(5,516)	$755		$2,128 (c)	$(4,143)
Year ended December 31, 2006	$(3,137)	$3,217		$ 838 (c)	$(5,516)
Year ended December 31, 2005	$(2,698)	$ 461		$ 22 (c)	$(3,137)

(a) Accounts written off or (subsequently recovered)
(b) Discounts taken
(c) Inventory written off

Exhibit 23.1

Consent of McGladrey & Pullen, LLP

We consent to the incorporation by reference in the Registration Statements (Nos. 333-84677 and 333-53234) on Form S-8 of Sturm, Ruger & Company, Inc. (the "Company") of our reports dated February 22, 2008 relating to our audits of the financial statements and internal control over financial reporting, appearing in the Annual Report on Form 10-K of Sturm, Ruger & Company, Inc. for the year ended December 31, 2007.

McGladrey & Pullen, LLP
Stamford, Connecticut
February 22, 2008

CERTIFICATION

I, Michael O. Fifer, certify that:

1. I have reviewed this annual report on Form 10-K (the "Report") of Sturm, Ruger & Company, Inc. (the "Registrant");

2. Based on my knowledge, this Report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Report;

3. Based on my knowledge, the financial statements, and other financial information included in this Report, fairly present in all material respects, the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this Report;

4. The Registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this Report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the Registrant's disclosure controls and procedures and presented in this Report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this Report based on such evaluation; and

   d) Disclosed in this Report any change in the Registrant's internal control over financial reporting that occurred during the Registrant's most recent fiscal quarter (the Registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Registrant's internal control over financial reporting.

5. The Registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant's auditors and the audit committee of Registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal control over financial reporting.

Date: February 26, 2008

S/MICHAEL O. FIFER
Michael O. Fifer
Chief Executive Officer

EXHIBIT 31.2

CERTIFICATION

I, Thomas A. Dineen, certify that:

1. I have reviewed this annual report on Form 10-K (the "Report") of Sturm, Ruger & Company, Inc. (the "Registrant");

2. Based on my knowledge, this Report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Report;

3. Based on my knowledge, the financial statements, and other financial information included in this Report, fairly present in all material respects, the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this Report;

4. The Registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this Report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the Registrant's disclosure controls and procedures and presented in this Report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this Report based on such evaluation; and

   d) Disclosed in this Report any change in the Registrant's internal control over financial reporting that occurred during the Registrant's most recent fiscal quarter (the Registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Registrant's internal control over financial reporting.

5. The Registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant's auditors and the audit committee of Registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal control over financial reporting.

Date: February 26, 2008

S/THOMAS A. DINEEN
Thomas A. Dineen
Vice President, Treasurer and
Chief Financial Officer

EXHIBIT 32.1

Certification Pursuant to 18 U.S.C. Section 1350,
As Adopted Pursuant to
Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report on Form 10-K of Sturm, Ruger & Company, Inc. (the "Company") for the period ended December 31, 2007, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Michael O. Fifer, hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respect, the financial condition and results of operations of the Company.

Date: February 26, 2008

S/MICHAEL O. FIFER
Michael O. Fifer
Chief Executive Officer

A signed original of this statement has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

EXHIBIT 32.2

Certification Pursuant to 18 U.S.C. Section 1350,
As Adopted Pursuant to
Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report on Form 10-K of Sturm, Ruger & Company, Inc. (the "Company") for the period ended December 31, 2007, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Thomas A. Dineen, hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respect, the financial condition and results of operations of the Company.

Date: February 26, 2008

S/THOMAS A. DINEEN
Thomas A. Dineen
Vice President, Treasurer and
Chief Financial Officer

A signed original of this statement has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

This Page Intentionally Left Blank

STURM, RUGER & CO., INC.

Lacey Place, Southport, Connecticut 06890 U.S.A.
Telephone: (203) 259-7843 Fax: (203) 256-3367
www.ruger.com

ALL RUGER FIREARMS ARE DESIGNED AND MANUFACTURED IN OUR OWN FACTORIES IN THE UNITED STATES OF AMERICA

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

April 23, 2008

NOTICE IS HEREBY GIVEN THAT the Annual Meeting of Stockholders of **STURM, RUGER & COMPANY, INC.** (the "Company") will be held at The Trumbull Marriott, 180 Hawley Lane, Trumbull, Connecticut 06611 on the 23rd day of April, 2008 at 10:30 a.m. to consider and act upon the following:

1. A proposal to elect eight (8) Directors to serve on the Board of Directors for the ensuing year;
2. A proposal to ratify the appointment of McGladrey & Pullen, LLP as the Company's independent auditors for the 2008 fiscal year; and
3. Any other business as may properly come before the Annual Meeting or any adjournment or postponement thereof.

Only holders of record of Common Stock at the close of business on March 4, 2008 will be entitled to notice of and to vote at the Annual Meeting or any adjournment or postponement thereof. The complete list of stockholders entitled to vote at the Annual Meeting shall be open to the examination of any stockholder, for any purpose germane to the Annual Meeting, during ordinary business hours, for a period of 10 days prior to the Annual Meeting, at the Company's offices located at 1 Lacey Place, Southport, Connecticut 06890.

The Company's Proxy Statement is attached hereto.

By Order of the Board of Directors

Leslie M. Gasper
Corporate Secretary

Southport, Connecticut
March 14, 2008

ALL STOCKHOLDERS ARE CORDIALLY INVITED TO ATTEND THE ANNUAL MEETING. TO ENSURE THAT YOUR VOTE IS RECORDED PROMPTLY, PLEASE VOTE YOUR PROXY AS SOON AS POSSIBLE, EVEN IF YOU PLAN TO ATTEND THE ANNUAL MEETING. MOST SHAREHOLDERS HAVE THREE OPTIONS FOR SUBMITTING THEIR VOTES PRIOR TO THE ANNUAL MEETING: (1) VIA THE INTERNET, (2) BY TELEPHONE OR (3) BY MAIL USING THE POSTAGE-PAID ENVELOPE PROVIDED.

Table of Contents

Page

Table of Contents

(continued)

March 14, 2008

STURM, RUGER & CO., INC.

PROXY STATEMENT

Annual Meeting of Stockholders of the Company to be held on April 23, 2008

PROXY SOLICITATION AND VOTING INFORMATION

This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors (the "Board") of Sturm, Ruger & Company, Inc. (the "Company") for use at the 2008 Annual Meeting of Stockholders (the "Meeting") of the Company to be held at 10:30 a.m. on April 23, 2008 at the Trumbull Marriott, 180 Hawley Lane, Trumbull, Connecticut 06611 or at any adjournment or postponement thereof for the purposes set forth in the accompanying Notice of Annual Meeting of Stockholders. This Proxy Statement and enclosed proxy are first being sent to stockholders on or about March 14, 2008. This Proxy Statement has been posted and is available on the SEC website at www.sec.gov and the Company's website at www.ruger.com.

The mailing address of the principal executive office of the Company is 1 Lacey Place, Southport, Connecticut 06890.

If the enclosed proxy is signed and returned, it will be voted in accordance with its terms. However, a stockholder of record may revoke his or her proxy before it is exercised by: (i) giving written notice to the Company's Secretary at the Company's address indicated above, (ii) duly executing a subsequent proxy relating to the same shares and delivering it to the Company's Secretary at or before the Meeting or (iii) attending the Meeting and voting in person (although attendance at the Meeting will not, in and of itself, constitute revocation of a proxy). All expenses in connection with the solicitation of these proxies, which are estimated to be $120,000, will be borne by the Company. We encourage our stockholders to contact the Company's transfer agent, Computershare Investor Services, LLC, or their stockbroker to sign up for electronic delivery of proxy materials in order to reduce printing, mailing and environmental costs.

The Company's Annual Report on Form 10-K for the year ended December 31, 2007, including financial statements, is enclosed herewith and has been posted and is available on the SEC website at www.sec.gov and the Company's website at www.ruger.com.

Only holders of Common Stock, $1.00 par value, of the Company (the "Common Stock") of record at the close of business on March 4, 2008 will be entitled to vote at the Meeting. Each holder of record of the issued and outstanding shares of voting Common Stock is entitled to one vote per share. As of March 1, 2008, 20,571,817 shares of Common Stock were issued and outstanding and there were no outstanding shares of any other class of stock. The stockholders holding a majority of the issued and outstanding Common Stock, either present in person or represented by proxy, will constitute a quorum for the transaction of business at the Meeting.

In accordance with the Company's By-Laws and applicable law, the election of Directors will be determined by a plurality of the votes cast by the holders of shares present in person or by proxy and entitled to vote. Consequently, the eight nominees who receive the greatest number of votes cast for election as Directors will be elected. Shares present which are properly withheld as to voting with respect to any one or more nominees, and shares present with respect to which a broker indicates that it does not have authority to vote ("broker non-votes"), will be counted as being present at the Meeting. However, these shares will not be counted as voting on the election of Directors, with the result that such abstentions and broker non-votes will have no effect as votes on the election of Directors.

The affirmative vote of shares representing a majority of the shares present and entitled to vote is required to ratify the appointment of McGladrey & Pullen, LLP as the Company's independent auditors for the 2008 fiscal year, which is also to be voted on at the Meeting, and to approve any other matters properly presented at the Meeting. Shares which are voted to abstain on these matters and broker non-votes will be considered present at the Meeting but will not be counted as voting for these matters, with the result that abstention and broker non-votes will have the same effect as votes against the proposal.

PROPOSAL NO. 1 – ELECTION OF DIRECTORS

Eight Directors will be elected at the Meeting, each to hold office until the next Annual Meeting of Stockholders or until his successor is elected and has qualified.

Background

Below is a discussion of certain events regarding the Board of Directors that have taken place since January 1, 2007, at which time the members of the Board were Michael O. Fifer, Stephen L .Sanetti, John A. Cosentino, Jr., Richard T. Cunniff, C. Michael Jacobi, John M. Kingsley, Jr., Stephen T. Merkel, James E. Service and Ronald C. Whitaker:

- On January 22, 2008, Richard T. Cunniff announced his intention to retire from the Board as of April 24, 2007, and the Board voted on that date to amend the By-Laws to reduce the number of Directors to eight as of April 24, 2007, rather than fill the vacancy to be created by Mr. Cunniff's retirement.

- On April 24, 2007, the Board amended the Company's By-Laws to provide that the Chairman of the Board shall be an independent, non- management Director, shall preside at all meetings of the shareholders and Directors, including the executive sessions of non-management Directors, which would generally be held as part of each regularly scheduled Board meeting, and that an independent, non-management Lead Director shall be designated to preside at all Board meetings in the absence or disability of the Chairman .

- On July 20, 2007, the Board restated the Company's By-Laws to, among other things, set a range for the size of the Board of between five and nine members.

- The July 20, 2007 restatement of the By-Laws also provided for the issuance of uncertificated shares in order to allow the Company to participate in the Direct Registration System so that its investors may choose to have their Company shares registered in their names without the issuance of physical certificates. This system also generally allows investors to electronically transfer their shares to broker-dealers in order to effect transactions without the risk of delays associated with the transfer of paper certificates.

- The July 20, 2007 restatement of the By-Laws also addressed certain procedural and timing matters for stockholder proposals, as detailed under "Nominating and Corporate Governance Committee" and "STOCKHOLDER COMMUNICATIONS" below.

- On February 5, 2008, the Board established a policy that the maximum number of public boards on which a non-management Director may serve shall be five, inclusive of the Sturm, Ruger & Company, Inc. Board of Directors.

- On February 5, 2008, the Board also established a policy requiring that, upon a change in employment, a Director submit a letter of resignation to the Board for its consideration.

DIRECTOR NOMINEES

The following table lists each nominee for Director and sets forth certain information concerning each nominee's age, business experience, other directorships and committee memberships in publicly-held corporations and current Board committee assignments. All of the eight nominees for Director listed below were elected at last year's Annual Meeting. If no contrary instructions are indicated, proxies will be voted for the election of the nominees for Director listed below. Should any of the said nominees for Director not remain a candidate at the time of the Meeting (a condition which is not now anticipated), proxies solicited hereunder will be voted in favor of those nominees for Director selected by management of the Company.

Name, Age, First Became A Director	**Business Experience During the Past Five Years, Other Directorships and Current Committee Memberships**
James E. Service Age 77 Director since July, 1992	Chairman of the Board (non-executive) of the Company since 2006. Vice Admiral of the United States Navy (retired). Consultant with PGR Solutions (investment management). Commander, United States Naval Air Force, Pacific Fleet, from 1985 to 1987. Former Director of Wood River Medical Center, Ketchum, Idaho. Adm. Service currently serves as the Company's Nominating and Corporate Governance Committee Chair, and as a member of the Compensation Committee and Executive Operations Committee.
Stephen L. Sanetti Age 58 Director since March, 1998	Vice Chairman of the Board, President, Chief Operating Officer and General Counsel of the Company since September 25, 2006. Interim Chief Executive Officer from February 28, 2006 to September 24, 2006, and Vice Chairman, President, Chief Operating Officer and General Counsel as of May 6, 2003. Prior thereto, Senior Executive Vice President and General Counsel from October 24, 2000. Prior thereto, Vice President and General Counsel from March 11, 1993. Governor of the National Shooting Sports Foundation and Hunting & Shooting Sports Heritage Foundation. Trustee of the Friends of Boothe Park.
John M. Kingsley, Jr. Age 76 Director since April, 1972	Director of the Neurological Institute of New Jersey and Trustee of Brundge, Story and Rose Investment Trust from 1999 to 2003. Executive Vice President of the Company from 1971 to 1996. Former Vice President of F.S. Smithers & Company. Former Vice President of Finance, General Host Company. Former Associate of Corporate Finance of Dillon, Read & Co., Inc. Former Senior Accountant of Price, Waterhouse & Company. Mr. Kingsley is a Certified Public Accountant. Mr. Kingsley is currently the Chairman of the Company's Audit Committee.
John A. Cosentino, Jr. Age 58 Director since August, 2005	Partner of Ironwood Manufacturing Fund, LP since 2002. Director of Simonds Industries, Inc. since 2003. Chairman of North American Specialty Glass, LLC since 2005. Vice Chairman of Primary Steel, LLC from 2005 to 2007. Partner of Capital Resource Partners, LP from 2000 to 2001, and Director in the following Capital Resource Partners, LP portfolio companies: Universal Voltronics since 2007, Spirit Brands from 1998 to 2006, Pro Group, Inc. from 1999 to 2002, WPT, Inc. from 1998 to 2001, and Todd Combustion, Inc. from 1997 to 1999. Former Vice President-Operations of the Stanley Works. Former President of PCI Group, Inc., Rau Fastener, LLC., and Otis Elevator-North America, division of United Technologies. Former Group Executive of the Danaher Corporation. Former Director of Integrated Electrical Services, Olympic Manufacturing Company, and the Wiremold Company. Mr. Cosentino is currently a member of the Company's Nominating and Corporate Governance Committee, Chairman of the Compensation Committee and Co-Chair of the Executive Operations Committee.

Name, Age, First Became A Director	Business Experience During the Past Five Years, Other Directorships and Current Committee Memberships
C. Michael Jacobi Age 66 Director since June, 2006	President of Stable House 1, LLC, a private real estate development company, since 1999. President, CEO and Board member of Katy Industries, Inc. from 2001 to 2005. Former President, CEO and Board member of Timex Corporation. Member of the Boards of Directors and Audit committees chairman of the Corrections Corporation of America (since 2000) and Webster Financial Corporation (since 1993). Member of the Board of Directors and Audit committee of Kohlberg Capital Corporation since 2006. Member of the Board of Directors of Invisible Technologies, Inc. from 2001 to 2006. Mr. Jacobi is a Certified Public Accountant. Mr. Jacobi is currently a member of the Company's Audit Committee and Nominating and Corporate Governance Committee and Co-Chair of the Executive Operations Committee.
Stephen T. Merkel Age 56 Director since June, 2006	Private Investor. CEO and Chairman of the Waterbury Companies from 2004 to 2007. Corporate Vice President, Officer and President of Loctite General Industrial Business from 1999 to 2003. President of Loctite Americas from 1996 to 1999. Board member of Turtle Wax, Inc. from 1997 to 2000, and St. Francis Hospital from 2000 to 2004. Mr. Merkel is currently a member of the Company's Compensation Committee.
Ronald C. Whitaker Age 60 Director since June, 2006	President, CEO (since 2003) and Board member (since 2001) of Hyco International. Former President, CEO (from 2000 to 2003) and current Board and executive committee of Strategic Distribution, Inc. President and CEO of Johnson Outdoors from 1996 to 2000. CEO, President and Chairman of the Board of Colt's Manufacturing Co., Inc. from 1992 to 1995. Board member of Michigan Seamless Tube (since 2004), Group Dekko (since 2006), and Pangborn Corporation (since 2006). Board member of Precision Navigation, Inc. from 2000 to 2003, Weirton Steel Corporation from 1994 to 2003 and Code Alarm from 2000 to 2002. Trustee of College of Wooster from 1997 through 2005. Mr. Whitaker is currently a member of the Company's Audit Committee.
Michael O. Fifer Age 50 Director since October, 2006	Chief Executive Officer of the Company as of September 25, 2006. Executive Vice President and President of Engineered Products of Mueller Industries, Inc from 2003 to 2006. President of North American Operations of Watts Industries, Inc. from 1998 to 2002. Member of the Board of Directors and Audit, Compensation and Special committees of Conbraco Industries from 2003 to 2006.

More than a majority of the current Directors are "independent" under the rules of the New York Stock Exchange, Inc. ("NYSE"). The Board has affirmatively determined that none of Messrs. Cosentino, Jacobi, Kingsley, Merkel, Service and Whitaker has or had a material relationship with the Company or any affiliate of the Company, either directly or indirectly, as a partner, shareholder or officer of an organization (including a charitable organization) that has a relationship with the Company, and are therefore "independent" for such purposes under the rules of the NYSE, including Rule 303A thereof.

Board of Director Recommendation

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" EACH OF THE NOMINEES NAMED ABOVE.

THE BOARD OF DIRECTORS AND ITS COMMITTEES

The Board of Directors is committed to good business practice, transparency in financial reporting and the highest level of corporate governance. To that end, the Board of Directors and its committees continually review the Company's governance policies and practices as they relate to the practices of other public companies, specialists in corporate governance, the rules and regulations of the Securities and Exchange Commission (the "SEC"), Delaware law (the state in which the Company is incorporated) and the listing standards of the NYSE. As a result of these reviews, the Board has, over the past several years, among other things:

- Adopted a revised charter for the Audit Committee;
- Adopted a charter for the Compensation Committee;
- Established and adopted a charter for the Nominating and Corporate Governance Committee;
- Adopted a Code of Business Conduct and Ethics;
- Adopted Corporate Board Governance Guidelines;
- Adopted a method by which stockholders and other interested parties can send communications to the Board;
- Adopted procedures for the succession of the Chief Executive Officer;
- Adopted criteria for the selection of new Directors;
- Caused the non-management Directors of the Board to meet regularly in executive sessions;
- Established a policy that stock options or stock grants for employees will only be granted on the fourth business day following public quarterly filings of the Company's Forms 10-K or 10-Q in order to allow the investment markets adequate time to analyze and react to recent financial results; and will be issued with an exercise price equal to the mean of the highest and lowest market trading price of the Company's stock on the New York Stock Exchange on the date of grant;
- Established an insider trading policy window for Directors, officers and employees beginning on the fourth business day following public quarterly filings of the Company's Forms 10-K or 10-Q, and ending on the earlier of the thirtieth day thereafter, the end of the fiscal quarter or the development of material non-public information;
- Established a policy that the maximum number of public boards on which a non-management Director may serve is five, inclusive of the Sturm, Ruger & Company, Inc. Board of Directors;
- Established a policy requiring that, upon a change in employment, a non-management Director submit a letter of resignation to the Board for its consideration;
- Established a policy requiring minimum stock ownership guidelines for Directors and officers;
- Established a policy that annual performance bonuses for Company officers be partially paid in the form of deferred stock awards;
- Established mandatory holding periods for stock acquired by Directors and officers upon vesting of deferred or restricted stock; and
- Established a policy that Directors shall strive to remain aware of important corporate governance issues and educated in good corporate governance practices through participation in appropriate conferences and seminars and membership in associations such as the National Association of Corporate Directors.

Corporate Board Governance Guidelines

The Company's corporate governance practices are embodied in the Corporate Board Governance Guidelines. A copy of the Corporate Board Governance Guidelines is posted on the Company's website at www.ruger.com, and is available in print to any stockholder who requests it by contacting the Corporate Secretary as set forth in "STOCKHOLDER COMMUNICATIONS" below.

The Company's business and affairs are under the direction of the Board of Directors of the Company pursuant to the General Corporation Law of the State of Delaware as in effect from time to time and the Company's By-Laws. Members of the Board are kept informed of the Company's affairs through discussions with the Company's executive officers, by careful review of materials provided to them and by participating in meetings of the Board and the committees of the Board.

COMMITTEES OF THE BOARD

Audit Committee

In 2007, the members of the Audit Committee of the Board were C. Michael Jacobi, John M. Kingsley, Jr. and Ronald C. Whitaker. Mr. Kingsley served as Audit Committee Chairman. Each of Messrs., Jacobi, Kingsley and Whitaker are considered "independent" for purposes of service on the Audit Committee under the rules of the NYSE, including Rule 303A thereof, and Rule 10A-3 of the Securities and Exchange Act of 1934, as amended (the "Exchange Act"). All members of the Audit Committee are financially literate and have a working familiarity with basic finance and accounting practices. In addition, the Company has determined that Mr. Kingsley is a "audit committee financial expert" as defined by the SEC rules and regulations. The Board has also affirmed that Mr. Jacobi's simultaneous service on more than three audit committees, as noted in his business biography under "DIRECTOR NOMINEES", does not impair his ability to effectively serve on the Company's Audit Committee.

The purpose of the Audit Committee is to provide assistance to the Board in fulfilling its responsibility with respect to its oversight of: (i) the quality and integrity of the Company's financial statements; (ii) the Company's compliance with legal and regulatory requirements; (iii) the independent auditor's qualifications and independence; and (iv) the performance of the Company's internal audit function and independent auditors. In addition, the Audit Committee prepares the report required by the SEC rules included in this Proxy Statement.

The Audit Committee is governed by a written charter that has been adopted by the Board. A copy of the Audit Committee Charter is posted on the Company's website at www.ruger.com, and is available in print to any stockholder who requests it by contacting the Corporate Secretary as set forth in "STOCKHOLDER COMMUNICATIONS" below.

The Audit Committee held eight meetings during 2007, including six telephonic meetings. All members of the Audit Committee attended at least 75% of the meetings of the committee during their 2007 tenure. The Annual Report of the Audit Committee is included in this Proxy Statement.

Report of the Audit Committee*

Management has the primary responsibility for the financial statements and the reporting process including the systems of internal controls. In fulfilling its oversight responsibilities, the Audit Committee reviewed and discussed the audited financial statements in the Annual Report with management, including a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments, and the clarity of disclosures in the financial statements.

The committee reviewed with the independent auditors, who are responsible for expressing an opinion of the conformity of those audited financial statements with accounting principles generally accepted in the United States, their judgments as to the quality, not just the acceptability, of the Company's accounting principles and such other matters as are required to be discussed with the committee by Statement on Auditing Standards No. 61 (Codification of Statements on Auditing Standards, AU § 380). In addition, the committee has discussed with the independent auditors the auditors' independence from management and the Company, and has received the written disclosures and the letter from the independent auditors as required by Independence Standard Board Standard No. 1 "*Independence Discussions with Audit Committees*".

The committee discussed with the independent auditors the overall scope and plans for their audit. The committee met with the independent auditors, with and without management present, to discuss the results of their examinations, their evaluations of the Company's internal controls, and the overall quality of the Company's financial reporting. The committee held eight meetings during fiscal year 2007.

In reliance on the reviews and discussions referred to above, the committee recommended to the Board of Directors that the audited financial statements be included in the Annual Report on Form 10-K for the year ended December 31, 2007 for filing with the Securities and Exchange Commission.

AUDIT COMMITTEE

John M. Kingsley, Jr., Audit Committee Chairman
C. Michael Jacobi
Ronald C. Whitaker

February 25, 2008

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* The report of the Audit Committee shall not be deemed incorporated by reference by any general statement incorporating by reference this Proxy Statement into any filing under either the Securities Act of 1933, as amended, or the Exchange Act (together, the "Acts"), except to the extent that the Company specifically incorporates such report by reference; and further, such report shall not otherwise be deemed to be "soliciting material" or "filed" under the Acts.

Compensation Committee

In 2007, the members of the Compensation Committee of the Board were John A. Cosentino, Jr., Stephen Merkel and James E. Service. Mr. Cosentino served as Compensation Committee Chairman. Each of Messrs. Cosentino, Merkel and Service are considered "independent" for purposes of service on the Compensation Committee under the rules of the NYSE, including Rule 303A thereof.

The purposes of the Compensation Committee are: (i) discharging the responsibilities of the Board with respect to the compensation of the Chief Executive Officer of the Company, the other executive officers of the Company and members of the Board; (ii) establishing and administering the Company's cash-based and equity-based incentive plans; and (iii) producing an annual report on executive compensation to be included in the Company's annual proxy statement, in accordance with the rules and regulations of the NYSE and the SEC, and any other applicable rules or regulations. The Compensation Committee has the authority to form and delegate authority to one or more subcommittees, made up of one or more of its members, as it deems appropriate from time to time.

The Compensation Committee is governed by a written charter that has been adopted by the Board. A copy of the Compensation Committee charter is posted on the Company's website at www.ruger.com, and is available in print to any stockholder who requests it by contacting the Corporate Secretary as set forth in "STOCKHOLDER COMMUNICATIONS" below.

The Compensation Committee held four meetings during 2007. All members of the Compensation Committee attended all meetings of the committee during their 2007 tenure. The annual Compensation Committee Report on Executive Compensation is included in this Proxy Statement.

Compensation Committee Interlocks and Insider Participation

During the 2007 fiscal year, none of the Company's executive officers served on the board of directors of any entities whose directors or officers serve on the Company's Compensation Committee. No current or past executive officers of the Company serve on the Compensation Committee.

Compensation Committee Report on Executive Compensation *

The committee has reviewed and discussed with management the Compensation Discussion & Analysis. In reliance on the reviews and discussions referred to above, the committee recommended to the Board of Directors that the Compensation Discussion & Analysis be included in this proxy statement.

COMPENSATION COMMITTEE

John A. Cosentino, Compensation Committee Chairman
James E. Service
Stephen T. Merkel

March 12, 2008

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* The report of the Compensation Committee shall not be deemed incorporated by reference by any general statement incorporating by reference this Proxy Statement into any filing under either the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended (together, the "Acts"), except to the extent that the Company specifically incorporates such report by reference; and further, such report shall not otherwise be deemed to be "soliciting material" or "filed" under the Acts.

Nominating and Corporate Governance Committee

In 2007, the members of the Nominating and Corporate Governance Committee were James E. Service, John A. Cosentino, Jr., C. Michael Jacobi and Richard T. Cunniff, until his retirement from the Board on April 24, 2007. Admiral Service served as Nominating and Corporate Governance Committee Chairman. Each of Messrs. Cosentino, Jacobi and Service are, and Mr. Cunniff was, considered "independent" for purposes of service on the Nominating and Corporate Governance Committee under the rules of the NYSE, including Rule 303A thereof.

The Nominating and Corporate Governance Committee is responsible to the Board for identifying, vetting and nominating potential Directors and establishing, maintaining and supervising the corporate governance program. Some of these responsibilities are discussed in more detail below.

The Nominating and Corporate Governance Committee is governed by a written charter that has been adopted by the Board. The Nominating and Corporate Governance Committee charter is posted on the Company's website at www.ruger.com, and is available in print to any stockholder who requests it by contacting the Corporate Secretary as set forth in "STOCKHOLDER COMMUNICATIONS" below.

The Nominating and Corporate Governance Committee held four meetings during 2007. All members of the committee attended all meetings of that committee during their 2007 tenure.

As required under its charter, the Nominating and Corporate Governance Committee has adopted criteria for the selection of new Directors, including, among other things, career specialization, technical skills, strength of character, independent thought, practical wisdom, mature judgment, and gender and ethnic diversity. Functional skills considered important for Directors to possess include experience as a chief executive or financial officer or similar position in finance, audit, manufacturing, advertising, military, or government, and knowledge and familiarity of firearms and the firearms industry. The committee will also consider any such qualifications as required by law or applicable rule or regulation, and will consider questions of independence and conflicts of interest. In addition, the following characteristics and abilities, as excerpted from the Company's Corporate Board Governance Guidelines, will be important considerations of the Nominating and Corporate Governance Committee:

- personal and professional ethics, strength of character, integrity and values;
- success in dealing with complex problems or have obtained and excelled in a position of leadership;
- sufficient education, experience, intelligence, independence, fairness, reasoning ability, practicality, wisdom and vision to exercise sound and mature judgment;
- stature and capability to represent the Company before the public and the stockholders;
- the personality, confidence and independence to undertake full and frank discussion of the Company's business assumptions;
- willingness to learn the business of the Company, to understand all Company policies and to make themselves aware of the Company's finances; and
- willingness at all times to execute their independent business judgment in the conduct of all Company matters.

The charter also grants the Nominating and Corporate Governance Committee the responsibility to identify and meet individuals believed to be qualified to serve on the Board and recommend that the Board select candidates for directorships. The Nominating and Corporate Governance Committee's process for identifying and evaluating nominees for Director, as set forth in the charter, includes inquiries into the backgrounds and qualifications of candidates. These inquiries include studies by the Nominating and Corporate Governance Committee and may also include the retention of a professional search firm to be used to assist it in identifying or evaluating candidates. The Nominating and Corporate Governance Committee has previously retained the firm of Korn/Ferry International to assist in the search for qualified Directors.

The Nominating and Corporate Governance Committee has a written policy which states that it will consider Director candidates recommended by stockholders. There is no difference in the manner in which the Nominating and Corporate

Governance Committee will evaluate nominees recommended by stockholders and the manner in which it evaluates candidates recommended by other sources. Shareholder recommendations for the nomination of directors should set forth (a) as to each proposed nominee, (i) their name, age, business address and, if known, residence address, (ii) their principal occupation or employment, (iii) the number of shares of stock of the Company which are beneficially owned by each such nominee and (iv) any other information concerning the nominee that must be disclosed as to nominees in proxy solicitations pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (including such person's written consent to be named as a nominee and to serve as a director of the Company if elected); (b) as to the shareholder giving the notice, (i) their name and address, as they appear on the Company's books, (ii) the number of shares of the corporation which are beneficially owned by such shareholder and (iii) a representation that such shareholder is a holder of record of stock of the Company entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to propose such nomination; and (c) as to the beneficial owner, if any, on whose behalf the nomination is made, (i) the name and address of such person and (ii) the class and number of shares of the Company which are beneficially owned by such person. The Company may require any proposed nominee to furnish such other information as it may reasonably require to determine the eligibility of a proposed nominee to serve as a director of the Company, including a statement of the qualifications of the candidate and at least three business references. All recommendations for nomination of directors should be sent to the Corporate Secretary, Sturm, Ruger & Company, Inc., 1 Lacey Place, Southport, CT 06890. The Corporate Secretary will accept such recommendations and forward them to the Chairman of the Nominating and Corporate Governance Committee. In order to be considered for inclusion by the Nominating and Corporate Governance Committee as a candidate at the Company's next Annual Meeting of Stockholders, stockholder recommendations for director candidates must be received by the Company in writing delivered or mailed by first class United States mail, postage prepaid, no earlier than December 24, 2008 (120 days prior to the first anniversary of this year's Annual Meeting of Stockholders,) and no later than January 23, 2009 (90 days prior to the first anniversary of this year's Annual Meeting of Stockholders.)

The Company has not rejected any Director candidates put forward by a stockholder or group of stockholders who beneficially owned more than 5 % of the Company's Common Stock for at least one year prior to the date of the recommendation.

Executive Operations Committee

Effective August 1, 2006, the Board established the Executive Operations Committee to collaborate with the Company's executive team during the recent transition in the management of the Company, and appointed John A. Cosentino, Jr. and C. Michael Jacobi as Co-Chairs and James E. Service as a member of the Executive Operations Committee. The need to continue the Executive Operations Committee is evaluated by the Board annually, and as a result of such evaluation and upon the recommendation of the Chief Executive Officer, the committee's continuance has been extended by the Board through 2008. The Board established the Executive Operations Committee's responsibilities and roles as follows:

- To act as the Board's representatives in providing advisory leadership to management as needed, and to ensure that all the expert resources, experiences and skill sets of the Board are constructively deployed in improving the business performance of the Company;
- To establish and implement a strategic business plan that enables the delivery of the growth and profitability objectives of the Company's stockholders;
- To develop and implement the Ruger Business System, a robust, Company-wide business system based on "lean" principles and practices, designed to become indelibly rooted and capable of sustaining itself beyond the tenure of the current management team;
- To identify, recruit and develop key executive and management level personnel needed to execute the Company's strategic and operational plans and to ensure a viable succession plan;
- To conduct ongoing oversight of Company operations and business performance, including operations and strategy deployment reviews with executive management;
- To identify and explore major initiatives, such as acquisition analyses, major new program proposals and business opportunities; and
- To ensure overall executive team effectiveness, collaboration and communication within management and with the Board.

The Executive Operations Committee held ten meetings during 2007. All members of the committee attended at least 75% of the meetings of the committee during their 2007 tenure.

MEMBERSHIP AND MEETINGS OF THE BOARD AND ITS COMMITTEES

In 2007, each Director attended at least 75% of the total number of 2007 meetings of the Board and its Committees on which he served during his 2007 tenure, with the exception of C. Michael Jacobi, who was unable to attend two telephonic meetings of the Board due to prior commitments, but who was separately apprised in advance of the business of those meetings.

In addition, all then-current members of the Company's Board attended the 2007 Annual Meeting of Stockholders. It is the policy of the Company that attendance at all meetings of the Board, all committee meetings, and the Annual Meeting of Stockholders is expected, unless the Director has previously been excused by the Chairman of the Board for good cause. Committee memberships and the number of meetings of the full Board and its committees held during the fiscal year 2007 are set forth in the table below. All committee memberships were effective as of January 1, 2007. When feasible and appropriate, it is the practice of the Board to hold its regular committee meetings in conjunction with the regular meetings of the Board of Directors.

MEMBERSHIP AND MEETINGS OF THE BOARD AND ITS COMMITTEES TABLE FOR YEAR 2007

Name	Board of Directors	Audit Committee	Compensation Committee	Nominating and Corporate Governance Committee	Executive Operations Committee
James E. Service	Chair		Member	Chair	Member
Stephen L. Sanetti*	Vice-Chair				
Michael O. Fifer*	Member				
John A. Cosentino, Jr.	Member		Chair	Member	Co-Chair
Richard T. Cunniff (1)	Member			Member	
C. Michael Jacobi	Member	Member		Member	Co-Chair
John M. Kingsley, Jr.	Member	Chair			
Stephen T. Merkel	Member		Member		
Ronald C. Whitaker	Member	Member			
Number of Meetings Held in 2007	**6 includes 2 telephonic**	**8 includes 7 telephonic**	**4**	**4**	**10**

Notes to Membership and Meetings of the Board and its Committees Table

*Non-independent Board member.

(1) Richard T. Cunniff retired from the Board on April 24, 2007.

NON-MANAGEMENT DIRECTORS

The non-management members of the Board meet regularly in executive sessions, and each such meeting is led by the non-executive Chairman of the Board, or in his absence, a presiding Director. James E. Service has served as the non-executive Chairman of the Board since February 24. 2006. Richard T. Cunniff served as presiding Director from September 11, 2005 until his retirement on April 24, 2007. Historically, the non-management Director with the greatest length of service as a Company Director was chosen annually for a one-year term as presiding Director at the first executive session held in concurrence with the organizational meeting of the Board held after each Annual Meeting of Stockholders. On April 24, 2007, the By-Laws were amended to define the Chairman of the Board as an independent, non-management Director who would also preside at all meetings of the Board, including meetings of the non-management Directors in executive session, which would generally occur as part of each regularly scheduled Board meeting. The April 24, 2007 By-Law amendment also provided that an independent, non-management Lead Director would be named to preside at stockholder, Board and executive session meetings and to act as an intermediary between the non-management Directors and management of the Company when special circumstances exist or communication out of the ordinary course is necessary, such as the absence or disability of the non-executive Chairman of the Board. John A. Cosentino, Jr. was appointed Lead Director by the Board on April 24, 2007.

Only non-management, independent Directors served on any committees of the Board.

DIRECTOR AND COMMITTEE COMPENSATION

The Board believes that compensation for the Company's independent Directors should be a combination of cash and equity-based compensation. The Directors and the Compensation Committee annually review Director compensation utilizing published compensation studies. Any recommendations for changes are made to the full Board by the Compensation Committee. In 2006 and 2007, as a result of these reviews, the Directors fee structure was changed as described below.

Directors' Fees and Other Compensation

As of June 1, 2006, the Board approved a fee schedule whereby all non-management independent Directors receive annual retainer compensation of $75,000. The retainer compensation is paid as $50,000 in cash and $25,000 in restricted stock. In addition to the annual retainer fees, the Board Chairman receives $20,000, the Audit Committee Chairman receives $10,000 and the Compensation Committee Chairman and the Nominating and Corporate Governance Committee Chairman each receive $7,500. Payment for service on more than two committees was discontinued effective January 1, 2007. As of August 1, 2006, the Board established an Executive Operations Committee, as described above, and established additional committee fees of $50,000 per year for this Committee's Co-Chairs and $7,500 per year for its members.

The annual retainer award of $25,000 worth of restricted stock was initially deferred subject to stockholder ratification of the 2007 SIP at the 2007 Annual Meeting of Stockholders. Pending such ratification, the independent Directors received $25,000 per year in additional cash compensation, prorated from June 1, 2006 and continuing until June 30, 2007. On May 4, 2007, the date that the shares authorized under the 2007 Stock Incentive Plan were registered with the SEC following the April 24, 2007 stockholder ratification of the plan, the Board received their first annual awards of $25,000 worth of restricted stock and therefore discontinued the payment of additional cash compensation. The Board also approved the retroactive reduction of their cash compensation from $75,000 to $50,000 per year effective April 1, 2007, the quarter in which the 2007 Stock Incentive Plan was approved by the Company's stockholders.

Under the 2007 Stock Incentive Plan, options to purchase 20,000 shares of the Company's Common Stock are granted to Directors when they are first elected at an exercise price equal to the closing price on the date of award. These options vest and become exercisable in four equal annual installments of 25% of the total number of options awarded, beginning on the date of grant and on each of the next succeeding three anniversaries thereafter. Until the April 24, 2007 ratification of the 2007 Stock Incentive Plan, these options were previously granted under the 2001 Stock Option Plan for Non-Employee Directors.

Directors are covered under the Company's business travel accident insurance policy for $300,000 while traveling on Company business, and are covered under the Company's director and officer liability insurance policies for claims alleged in connection with their service as a Director.

All Directors were reimbursed for out-of-pocket expenses related to attendance at meetings.

DIRECTORS' COMPENSATION TABLE FOR YEAR 2007

The following table reflects the cash and equity compensation received during the 2007 fiscal year by each non-management Director who served on the Company's Board and the committees of the Board. Please see "SUMMARY COMPENSATION TABLE" for disclosure of Directors' fees paid to management Directors in the 2007 fiscal year.

Name	Fees Earned or Paid in Cash (1) ($)	Stock Awards (2) ($)	Option Awards (3)(4) ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings (5) ($)	All Other Compensation ($)	Total Director Compensation (6) ($)
James E. Service	$91,250	$25,000				$116,250
John A. Cosentino, Jr.	$113,750	$25,000	$11,244			$149,994
Richard T. Cunniff (7)	$37,500					$37,500
C. Michael Jacobi	$106,250	$25,000	$11,360			$142,610
John M. Kingsley, Jr.	$66,250	$25,000		$16,724		$107,974
Stephen T. Merkel	$56,250	$25,000	$11,360			$92,610
Ronald C. Whitaker	$56,250	$25,000	$11,360			$92,610

Notes to Directors' Compensation Table

(1) See "DIRECTOR'S FEES AND OTHER COMPENSATION" above.

(2) Represents grant date dollar value of one-year-deferred restricted stock awards worth $25,000 each awarded to each non-management independent director on May 4, 2007 under the 2007 Stock Incentive Plan in accordance with the Director fee schedule approved June 1, 2006.

(3) Non-qualified stock option awards were granted as of date of election to Board under the Company's 2001 Stock Option Plan for Non-Employee Directors at an exercise price equal to the closing price of the Common Stock on the date of grant. These options vest and become exercisable in four equal annual installments of 25% of the total options awarded, beginning on the date of grant and on each of the next three anniversaries thereafter. See "INDEPENDENT DIRECTORS' OUTSTANDING OPTION AWARDS AT FISCAL YEAR-END 2007 TABLE" below for further information.

(4) This column represents the grant date fair value amount recognized for financial reporting purposes calculated in accordance with the provisions of Financial Accounting Standards Board Statement of Financial Accounting Standards (SFAS) No. 123R "*Share-based Payments.*" See Note 5 of the consolidated financial statements in the Company's Annual Report on Form 10-K for the year ended December 31, 2007 regarding assumptions underlying valuation of equity awards.

(5) This column represents the sum of the change in pension value in 2007 for each Director, and applies only to Directors who were former employees of the Company. Mr. Kingsley is the only Director who is a former employee of the Company. Mr. Kingley's total change in pension value is related to his service as Executive Vice President of the Company from 1971 to 1996. No Director received preferential or above-market earnings on deferred compensation (also see Note 6 below). The change in pension value is calculated based on a 5.75% discount rate, the 2000 Group Mortality Table, average earnings and service credits as of December 31, 2007, and in the case of the SERP, a COLA assumption of 1.5% per year. See "PENSION PLANS" and the "PENSION BENEFITS TABLE" below for additional information, including the present value assumptions used in the calculation.

(6) The Company's non-management Directors do not receive non-equity incentive plan compensation, pension or medical plan benefits or non-qualified deferred compensation.

(7) Richard T. Cunniff retired from the Board on April 24, 2007.

Directors' Beneficial Equity Ownership

In 2006 the Board set a minimum equity ownership requirement for Non-Management Directors of five times their annual base cash retainer of $50,000, to be achieved within five years of the later of the date of adoption or the date of a Director's election. As Directors are expected to hold a meaningful ownership position in the Company, a significant portion of overall Director compensation is intended to be in the form of Company equity. This has been partially achieved through options granted to each independent Director under the 2001 Stock Option Plan for Non-Employee Directors and through option grants and restricted stock awards under the 2007 Stock Incentive Plan, which was approved at the 2007 Annual Shareholders Meeting. The current amounts of Common Stock beneficially owned by each Director may be found in the "BENEFICIAL OWNERSHIP TABLE" below.

INDEPENDENT DIRECTORS' OUTSTANDING OPTION AWARDS AT FISCAL YEAR END 2007 TABLE

The following table sets forth outstanding option awards issued to the Company's Independent Directors under the 2001 Stock Option Plan for Non-Employee Directors and 2007 Stock Incentive Plan. See "BENEFICIAL OWNERSHIP TABLE" below for information regarding each Company Director's total beneficial ownership.

	Number of Securities Underlying Unexercised Options (1)					
Name of Independent Director	Exer-cisable (2) (#)	Unexer-cisable (2) (#)	Grant Date	Option Exercise Price (4) ($)	Option Vesting Date	Option Expiration Date
James E. Service	20,000	0	1/5/2001	$9.875	1/5/2004	1/5/2011
John A. Cosentino, Jr.	15,000	5,000	8/1/2005	$10.88	8/1/2008	8/1/2015
C. Michael Jacobi	10,000	10,000	6/1/2006	$6.15	6/1/2009	6/1/2016
John M. Kingsley, Jr.	20,000	0	1/5/2001	$9.875	1/5/2004	1/5/2011
Stephen T. Merkel	10,000	10,000	6/1/2006	$6.15	6/1/2009	6/1/2016
Ronald C. Whitaker	10,000	10,000	6/1/2006	$6.15	6/1/2009	6/1/2016
Total	**85,000**	**35,000**				

Notes to Independent Directors' Outstanding Option Awards at Fiscal Year End Table

(1) Awards of options to purchase the Company's Common Stock represented in this table were granted pursuant to the Company's 1998 Stock Incentive Plan.

(2) Options awarded to Independent Directors upon their date of election vest and become exercisable in four equal annual installments of 25% of the total number of options awarded, beginning on the date of grant and on each of the next succeeding three anniversaries thereafter and have a 10 year term. Amounts shown as exercisable or unexercisable reflect the vesting status of each Director's options within 60 days of March 1, 2008.

(3) This column represents the exercise price of awards of options to purchase the Company's Common Stock which exercise price was not less than the closing price on the grant date.

COMPENSATION DISCUSSION AND ANALYSIS

What is the Company's Philosophy Regarding Compensation and what are the Compensation Program Objectives and Rewards?

The Company's executive compensation program is designed to reward both corporate and individual performance in an environment that reflects commitment, responsibility and adherence to the highest standards of ethics and integrity. Recognition of both individual contributions as well as overall business results permits an ongoing evaluation of the relationship between the size and scope of the Company's operations, its performance and its executive compensation.

The program's objectives are to attract, retain and motivate the workforce that helps to ensure our future success, support a lean and flexible business model culture and to help achieve overall business objectives in order to provide our stockholders with a superior rate of return.

What are the Company's Governance Practices Regarding Compensation?

Stockholders:	The 2007 Stock Incentive Plan (the "2007 SIP"), which was approved by the stockholders at the Company's 2007 Annual Meeting, replaced all previous stock incentive plans. The Company does not have any stock plans that are not stockholder-approved.
Board and Compensation Committee and Nominating and Corporate Governance Committee:	The Compensation Committee and the Board determine the compensation of the Company's executive officers, including the individuals whose compensation is detailed in this Proxy Statement. The Compensation Committee, which is composed entirely of independent Directors, establishes and administers compensation programs and philosophies. The Compensation Committee ensures that stockholder-approved plans are administered in accordance with good governance practices and stockholder intent. The Compensation Committee is responsible for approval of salaries, bonuses and long-term incentive compensation paid to executive officers, bonus pools for non-executive employees, retirement formulas for executive officers, deferred compensation plans, and any employment and change-in-control agreements. In addition, the performance of each executive officer is evaluated by the Nominating and Corporate Governance Committee and reported to the full Board. The full Board reviews the Compensation Committee and Nominating and Corporate Governance Committee reports and acts on recommendations of the Compensation Committee.
Management:	The Chief Executive Officer's views regarding the performance and recommended compensation levels for the Company's executive officers are discussed with all of the non-management Directors, including the Compensation Committee and the Nominating and Corporate Governance Committee. Within management, the Chief Executive Officer and the Secretary serve as liaisons with these committees.

What are the Company's Governance Practices Regarding Stock Options?

The use of equity compensation is a significant component of the Company's overall compensation philosophy and is one that the Company plans to continue. The Company's philosophy is built on the principles that equity compensation should seek to align participants' actions and behaviors with stockholders' interests, be market-competitive, and be able to attract, motivate and retain the best employees, independent contractors and Directors.

The Compensation Committee and the Board consider recommendations from the Chief Executive Officer in establishing appropriate option grants to officers or employees. The Company's policy for setting the timing of stock option grants does not allow executives to have any role in choosing the price of their options or other stock awards. The Company has never "back dated" or re-priced options or other stock awards, and on February 5, 2008, the Board clarified the 2007 Stock Incentive Plan to state that repricing of options is not allowed under the plan. On October 23, 2007, the Company also established a policy that stock options or stock grants for employees will be issued only on the fourth business day following public quarterly filing of the Company's Forms 10-K or 10-Q in order to allow the investment markets adequate time to assimilate the current financial information, and will be valued at the mean between the highest and lowest sales prices of the Company's common stock on the New York Stock Exchange on the date of grant. Prior to October 23, 2007, employee option awards were valued at the closing price of the Company's Common Stock on the date of grant.

The Compensation Committee approves stock option awards, including the specific number of options granted to specific individuals, which are then ratified by the full Board

All stock option awards have been, and will continue to be, subject to the approval of the Compensation Committee and the Board. The Company's Corporate Secretary is responsible for issuing grants upon their approval by the Compensation Committee and the Board and maintaining records of all grants issued, exercised or terminated in accordance with the terms of the 1998 Stock Incentive Plan, 2001 Stock Option Plan for Non-Employee Directors and the 2007 SIP.

What are the Elements of Compensation?

The key elements of the Company's executive compensation consist of:

Cash Compensation:	Base salary and performance bonuses.
Equity Compensation:	Pursuant to the Company's 2007 Stock Incentive Plan approved by the Company's stockholders on April 24, 2007, which replaced all prior stock incentive plans, the Company may make grants of stock options, restricted stock, deferred stock and stock appreciation rights ("SARS"), any of which may or may not require the satisfaction of performance objectives.)
Retirement Benefits:	Until December 31, 2007, the Company offered a tax-qualified defined-benefit Salaried Employee's Retirement Income Plan (the "Pension Plan") to all salaried employees and a non-qualified defined-benefit Supplemental Executive Retirement Plan (the "SERP") to one employee and two retired employees. In 2007, the Company's Pension Plan was amended so that employees will no longer accrue benefits under it effective December 31, 2007. This action "freezes" the benefits for all employees and prevents future hires from joining the plans, effective December 31, 2007. Starting in 2008, the Company will provide supplemental discretionary contributions to substantially all employees' individual 401(k) Plan accounts. In 2007, the Company's SERP was amended effective December 31, 2007 so that lump-sum payments of the benefits accrued were paid to the one employee and one of the two retiree participants. There are no current employees participating in the SERP. For further discussion, see "PENSION PLANS" below.
Health, Welfare and Other Insurance Benefits:	The Company offers the same health and welfare benefits to all salaried employees. These benefits include medical benefits, dental benefits, vision benefits, life insurance, salary continuation for short-term disability, long-term disability insurance, accidental death and dismemberment insurance and other similar benefits. Because these benefits are offered to a broad class of employees, the cost is not required by SEC rules to be included in the "SUMMARY COMPENSATION TABLE" below. Officers are covered under the Company's business travel accident insurance policy for $1,000,000 while traveling at any time. Officers are also covered under the Company's director and officer liability insurance policies for claims alleged in connection with their service as an officer, as applicable.
Severance Agreements:	The Company has a Severance Policy that covers all employees. In addition, the officers of the Company are offered specific severance agreements that provide severance benefits to them when their employment terminates as a result of a change in control or by the Company without cause. For further discussion, see "Potential Payments Upon Termination or Change in Control" below.

Why Does the Company Choose to Pay Each Element?

The Company's compensation and benefits programs is designed to fulfill the Company's need to attract, retain and motivate the highly talented individuals who will engage in the behaviors necessary to enable the Company to achieve its business objectives while upholding our values in a highly competitive marketplace. The reasons for each of the elements of compensation are:

- Base salaries and retirement and welfare benefits are designed to attract and retain employees over time;

- Incentive bonuses, which are paid in cash or a combination of cash and deferred stock, are designed to focus executives and employees on important Company-wide performance goals;

- Long-term equity incentives, including non-qualified or incentive stock options, SARS and restricted stock and deferred stock awards are designed to focus executives' efforts on their individual contributions to the long-term success of the Company, as reflected in increases to the Company's stock prices over a period of several years, growth in its earnings per share and other measurements of corporate performance; and

- Severance Agreements, which are designed to facilitate the Company's ability to attract and retain talented executives and encourage them to remain focused on the Company's business during times of corporate change.

As a result of the Company's equity and non-equity incentive plan awards, a significant portion of the Company's executive compensation is linked directly to individual and corporate performance. The Compensation Committee intends to continue the policy of linking executive compensation to corporate and individual performance, recognizing that the ups and downs of the business cycle from time to time may result in an imbalance for a particular period.

How Does the Company Determine the Amount/Formula for Each Element?

Generally, each element of compensation is evaluated independently to determine whether it is competitive within the market as a whole, and then the aggregate compensation is evaluated to determine whether it is competitive and reasonable within the market as a whole, as further described below.

How are Salaries Determined?

Salaries for executive officers are determined by considering historical salaries paid by the Company to officers having certain duties and responsibilities, by comparing those salaries to required market rates for compensation of new executives being recruited to the company, and then evaluating the current responsibilities of the officer's position, the scope and performance of the operations under their management and the experience and performance of the individual.

In making its salary decisions, the Compensation Committee places its emphasis on the particular executive's experience, responsibilities and performance. No specific formula is applied to determine the weight of each factor. The Compensation Committee has historically followed a policy of using incentive bonus awards rather than base salary to reward outstanding performance, and base salaries are not typically adjusted each year.

How are Bonuses Determined?

The Company's executive officers are eligible for an annual performance incentive bonus and discretionary bonuses. The annual performance incentive bonuses are based on operating performance metrics and goals approved by the Compensation Committee and ratified by the Board. Discretionary bonuses are awarded under special circumstances and are approved by the Compensation Committee and ratified by the Board. All employees, including the officers, shared the same goals for 2007. In 2008, all employees will participate in a quarterly profit sharing and supervisory employees, management-level employees and officers will additionally participate in the performance-based incentive bonus program.

Under the performance based incentive program, bonus opportunities range from between 0% to 150% of each employee's incentive bonus grade level, depending on the Company's operating performance results. Incentive bonus grade levels for individuals vary from 5% to 75% of their annual base salary or hourly wage compensation.

The Company has adopted a policy that officers of the Company shall have 25% of any performance incentive bonus that is earned paid in three-year-deferred stock in lieu of cash. The quantity of deferred stock shall be determined based upon a 1/3 discount to market price, which discount shall cliff vest after the three year deferral period is completed.

How are Equity Compensation Awards Determined?

Equity compensation awards are given to key employees and officers of the Company to align their long-term interests with those of the shareholders. In 2006 the Company adopted a practice whereby key new executives hired by the Company would receive an initial, one-time award of stock options with time-based vesting. New Vice Presidents were granted 100,000 such options and the new Chief Executive Officer was granted 400,000 such options. In 2007, the Company extended the practice to include more modest, annual awards of options with performance-based vesting. The Chief Executive Officer was granted 40,000 such options and the other Named Executive Officers were granted 15,000 such options. Other officers and senior managers rated for their superior performance were also granted such options in quantities reflecting the level of their responsibility. It is anticipated that the Company will continue to grant annual performance-based stock options in similar quantities going forward.

The performance-based options vest only upon achievement of earnings-based operating goals within three years of grant. If the goals are not met within three years of grant, the options do not vest and they expire.

The Compensation Committee considers previous grants, tenure and responsibilities of an executive and the recommendation of the Chief Executive Officer when determining the amount of stock awards to be granted.

In early 2007 the Company also awarded restricted stock grants to the officers of the Company equal to 10% of their base salary in recognition of their performance during the transition year of 2006. These awards were intended to be a one-time grant. In 2007 the Company also awarded a $250,000 restricted stock grant to the Chief Executive Officer of the Company in accordance with the terms of his 2006 employment offer from the Company.

What are the Company's Ongoing Plans for Plan-Based Equity Compensation?

The Company intends to consider annually the grant of performance-based stock options for management-level employees as described above. The performance goals will likely vary from year to year and will be based on the perceived needs of the business at the time of the award.

The Company does not currently anticipate expansion of the equity compensation program as described above.

How is the Chief Executive Officer's Performance Evaluated and Compensation Determined?

The Nominating and Corporate Governance Committee, the Compensation Committees and the Board as a whole annually evaluate the performance and review the compensation of the Chief Executive Officer utilizing a variety of criteria. The job objectives established for the Chief Executive Officer are:

- To promote and require the highest ethical conduct by all Sturm, Ruger & Company, Inc. employees and demonstrate personal integrity consistent with the Company's Corporate Governance Guidelines.
- To establish, articulate and support the vision for the Company that will serve as a guide for expansion.
- To align physical, human, financial and organizational resources with strategies.
- To communicate strategies and alignment in a clear manner so that every employee understands their personal role in the Company's success.
- To establish succession planning processes in order to select, coordinate, evaluate and promote the best management team.
- To keep the Board informed on strategic and business issues.

Evaluation of the Chief Executive Officer's performance with regard to these job objectives is rated on the following business skills and performance achievement:

- Leadership: his ability to lead the Company with a sense of direction and purpose that is well understood, widely supported, consistently applied and effectively implemented.

- Strategic Planning: his development of a long-term strategy, establishment of objectives to meet the expectations of stockholders, customers, employees and all Company stakeholders, consistent and timely progress toward strategic objectives and obtainment and allocation of resources consistent with strategic objectives.
- Financial Goals and Systems: his establishment of appropriate and longer-term financial objectives, ability to consistently achieve these goals and ensuring that appropriate systems are maintained to protect assets and control operations.
- Financial Results: his ability to meet or exceed the financial expectations of stockholders, including continuous improvement in operating revenue, cash flow, net income, capital expenditures, earnings per share and share price.
- Succession Planning: his development, recruitment, retention, motivation and supervision of an effective top management team capable of achieving objectives.
- Human Resources: his ensuring development of effective recruitment, training, retention and personnel communication plans and programs to provide and motivate the necessary human resources to achieve objectives.
- Communication: his ability to serve as the Company's chief spokesperson and communicate effectively with stockholders and all stakeholders.
- Industry Relations: his ensuring that the Company and its operating units contribute appropriately to the well being of their communities and industries, and representation of the Company in community and industry affairs.
- Board Relations: his ability to work closely with the Board to keep them fully informed on all important aspects of the status and development of the Company, his implementation of Board policies, and his recommendation of policies for Board consideration.

The Chief Executive Officer's compensation levels are determined after performance evaluations based on published compensation studies, the Chief Executive Officer's demonstrated abilities and contributions to the success of the Company, and the overall results of Company operations.

What is the Chief Executive Officer's Compensation History?

Michael O. Fifer joined the Company as Chief Executive Officer on September 25, 2006, with an annual base salary of $400,000, an option award to purchase 400,000 shares of the Company's Common Stock under the 1998 Stock Incentive Plan, a $75,000 bonus for 2006, a 75% target bonus opportunity thereafter, a $250,000 restricted stock award to be issued under the 2007 SIP, and reimbursement for temporary living, commuting and relocation expenses with related tax gross-up. Mr. Fifer's compensation has not changed since he joined the Company in 2006.

Does the Company Pay for Perquisites?

The Company believes in limited perquisites for its Directors and executive officers. Perquisites include discounts on Company products, which are available to all Company employees and Directors. The Company has a Relocation Policy covering all employees based on their grade level that provides various levels of temporary living and relocation expense reimbursements, payment of related taxes, and the use of Company vehicles for business purposes. Temporary living and relocation reimbursements and related tax payments for the Named Executive Officers are disclosed in the "SUMMARY COMPENSATION TABLE" below.

EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

The following table summarizes total compensation paid or earned by the Company's Name Executive Officers (those officers who served as Chief Executive Officer or Chief Financial Officer during 2007, and the three other officers who received the highest compensation in 2007) who served in such capacities during 2007. (For narrative disclosure of the philosophy and structure of the Company's equity compensation earned by the Named Executive Officers, please refer to the "COMPENSATION DISCUSSION AND ANALYSIS" above.)

Named Executive Officer and Principal Position	Year	Salary ($)	Bonus(1) ($)	Stock Awards (2) ($)	Option Awards (3) ($)	Change in Pension Value and Non-qualified Deferred Compensation Earnings (4) ($)	All Other Compen-sation (5) ($)	Total ($)
Michael O. Fifer (6) *Chief Executive Officer and Director*	2007	$400,000	$15,385	$290,000	$193,360 (7)	$10,989	$191,860	$1,101,594
	2006	$107,692	$75,000	$0	$43,280	$2,463	$11,551	$239,986
Stephen L. Sanetti (8) *Vice Chairman of the Board of Directors, President, Chief Operating Officer and General Counsel*	2007	$325,000 (9)	$12,500	$32,500	$11,648	$96,899 (10)	$4,526	$483,073
	2006	$322,917	$113,750	$0	$0	$36,149 (10)	$516	$473,332
Thomas A. Dineen *Vice President, Treasurer and Chief Financial Officer*	2007	$197,917	$7,692	$20,000	$44,242	$9,729	$10,133	$289,713
	2006	$168,250	$52,500	$0	$0	$4,321	$108	$225,179
Robert R. Stutler *Vice President of Prescott Operations*	2007	$225,000	$8,654	$22,500	$11,648	$101,067	$13,087	$381,956
	2006	$220,000	$67,500	$0	$0	$67,950	$792	$356,242
Thomas P. Sullivan (11) *Vice President of Newport Operations*	2007	$235,000	$9,038	$23,500	$49,568 (12)	$6,333	$40,831	$364,270
	2006	$89,104	$50,000	$0	$14,431	$683	$104,332	$258,550

Notes to Summary Compensation Table

(1) Includes discretionary bonuses awarded by the Board of Directors. For Michael O. Fifer and Thomas P. Sullivan, 2006 amounts represent signing bonuses awarded upon their employment with the Company. For a description of the Company's bonus structure see the "COMPENSATION DISCUSSION AND ANALYSIS" above.

(2) See "OPTIONS EXERCISED AND STOCK VESTED IN 2007 TABLE" below for further information regarding stock granted to each Named Executive Officer.

(3) This column represents the dollar amount grant date value recognized for financial statement reporting purposes with respect to each fiscal year for the fair value of stock options granted to the Named Executives Officers in 2007 and 2006, in accordance with the provisions of Statement of Financial Accounting Standards (SFAS) No. 123R *"Share-based Payments."* See Note 5 of the consolidated financial statements in the Company's Annual Report on Form 10-K for the year ended December 31, 2007 regarding

assumptions underlying valuation of equity awards. Any estimate of forfeitures related to service-based vesting conditions are disregarded pursuant to the SEC Rules. See "OUTSTANDING EQUITY AWARDS AT FISCAL YEAR END 2007 TABLE" below for further information regarding stock options granted to each Named Executive Officer.

(4) This column represents the sum of the change in pension value in 2007 and 2006 for each of the named executives. No named executive officer received preferential or above-market earnings on deferred compensation. For 2007, the change in pension value is calculated based on a 5.75% discount rate, average earnings and service credits as of December 31, 2007, the 2000 Group Mortality Table, and in the case of the SERP, a COLA assumption of 1.5% per year. See "PENSION PLANS" and the "PENSION BENEFITS TABLE" below for additional information.

(5) This column represents: (i) relocation and temporary living and related tax gross-ups; (ii) taxable value of Company products received; (iii) taxable premiums paid by the Company for group term life insurance; and (iv) Employer safe-harbor matching contributions made under the Company's 401(k) Plan. See "ALL OTHER COMPENSATION TABLE" below for additional information.

(6) Michael O. Fifer joined the Company as Chief Executive Officer effective September 25, 2006, and was appointed to the Board of Directors on October 19, 2006.

(7) The grant date value recognized for financial statement reporting purposes of Mr. Fifer's options to purchase 400,000 shares of the Company's Common Stock, awarded September 25, 2006, was $811,496, but was misstated as $1,348,000 in the 2006 Proxy Statement. See "OUTSTANDING EQUITY AWARDS AT FISCAL YEAR END 2007 TABLE" below for additional information.

(8) Stephen L. Sanetti served as interim Chief Executive Officer from February 28, 2006 to September 25, 2006, when Mr. Fifer joined the Company as Chief Executive Officer.

(9) For 2006, includes $3,000 for Director's Fees and $3,250 for Meeting Fees paid to Mr. Sanetti pursuant to the Company's policy in effect until June 1, 2006. See "DIRECTOR'S FEES AND OTHER COMPENSATION" above.

(10) This includes a change in accumulated pension value under the Company's Pension Plan for Mr. Sanetti as follows: 2006 - $29,501; 2007 - $61,809, and under the Company's Supplemental Executive Retirement Income Plan as follows: 2006 - $6,648; 2007 - $35,090. Mr. Sanetti elected on December 20, 2007 to receive a lump sum payout of the value of his accrued benefits under that plan of $989,889, which was paid to him on February 1, 2008.

(11) Thomas P. Sullivan was appointed Vice President of Newport Operations on August 14, 2006.

(12) The grant date value recognized for financial statement reporting purposes of Mr. Sullivan's option to purchase 100,000 shares of the Company's Common Stock, awarded August 14, 2006, which will be recognized over the five year vesting period was $189,630, but was misstated as $315,000 in the 2006 Proxy Statement. See "OUTSTANDING EQUITY AWARDS AT FISCAL YEAR END 2007 TABLE" below for additional information.

ALL OTHER COMPENSATION TABLE FOR YEAR 2007

Named Executive Officers	Year	Relocation and Temporary Living and Related Tax Gross-Ups ($)	Taxable Value of Company Products Received ($)	Taxable Premiums Paid by the Company for Group Term Life Insurance ($)	Company Matching 401(k) Plan Contributions (1) ($)	Total ($)
Michael O. Fifer	2007	$175,613 (2)		$260	$15,987	$191,860
	2006	$11,506 (2)		$45	$0	$11,551
Stephen L. Sanetti	2007			$516	$4,010	$4,526
	2006			$516	$0	$516
Thomas A. Dineen	2007			$108	$10,025	$10,133
	2006			$108	$0	$108
Robert R. Stutler	2007		$824	$792	$11,471	$13,087
	2006		$0	$792	$0	$792
Thomas P. Sullivan	2007	$31,251 (3)		$180	$9,400	$40,831
	2006	$104,287 (3)		$45	$0	$104,332

Notes to All Other Compensation Table

(1) Consists of matching contributions in 2007 made under the Sturm, Ruger & Company, Inc. 401(k) Plan, to the Named Executive Officers who participated in the Company's 401(k) Plan, based on their deferrals for the 2007 401(k) Plan year. Salaried employees were not eligible to participate in the Company's 401(k) Plan in 2006.

(2) Consists of reimbursements for Mr. Fifer's temporary living and relocation expenses, as follows: 2007 - $65,038 for real estate closing costs,$30,000 for incidental relocation expenses , $6,801 for commuting and $73,774 for related tax gross-ups ; 2006 - $3,202 for temporary lodging, $377 for meals, $2,937 for commuting, and $4,990 for related tax gross-ups.

(3) Consists of reimbursements for Mr. Sullivan's temporary living and relocation expenses, as follows: 2007 - $12,500 for temporary lodging, $10,255 for relocation costs and $8,496 for related tax gross-ups; 2006 - $25,797 for temporary lodging, $36,000 for real estate closing costs, $10,000 for incidental relocation expenses, $1,172 for non-move travel, $421 for Company vehicle use and $30,897 for related tax gross-ups.

GRANT OF PLAN-BASED AWARDS TABLE FOR YEAR 2007

The following table reflects estimated possible payouts under equity incentive plans to the Named Executive Officers during the fiscal year 2007 from the 2007 Stock Incentive Plan approved by the Company's stockholders on April 24, 2007, consisting of performance-based option awards, time-based option awards and deferred stock awards. (For narrative disclosure of bonuses that were not awarded pursuant to an incentive plan and the equity awards that were granted pursuant to an incentive plan as described in the table below, please see the "COMPENSATION DISCUSSION AND ANALYSIS" above.)

			Estimated Future Payouts under Equity Incentive Plan Awards			All Other Stock Awards (1):	All Other Option Awards (2)(3)		
Named Executive Officers	Grant Date	Type of Award (1)(2)(3)(4)	Thres-hold ($)	Target (#)	Max-imum (#)	Number of Securities Underlying Stock Granted (#)	Number of Securities Underlying Options Granted #	Exercise Price of Option Awards or Base Price of Stock Awards(5) ($/Share)	Grant Date Fair Value (6) (7) ($)
Michael O. Fifer	4/24/07	Performance-Based Option Award					40,000	$13.39	$31,060
	4/24/07	Stock Award (8)				21,657		$13.39	$290,000
Stephen L. Sanetti	4/24/07	Performance-Based Option Award					15,000	$13.39	$11,648
	4/24/07	Stock Award				2,477		$13.39	$32,500
Thomas A. Dineen	4/24/07	Performance-Based Option Award					15,000	$13.39	$11,648
	4/24/07	Time-Based Option Award					65,000	$13.39	$32,594
	4/24/07	Stock Award				1,493		$13.39	$20,000
Robert. R. Stutler	4/24/07	Performance-Based Option Award					15,000	$13.39	$11.648
	4/24/07	Stock Award				1,680		$13.39	$22,500
Thomas P. Sullivan	4/24/07	Performance-Based Option Award					15,000		$11,648
	4/24/07	Stock Award				1,755		$13.39	$1,755

Notes to Grant of Plan-Based Awards Table

(1) Gross number of restricted stock awards granted on April 24, 2007 to the Named Executive Officers based on 10% of each individual's annual base salary and the closing price of the Common Stock as of the date of grant, and having a one-month deferral term. In accordance with the terms of the 2007 Stock Incentive Plan, certain of the Named Executive Officers receiving stock grants elected to receive "cashless" grants, whereby the taxes related to the acquisition of their stock grants were deducted from the gross amount of shares to which they were entitled. Mr. Fifer and Mr. Dineen paid the taxes related to the acquisition of their stock grants in cash and received the full amount of their stock grants. In all cases, fractional shares were paid in cash.

(2) Performance-based options awarded to the Named Executives Officers which vest upon achievement of certain earnings-based operating goals within three years of their grant. If these goals are not met within three years of grant, these awards do not vest and will expire. If vesting is achieved, these options become exercisable on the first anniversary of their vesting date.

(3) Time-based options awarded to Named Executive Officers which vest and became exercisable in five equal annual installments of 20% of the total number of options awarded, beginning on the date of first anniversary of the date of grant and on each of the next succeeding four anniversaries thereafter and have a 10 year term.

(4) No SARS were granted. All Grants to Named Executive Officers under the Company's 2007 Stock Incentive Plan include a provision for acceleration of vesting in certain change in control situations, and have a ten year term. Options to purchase the Company's Common Stock have never been repriced, and are not permitted to be repriced per the terms of the 2007 Stock Incentive Plan.

(5) Represents the per share exercise price of the options, or base price of restricted stock, granted in 2007 to each named executive, which was the closing price of the Common Stock as of the date of grant.

(6) Amounts shown for Option awards represents the dollar amount (grant date value) recognized for financial statement reporting purposes with respect to the 2007 fiscal year for the fair value of stock options granted to the named executives, in 2007 as well as prior fiscal years, in accordance with the provisions of Financial Accounting Standards Board Statement of Financial Accounting Standards Statement of Financial Accounting Standards (SFAS) No. 123R *"Share-based Payments."* See Note 5 of the consolidated financial statements in the Company's Annual Report on Form 10-K for the year ended December 31, 2007 regarding assumptions underlying valuation of equity awards. Any estimate of forfeitures related to service-based vesting conditions are disregarded pursuant to the SEC Rules. The total grant date value of the performance-based options granted in 2007 which will be recognized over the three year vesting period for the Named Executive Officers was as follows: Mr. Fifer - $135,811, Mr. Sanetti - $50,929, Mr. Dineen - $50,929 , Mr. Stutler - $50,929 and Mr. Sullivan - $50,929. The total grant date value of the time-based options granted to Mr. Dineen which will be recognized over the five year vesting period is $237,519.

(7) Amounts shown for stock awards represent grant date value of stock granted to the Named Executive Officers on April 24, 2007 based on 10% of each individual's annual base salary and the closing price of the Common Stock as of the date of grant. These amounts are included in the "SUMMARY COMPENSATION TABLE" above.

(8) Mr. Fifer's stock awards granted on April 24, 2007 also included a restricted stock award valued at $250,000 which was approved by the Board of Directors upon Mr. Fifer's September 25, 2006 employment subject to stockholder approval of the 2007 Stock Incentive Plan. This stock award was calculated based on the closing price of the Common Stock as of the date of grant.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR END 2007 TABLE

The following table reflects outstanding grants whose ultimate value is unknown and has not been realized (i.e. dependent on future results) for the Named Executive Officers. (For information on stock options and grants made in 2007 to the Named Executive Officers, see the "GRANTS OF PLAN-BASED AWARDS TABLE" above.)

	Option Awards (1) Number of Securities Underlying Unexercised Options						
Named Executive Officer	Exer-cisable (2) (#)	Unexer-cisable (2) (#)	Equity Incentive Plan Awards: Unearned Options (3) (#)	Grant Date	Option or Base Exercise Price (4) ($)	Option Vesting Date	Option Expiration Date
Michael O. Fifer	80,000	320,000		9/25/2006	$7.32	9/25/2011	9/25/2016
			40,000	4/24/2007	$13.39		4/24/2017
Stephen L. Sanetti*			15,000	4/24/2007	$13.39		4/24/2017
Thomas A. Dineen *			15,000	4/24/2007	$13.39		4/24/2017
	13,000	52,000		4/24/2007	$13.39	4/24/2012	4/24/2017
Robert R. Stutler *			15,000	4/24/2007	$13.39		4/24/2017
Thomas P. Sullivan	20,000	80,000		8/14/2006	$6.85	8/14/2011	8/14/2016
			15,000	4/24/2007	$13.39		4/24/2017
Total	**120,000**	**545,000**	**115,000**				

Notes to Outstanding Equity Awards at Fiscal Year End Table

*Exercised vested options under the 1998 Stock Incentive Plan during 2007. See "OPTIONS EXERCISED AND STOCK VESTED TABLE" below for more information.

(1) Awards of options to purchase the Company's Common Stock and restricted stock awards represented in this table were granted pursuant to the Company's 1998 Stock Incentive Plan prior to the stockholder approval of the 2007 Stock Incentive Plan. As of April 24, 2007, all awards were granted pursuant to the 2007 Stock Incentive Plan. See "COMPENSATION DISCUSSION AND ANALYSIS" above for more information.

(2) Amounts shown as exercisable or unexercisable reflect the vesting status of each individual's options within 60 days of March 1, 2008. Time-based options awarded to Named Executives vest and became exercisable in five equal annual installments of 20% of the total number of options awarded, beginning on the date of first anniversary of the date of grant and on each of the next succeeding four anniversaries thereafter and have a 10 year term. Pre-2007 options shown for Messrs. Fifer, Sullivan and Killoy were awarded on their individual dates of hire. See "COMPENSATION DISCUSSION AND ANALYSIS" above for more information.

(3) Performance-based options awarded to the Named Executives Officers vest upon achievement of certain earnings-based operating goals within three years of their grant. If these goals are not met within three years of grant, these awards do not vest and will expire. If vesting is achieved, these options become exercisable on the first anniversary of their vesting date. See "COMPENSATION DISCUSSION AND ANALYSIS" above for more information.

(4) This column represents the exercise price of awards of options to purchase the Company's Common Stock which exercise price was not less than the closing price on the grant date,

OPTION EXERCISES AND STOCK VESTED IN 2007 TABLE

The following table sets forth the value of equity realized by the Named Executive Officers upon exercise of vested options or the vesting of deferred stock during 2007. (For further information on stock options and grants made in 2007 to the Named Executive Officers, see the "GRANTS OF PLAN-BASED AWARDS TABLE" above.)

	Option Awards (1)		Stock Awards (2)	
Named Executive Officer	Number of Shares Acquired on Exercise (3) (#)	Value Realized Upon Exercise (4) ($)	Number of Shares Acquired Upon Vesting (5) (#)	Value Realized on Vesting (6) $
Michael O. Fifer			21,657	$290,000
Stephen L. Sanetti	200,000	$1,699,500	2,427	$32,500
Thomas A. Dineen	35,000	$262,763	1,493	$20,000
Robert R. Stutler	100,000	$849,750	1,680	$22,500
Thomas P. Sullivan			1,755	$23,500
Total	**335,000**	**$2,812,013**	**29,012**	**$388,500**

Notes to Options Exercised and Stock Vested Table

(1) Reflects certain Named Executive Officers' 2007 exercise of options to purchase Company's Common Stock issued under the Company's 1998 Stock Incentive Plan on December 31, 1998 with an exercise price of $11.9375 per share.

(2) Reflects acquisition of deferred stock awards granted on April 24, 2007 to the Named Executive Officers under the Company's 2007 Stock Incentive Plan based on the closing price of the Common Stock as of the date of grant and having a one-month deferral term.

(3) Consists of gross number of shares acquired upon exercise. In accordance with the terms of the 1998 Stock Incentive Plan, all of the Named Executive Officers exercising options elected to make "cashless" exercises, whereby the exercise price and taxes related to the exercise of options were deducted from the gross amount of shares to which they were entitled. In all cases, fractional shares were paid in cash.

(4) Consists of the taxable fair market value of shares acquired upon exercise. In accordance with the terms of the 1998 Stock Incentive Plan, all of the Named Executive Officers exercising options elected to make "cashless" exercises, whereby the exercise price and taxes related to the exercise of options were deducted from the gross amount of shares to which they were entitled. In all cases, fractional shares were paid in cash.

(5) Consists of gross number of shares acquired upon vesting. In accordance with the terms of the 2007 Stock Incentive Plan, certain of the Named Executive Officers receiving stock grants elected to receive "cashless" grants, whereby the taxes related to the acquisition of deferred stock were deducted from the gross amount of shares to which they were entitled. Mr. Fifer and Mr. Dineen paid the taxes related to the acquisition of their stock grants in cash and received full amount of their stock grants. In all cases, fractional shares were paid in cash.

(6) Consists of the taxable fair market value of shares acquired upon vesting. In accordance with the terms of the 2007 Stock Incentive Plan, certain of the Named Executive Officers receiving stock grants elected to receive "cashless" grants, whereby the taxes related to the acquisition of deferred stock were deducted from the gross amount of shares to which they were entitled. Mr. Fifer and Mr. Dineen paid the taxes related to the acquisition of their stock grants in cash and received full amount of their stock grants. In all cases, fractional shares were paid in cash.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

Payments on Change in Control

In the event of a potential change in control of the Company, it is vitally important that executives be able to continue working in the best interest of our stockholders. For that reason, in 2006, the Company entered into severance agreements (the "Severance Agreements") with certain executive officers designed to provide salary and medical benefit continuance in the event of the termination of his or her employment under certain circumstances. These agreements are not employment contracts and do not specify an employment term, compensation levels or other terms or conditions of employment.

There are also change-in-control provisions in the stock option agreements issued pursuant to the Company's stockholder-approved 1998 Stock Incentive Plan and 2007 Stock Incentive Plan.

The 2006 Severance Agreements have both single and double trigger components. The "single trigger" arrangements require payout immediately upon a change in control and in situations where there is a "double trigger" a Change in Control must be followed by an involuntary loss of employment, a reduction in salary or duties or other event for the Named Executive Officer to be eligible to receive severance benefits.

On February 5, 2008, the Board approved a revised form of severance agreement which has been offered to, and is under consideration by, all of the Company's executive officers. The revised form of severance agreement is intended to standardize the severance benefits to be provided and simplify and standardize the language of the severance agreements. It also expands those benefits to include base salary and medical insurance continuation in cases of termination without cause for a minimum of 12 months and a maximum of 18 months. Absent the revised form of severance agreement, benefits in cases of termination without cause are covered by the Employee Severance Plan, a formal severance plan for all employees, and under which officers will receive one month's salary per year of service, plus medical insurance continuation, for a minimum of six months and a maximum of 18 months.

Covered Terminations and Severance Payments Pursuant to Change in Control Agreements

Each of the Named Executive Officers entered into a Severance Agreement that provides for the following:

Michael O. Fifer

Michael O. Fifer's severance agreement provides for severance benefits, if during the term of the agreement: (A) he is terminated without cause or (B) there is a Change in Control and a subsequent reduction of his salary or a diminution of his duties and thereafter he terminates his employment. In the situation described in clause (A) above, he will receive a lump sum cash payment equal to 18 months of his annual base salary. In the situation described in clause (B) above, he will receive an amount equal to a lump sum cash payment equal to 18 months of his annual base salary and 100% of his target cash bonus and continued insurance benefits. Such continued insurance benefits are to be paid by Mr. Fifer for a period equal to the greater of: (x) the remaining term in effect under his Severance Agreement at the time of the Change in Control or (y) the period that such coverage would be maintained if Mr. Fifer was fully eligible to receive severance benefits as is otherwise maintained by the Company for full time employees, for a period not to exceed two years from the date that Mr. Fifer's employment with the Company ceases.

Stephen L. Sanetti

Stephen L. Sanetti's Severance Agreement provides for severance benefits, if during the term of the agreement: (A) there is a Change in Control and he is terminated or (B) he is no longer President (this is a Change in Control event as defined in Mr. Sanetti's Severance Agreement) and thereafter he terminates his employment, or there is a subsequent reduction in his salary and thereafter he terminates his employment. In the either of the situations described in clauses (A) and (B), he will receive: (i) a lump sum cash payment equal to the greater of (a) 18 months of annual base salary and 100% of his target bonus or (b) ½ month of salary for each year of employment service to the Company; and (ii) continued insurance benefits. Such continued insurance benefits are to be paid by Mr. Sanetti for a period equal to the greater of: (x) the remaining term in effect under his Severance Agreement at the time of the Change in Control or (y) the period that such coverage would be maintained if Mr. Sanetti was fully eligible to receive severance benefits as is otherwise maintained by the Company for full time employees, for a period not to exceed two years from the date that Mr. Sanetti's employment with the Company ceases.

Thomas A. Dineen and Robert R. Stutler

Thomas A. Dineen's and Robert R. Stutler's Severance Agreements provide for severance benefits, if during the term of each agreement: (A) there is a Change in Control and thereafter the officer terminates his employment or (B) there is a Change in Control and a subsequent reduction in salary or diminution of duties and thereafter he terminates employment. In either of the situations described in clauses (A) and (B) above, the executive officer will receive: (i) a lump sum cash payment equal to the greater of (a) 18 months of annual base salary and 100% of target bonus or (b) ½ month of salary for each year of employment service to the Company; and (ii) continued insurance benefits. Such continued insurance benefits are to be paid by the executive, for a period equal to the greater of: (x) the remaining term in effect under his Severance Agreement at the time of the Change in Control or (y) the period that such coverage would be maintained if the executive was fully eligible to receive severance benefits as is otherwise maintained by the Company for full time employees for a period not to exceed two years from the date that the executive's employment with the Company ceases.

Thomas P. Sullivan

Thomas P. Sullivan's Severance Agreement provides for severance benefits, if during the term of the agreement: (A) there is a Change in Control and he is terminated or (B) there is a Change in Control and he no longer reports directly to the Chief Executive Officer and thereafter he terminates his employment, or there is a Change in Control and a subsequent reduction in his salary and thereafter he terminates his employment. In either of the situations described in clauses (A) and (B) above, he will receive (i) a lump sum cash payment equal to the greater of (a) 18 months of base salary and 100% of his target bonus or (b) ½ month of salary for each year of employment service to the Company; and (ii) continued insurance benefits. Such continued insurance benefits are to be paid by Mr. Sullivan, for a period equal to the greater of: (x) the remaining term in effect under his Severance Agreement at the time of the Change in Control or (y) the period that such coverage would be maintained if Mr. Sullivan was fully eligible to receive severance benefits as is otherwise maintained by the Company for full time employees, for a period not to exceed two years from the date that Mr. Sullivan's employment with the Company ceases.

In all cases, payment of severance benefits will be subject to the six-month deferral requirements of under the IRS Tax Code Section 409A. All of the agreements have a one-year term, subject to automatic renewal on each anniversary of its date unless either side gives notice of intent not to renew at least one year in advance. The amount of severance and benefits are generally determined based on competitive market practices for executives at this level. The Compensation Committee also takes into consideration that executives at this level generally require a longer timeframe to find comparable jobs because there are fewer jobs at this level in the market and often have a large percentage of their personal wealth dependent on the status of the Company, given the fact that a large part of their compensation is stock option-based.

Change in Control Events and Severance Benefits Not Covered by the Severance Agreements

The 1998 Stock Incentive Plan and 2007 Stock Incentive Plan provide for accelerated vesting of stock awards that the executive has already received, not for additional payments. The 1998 Stock Incentive Plan has a single trigger component, the Change in Control event. In other words, if there is a Change in Control event, the accelerated vesting of stock-based compensation will occur whether or not the executive's employment is terminated. This further protects the executive because it provides him or her with an opportunity to exercise and vote the option shares as a stockholder. The 2007 Stock Incentive Plan also has a single trigger change in control accelerated vesting component which will apply unless, in the case of a merger or acquisition of the Company by another business entity, the surviving, continuing, or purchasing corporation assumes the awards previously issued under that plan.

In addition, under the Company's current practice, the Named Executive Officers are potentially eligible to receive certain severance benefits in the event that they are terminated without cause other than in a Change in Control circumstance from the Sturm, Ruger & Company, Inc. Employee Severance Plan, a formal severance plan for all employees approved by the Board in 2006, and under which officers, in the event of termination without cause, will receive one month's salary per year of service, plus medical insurance continuation, for a minimum of six months and a maximum of 18 months. On February 5, 2008, the Board approved a revised form of severance agreement which has been offered to all of the Company's executive officers. The revised form of severance agreement expands the severance benefits to include base salary and medical insurance continuation in cases of termination without cause for a minimum of 12 months and a maximum of 18 months.

The Company's SERP provides that in the event of a Change in Control, participants in pay status will receive a lump-sum payment equal to the present value of the participant's benefit. Those not in pay status immediately prior to a Change in Control will: (i) become fully vested upon the change in control and (ii) if their employment with the Company is terminated under certain circumstances within three years after a Change in Control, become entitled to a lump-sum payment following such termination of employment. However, on December 20, 2007, Stephen L. Sanetti, the only current employee participating in the SERP during 2007, elected to receive a lump-sum cash settlement of his accrued SERP benefits on February 1, 2008.

Change in Control Definition

Generally, under the Severance Agreements and the 1998 Stock Incentive Plan and 2007 Stock Incentive Plan, a "Change in Control" will be deemed to have occurred:

- When any person acquires a significant percentage of the voting power of the Company (50% or more under the 1998 Stock Incentive Plan, and 25% or more under the 2007 Stock Incentive Plan);
- If a majority of the Board members change, unless the new Directors are elected or nominated for election by at least two-thirds of the existing Board members;
- upon the acquisition of the Company; or
- upon the liquidation or dissolution of the Company (with approval of the stockholders)

Termination by Death or Disability

In the event of death or disability, executives receive no payment other than through life insurance or disability insurance available to salaried employees generally. Under the 1998 Stock Incentive Plan, all options may be exercised for 90 days after death or disability to the extent vested on the date of such death or total disability. Under the 2007 Stock Incentive Plan, vested options are exercisable in the case of death or disability within the greater of: 30 days, or one-fourth of the length of time elapsed since the options first vested to the date of termination. Under both plans, in no case can options be exercised beyond the expiration date of the award.

In the event of termination by death or disability, the executive or his or her estate will receive his or her bonus to the extent earned.

Termination by Retirement

Executives are eligible to participate in the Company's Pension Plan and, subject to authorization of the Board, may participate in the Company's SERP. At year-end 2007, Stephen L. Sanetti and Robert Stutler were eligible for early retirement under Pension Plan, and Mr. Sanetti was the only executive participating in the SERP, but elected to receive a cash settlement of his accrued SERP benefits in a lump sum payment made on February 1, 2008. None of the Named Executive Officers was eligible for normal retirement, and none of the Named Executive Officers will accrue service in the Pension Plan beyond December 31, 2007, the effective date of that plan's "freeze" by the Company. Pension benefits are described under "PENSION PLANS" below. In addition to the pension benefits described below, when a retirement-eligible employee terminates employment, his or her options awarded under the 1998 Stock Incentive Plan expire 90 days after termination. Under the 2007 Stock Incentive Plan, vested options awarded to the Named Executive Officers are exercisable in the case of retirement within the greater of: 30 days, or one-fourth of the length of time elapsed since the options first vested to the date of retirement. Under both plans, in no case can options be exercised beyond the expiration date of the award.

In the event of termination by retirement, the executive will receive his or her bonus to the extent earned.

Voluntary and Involuntary Termination

Executives receive no payments or benefits above those that are available to all employees generally upon voluntary termination. On December 13, 2006 the Board approved the creation of the Sturm, Ruger & Company, Inc. Employee Severance Plan, a formal severance plan for all employees, and under which officers, in the event of termination without cause, will receive one month's salary per year of service, plus medical insurance continuation, for a minimum of six months and a maximum of 18 months. These benefits are available to all employees generally (absent a Change in Control event, death, disability or retirement or in the case of Mr. Fifer, he is terminated without cause), but minimum and maximum benefit periods are based upon hourly, salaried, or salaried officer status. On February 5, 2008, the Board approved a revised form of severance agreement, which has been offered to all of the Company's executive officers. The revised form of severance agreement expands the severance benefits to include base salary and medical insurance continuation in cases of termination without cause for a minimum of 12 months and a maximum of 18 months. Under the 1998 Stock Incentive Plan, when an employee terminates voluntarily before retirement, his or her stock options expire 30 days after termination. Under the 2007 Stock Incentive Plan, vested options awarded to the Named Executive Officers are exercisable in the case of voluntary termination within the greater of: 30 days, or one-fourth of the length of time elapsed since the options first vested to the date of retirement. Under both plans, options cannot be exercised beyond the expiration date of the award. Under both plans, in the case of involuntary termination, an employee's stock options terminate immediately.

If any employee voluntarily or involuntarily without cause terminates his or her employment the employee, will receive his or her bonus to the extent earned. If an employee is terminated for cause, any bonus is forfeited.

Retention Agreements

The Company may enter into retention agreements from time to time with retiring executives in order to facilitate the management transition of the executives' areas of responsibility. Robert R. Stutler entered into a retention and consulting agreement with the Company upon his retirement as Vice President of Prescott Operations on February 15, 2008. This agreement provides for eighteen months' of compensation equivalent to his base salary in effect at the time of his retirement and continued health insurance benefits for the same period of time. Commencement of payment of Mr. Stutler's compensation under the retention agreement will be postponed until August 16, 2008 in accordance with IRS Tax Code Section 409A, and will be made retroactive to February 16, 2008 with interest of 6% per annum applied to the retroactive payments. Mr. Stutler will also be entitled to receive a performance bonus for 2008 prorated until February 15, 2008 provided that the financial goals are met that trigger the obligation of the Company to pay such bonus.

POTENTIAL AND ACTUAL PAYMENTS UNDER SEVERANCE AGREEMENTS TABLE

The table below sets forth the terms and estimated potential payments and benefits provided in each termination circumstance for the Company's Named Executive Officers as of December 31, 2007. The potential amounts shown in the table do not include payments and benefits to the extent that they are provided on a non-discriminatory basis to the Company's salaried employees generally. These include: accrued vacation pay, regular pension benefits under the Company's Pension Plan, any severance paid under the Company's general policy as described above, and voluntary and involuntary termination absent a Change in Control. Although all options granted under the 1998 Stock Incentive Plan and 2007 Stock Incentive Plan vest the same for salaried employees as executives, these values are included, as options have traditionally been granted primarily to executives.

Named Executive Officers	Severance Agreement ($)	Bonus Payment (1) ($)	Number of Options That Vest (2)(3) (#)	Retirement Benefits (SERP) (4) ($)	Continuation of Medical Welfare Benefits (5) ($)	Aggregate Payments (6) ($)
Michael O. Fifer						
Change In Control (7)	$600,000	$450,000	440,000	0	$23,268	$1,073,268
Termination without Cause	$600,000	0	0	0	0	$600,000
Retirement	n/a	$300,000	0	0	0	$300,000
Death or Disability	n/a	$300,000	0	0	0	$300,000
Stephen L. Sanetti						
Change In Control	$487,500	$243,750	15,000	0 (4)	$23,268	$754,518
Retirement	n/a	$162,500	0	0 (4)	0	$162,500
Death or Disability	n/a	$162,500	0	0 (4)	0	$162,500
Thomas A. Dineen						
Change In Control	$ 300,000	$120,000	80,000	0	$23,268	$443,268
Retirement	n/a	$80,000	0	0	0	$ 80,000
Death or Disability	n/a	$80,000	0	0	0	$ 80,000
Robert R. Stutler						
Change In Control	$337,500	$135,000	15,000	0	$23,268	$495,768
Retirement	n/a	$90,000	0	0	0	$ 90,000
Death or Disability	n/a	$90,000	0	0	0	$ 90,000
Thomas P. Sullivan						
Change In Control	$352,500	$141,000	115,000	0	$23,268	$516,768
Retirement	n/a	$94,000	0	0	0	$94,000
Death or Disability	n/a	$94,000	0	0	0	$94,000

Notes to Potential and Actual Payments Under Severance Agreements Table

(1) The Bonus payment under Retirement or Death or Disability shall be prorated to the extent earned during the partial year prior to Retirement or Death or Disability. The amount show is the nominal bonus at 100% achievement of goals for a full 12 months.

(2) Includes total number of options awarded under Company's 1998 and 2007 Stock Incentive Plans. Some of the options may have already vested under the normal terms of the awards.

(3) Under the 1998 Stock Incentive Plan, vested time-based options awarded to the Named Executive Officers are exercisable within 30 days of voluntary termination, or within 90 days of the earlier of the optionee's retirement, death or disability. Under the 2007 Stock Incentive Plan, vested time or performance-based options awarded to the Named Executive Officers are exercisable in the case of voluntary termination, retirement, death or disability within the greater of: 30 days, or one-fourth of the length of time elapsed since the options first vested to the date of termination. Under both plans, all vested options expire at the close of business on the date of involuntary termination. In the event of a Change in Control as defined under the plans, all options vest immediately.

(4) The Company's only active SERP Participant in 2007, Stephen L. Sanetti, elected on December 20, 2007 to receive a lump sum payout of the value of his accrued benefits under that plan of $989,889, which was paid to Mr. Sanetti on February 1, 2008. As of February 1, 2008, no employees are participating in the SERP.

(5) Includes continuation of health insurance coverage assuming family coverage for potential severance recipients.

(6) Aggregate payments exclude number of options that vest.

(7) Quantifies only benefits payable upon termination under the Severance Agreements following a Change in Control (the maximum benefits under the agreement). Mr. Fifer's Severance Agreement provides for payments in the absence of a Change in Control if he is terminated without cause, which is listed in the row of this table entitled "Termination Without Cause."

PENSION PLANS

All of the Company's salaried employees participate in the Sturm, Ruger & Company, Inc. Salaried Employees' Retirement Income Plan (the "Pension Plan"), a defined benefit pension plan, which generally provides annual pension benefits at age 65 in the form of a straight life annuity in an amount equal to: (i) 1-1/3% of the participant's final average salary (highest 60-consecutive-month average annualized base pay during the last 120 months of employment) less 0.65% of the participant's Social Security covered compensation, multiplied by (ii) the participant's years of credited service up to a maximum of 25 years.

On October 1, 2007, the Pension Plan was "frozen" by the Board of Directors so that participants will no longer accrue additional service under the plan after December 31, 2007. In lieu of continued benefit accruals under the Pension Plan, as of January 1, 2008, the Company will make supplemental discretionary contributions for all eligible employees under its 401(k) Plan in addition to the safe harbor employer match contributed on behalf of eligible 401(k) Plan participants.

John M. Kingsley, Jr., a Director who retired as Executive Vice President of the Company on December 31, 1996, received $37,710 in benefits from the Pension Plan during 2007.

The Sturm, Ruger & Company, Inc. Supplemental Executive Retirement Plan (the "SERP") is a nonqualified supplemental retirement plan for certain senior executives of the Company who have achieved the rank of Vice President or above and who are selected by the Compensation Committee. Stephen L. Sanetti, an executive officer who appears in the Summary Compensation Table, was the only active employee who participated in the SERP in 2007.

The SERP generally provides an annual benefit beginning at age 65, the normal retirement age under the SERP, based upon a participant's completed years of service with the Company as of such age. The maximum benefit under the SERP is equal to 50% of the participant's average annual compensation, including base pay, bonuses and other incentive compensation, up to $400,000. All SERP benefits are reduced by the amount the participant is entitled to receive under the Pension Plan, and are further reduced by the amount of Social Security benefit the participant is entitled to receive commencing at age 65. The SERP benefit is payable as an annuity over the life of the participant, with 50% to continue for the life of the participant's surviving spouse after the participant's death. Pre-retirement death or disability benefits are also provided to plan participants under the SERP.

On December 20, 2007, the Board of Directors amended the SERP to allow lump sum cash settlements of their accrued benefits to be offered to the three SERP participants, Stephen L. Sanetti, William B. Ruger, Jr., who retired as Chief Executive Officer on February 28, 2006, and John M. Kingsley, Jr. On that date, Messrs. Sanetti and Ruger, Jr. both elected to receive a lump-sum cash payment of $989,889 and $1,084,526, respectively, in full settlement of their accrued SERP benefits. These payments were made on February 1, 2008.

William B. Ruger, Jr. received $109,176 in benefits from the SERP during 2007. John M. Kingsley, Jr. received $150,036 in benefits from the SERP during 2007. As of February 1, 2008, Mr. Kingsley is the only remaining participant in the SERP and is in retired status.

Prior to December 31, 2006, the Company's salaried employees also participated in the Sturm, Ruger & Company, Inc. Profit Sharing Plan, a defined contribution retirement plan, which generally provided an annual employer contribution based on Company profits and individual base salaries to those participants who met the plan's annual participation requirements, with participant direction of individual account balances. Participants generally became vested in their account balances after five years of service, but could not receive distribution of their account balances until they attained age 65. Those individuals named in the Summary Compensation Table who were excluded from participating in the Profit Sharing Plan as a result of the limitations under IRS Tax Code Sections 401(a)(4) and 410(b) were eligible to participate in the non-qualified Supplemental Executive Profit Sharing Plan, designed to emulate the benefits provided under the Profit Sharing Plan, with Company gross-up for taxes related to the annual benefit. Until December 31, 2006, the Company also maintained the Hourly Employees' 401(k) Plan, which excluded salaried employees. However, as of January 1, 2007, the Board authorized the merger of the Profit Sharing Plan with the 401(k) Plan and the discontinuance of the Supplemental Executive Profit Sharing Plan. The new Sturm, Ruger & Company, Inc. 401(k) Plan, effective January 1, 2007, provides a safe harbor match for both hourly and salaried participants of the plan equal to 100% of the first 3% of employee contributions, plus 50% of the next 2% of employee contributions, subject to annual IRS limits, and full vesting in all account balances. The individuals named in the Summary Compensation Table are eligible to participate in the Sturm, Ruger & Company, Inc. 401(k) Plan, subject to IRS plan limits. Effective January 1, 2008, an additional discretionary employer contribution of approximately 1.5% of qualified compensation will be contributed to the 401(k) Plan accounts of all eligible Company employees for the 2008 plan year.

2007 PENSION BENEFITS TABLE

The following table sets forth the present value of pension benefits accrued by, and actual benefits paid in 2007 to the Named Executive Officers under the Salaried Employees' Retirement Income Plan (the "Pension Plan") and Supplemental Executive Retirement Plan (the "SERP").

		Salaried Employees' Retirement Income Plan (1)		Supplemental Executive Retirement Plan (2)	
Named Executive Officers	Credited Service (3) (Years)	Present Value of Accumulated Plan Benefit (4) ($)	Payments During Last Fiscal Year ($)	Present Value of Accumulated Plan Benefit (5) ($)	Payments During Last Fiscal Year ($)
Michael O. Fifer	1.3	$13,452			
Stephen L. Sanetti (6)	25.0	$410,171		$989,889	
Thomas A. Dineen	10.6	$36,495			
Robert R. Stutler (6)	20.8	$519,753			
Thomas P. Sullivan	1.4	$7,016			

Notes to Pension Benefits Table

(1) On October 1, 2007, the Board of Directors authorized the suspension of benefits, or "freeze", of the Pension Plan effective January 1, 2008.

(2) On December 20, 2007, the Board amended the SERP to allow lump-sum cash settlements of their accrued benefits to be offered to the three participants of that plan.

(3) The maximum years of credited service under each of the Salaried Employees' Retirement Income Plan and SERP is 25. Mr. Sanetti had 27.7 years of actual service as of December 31, 2007.

(4) The present value of accumulated benefits under the Pension Plan is calculated assuming a discount rate of 5.75%, the 2000 Group Annuity Mortality Table, average earnings and service credits as of December 31, 2007.

(5) The present value shown for Mr. Sanetti under the SERP represents the actual lump sum cash settlement value of his accrued benefits under that plan, which were paid to Mr. Sanetti on February 1, 2008 per his December 20, 2007 election.

(6) As of December 31, 2007, Mr. Sanetti and Mr. Stutler were eligible for early retirement under the Salaried Employees' Retirement Income Plan. Mr. Stutler retired under the plan on February 15, 2008.

PRINCIPAL STOCKHOLDERS AND BENEFICIAL OWNERSHIP

PRINCIPAL STOCKHOLDER TABLE

The following table sets forth as of March 1, 2008 the ownership of the Company's Common Stock by each person of record or known by the Company to beneficially own more than 5% of such stock.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Common Stock	Janus Capital Management LLC 151 Detroit Street Denver, CO 80206	2,330,690 (1)	11.3%
Common Stock	Barclays Global Investors, NA 45 Fremont Street San Francisco, CA 94105	2,086,447 (2)	10.1%
Common Stock	Renaissance Technologies LLC and James H. Simons 800 Third Avenue New York, NY 10022	1,479,600 (3)	7.2%

(1) Such information is as of December 31, 2007 and is derived exclusively from a Schedule 13G filed by Janus Capital Management LLC on January 10, 2008.

(2) Such information is as of February 29, 2008 and is derived exclusively from a Schedule 13G filed jointly by Barclays Global Investors, NA, Barclays Global Fund Advisors, Barclays Global Investors, LTD, Barclays Global Investors Japan Limited, Barclays Global Investors Canada Limited, Barclays Global Investors Australia Limited, and Barclays Global Investors (Deutchland) AG on March 10, 2008.

(3) Such information is as of August 17, 2007 and is derived exclusively from a Schedule 13G filed jointly by Renaissance Technologies LLC and James H. Simons on February 12, 2008.

BENEFICIAL OWNERSHIP TABLE

The following table sets forth certain information as of March 1, 2008 as to the number of shares of the Company's Common Stock beneficially owned by each Director, Named Executive Officer and all Directors and Named Executive Officers of the Company as a group.

Name	Beneficially Owned Shares of Common Stock (1) (#)	Stock Options Currently Exercisable or to Become Exercisable within 60 days after March 1, 2008 (#)	Total Share Investment in Common Stock (#)	Percent of Class (%)
Independent Directors:				
James E. Service	19,320	20,000	39,320	*
John A. Cosentino, Jr.	51,820	15,000	66,820	*
C. Michael Jacobi	11,820	10,000	21,820	*
John M. Kingsley, Jr.	5,980	20,000	25,980	*
Stephen T. Merkel	9,020	10,000	19,020	*
Ronald C. Whitaker	13,820	10,000	23,820	*
Named Executive Officers:				
Michael O. Fifer (also a Director)	53,857	80,000	133,857	*
Stephen L. Sanetti (also a Director)	82,347	0	82,347	*
Thomas A. Dineen	11,199	13,000	24,199	*
Robert. R. Stutler	20,000	0	20,000	*
Thomas P. Sullivan	1,285	20,000	21,285	
Directors and executive officers as a group: (6 independent Directors, 2 Directors who were also executive officers during 2007 and 6 other executive officers)	**312,480**	**228,000**	**540,480**	**2.43%**

Notes to Beneficial Ownership Table

* Beneficial owner of less than 1% of the outstanding Common Stock of the Company.

(1) Includes 1,820 shares of Common Stock granted to each Independent Director pursuant to Section 11 of the 2007 Stock Incentive Plan approved by the Company's stockholders on April 24, 2007. These shares represent awards of restricted stock with a grant date value of $25,000 issued annually as part of the compensation for Independent Directors. The first group of these awards was issued on May 4, 2007, the date that the shares authorized under the 2007 Stock Incentive Plan were registered with the SEC. As provided under the terms of the 2007 SIP, the grant date value of the awards is based on the mean of the high and low of the Common Stock on the date of grant, $13.73. These shares are considered owned with risk of forfeiture until they vest on the date of the Company's Annual Meeting next following the date of grant.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company's officers and Directors, and persons who own more than ten percent of a registered class of the Company's equity securities, to file reports of ownership and changes in ownership with the SEC and NYSE. Officers, Directors and greater-than-10% stockholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file.

To the Company's knowledge, based solely on a review of the copies of the Section 16(a) report forms furnished to the Company and written representations that no other reports were required, that with respect to the period from January 1, 2007 through December 31, 2007, all such forms were filed in a timely manner by the Company's officers, Directors and greater-than-10% beneficial owners.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Company's Board has a policy of monitoring and reviewing issues involving potential conflicts of interest, and reviewing and approving all related party transactions.

On March 8, 2007, the Company sold 42 parcels of non-manufacturing real property held for investment for $7.3 million to William B. Ruger, Jr., the Company's former Chief Executive Officer and Chairman of the Board. The sales price was based upon an independent appraisal. The sale included substantially all of the Company's raw land non-manufacturing real property assets in New Hampshire. The Company recognized a gain of $5.2 million from the sale. Also in March of 2007, the Company sold several pieces of artwork, originally purchased for the Company by founder William B. Ruger, Sr. to members of the Ruger family for $0.1 million and recognized insignificant gains from these sales.

PROPOSAL NO. 2 - RATIFICATION OF INDEPENDENT AUDITORS

McGladrey & Pullen, LLP has served as the Company's independent auditors since 2005. Subject to the ratification of the stockholders, the Board of Directors has reappointed McGladrey & Pullen, LLP as the Company's independent auditors for the 2008 fiscal year.

PRINCIPAL ACCOUNTANTS' FEES AND SERVICES

The following table summarizes the fees incurred by the Company for professional services rendered by McGladrey & Pullen, LLP during fiscal years 2007 and 2006.

Principal Accountants' Fees

	Fiscal 2007 Fees	Fiscal 2006 Fees
Audit Fees	$534,800	$513,000
Audit-Related Fees	$45,000	$42,000
Tax Fees	$12,000	$14,000
All Other Fees	$0	$0
Total Fees	**$591,800**	**$569,000**

Audit Fees

Consist of fees billed for professional services rendered for the audit of the Company's consolidated financial statements, the audit of internal controls over financial reporting per Section 404 of the Sarbanes-Oxley Act, the review of interim consolidated financial statements included in quarterly reports and services provided in connection with statutory and regulatory filings or engagements.

Audit - Related Fees

Consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements and are not reported under "Audit Fees." These services include audits of the Company's employee benefit and compensation plans.

Tax Fees

Consist of fees billed for professional services for tax assistance, including pre-filing reviews of original and amended tax returns for the Company and tax audit assistance.

All Other Fees

There were no fees or expenses reimbursed for services rendered by McGladrey & Pullen, LLP to the Company, other than for services described above, for the years 2007 or 2006.

Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Auditors

It is the policy of the Audit Committee to meet and review and approve in advance, on a case-by-case basis, all engagements by the Company of permissible non-audit services or audit, review or attest services for the Company to be provided by the independent auditors, with exceptions provided for de minimus amounts under certain circumstances as prescribed by the Exchange Act. The Audit Committee may, at some later date, establish a more detailed pre-approval policy pursuant to which such engagements may be pre-approved without a meeting of the Audit Committee. Any request to perform any such services must be submitted to the Audit Committee by the independent auditor and management of the Company and must include their views on the consistency of such request with the SEC's rules on auditor independence.

All of the services of McGladrey & Pullen, LLP described above under "Audit-Related Fees" and "Tax Fees" were approved by the Audit Committee in accordance with its policy on permissible non-audit services or audit, review or attest services for the Company to be provided by its independent auditors, and no such approval was given through a waiver of such policy for de minimus amounts or under any of the other circumstances as prescribed by the Exchange Act.

The Company (or someone on its behalf) has not consulted McGladrey & Pullen, LLP during the two most recent fiscal years and the subsequent interim period preceding their appointment regarding the application of accounting principles to a specified transaction or the type of audit opinion that might be rendered on the Company's financial statements.

Representatives of McGladrey & Pullen, LLP will be present at the Meeting, will have the opportunity to make a statement if they so desire, and will be available to respond to appropriate questions.

Board of Director Recommendation

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE RATIFICATION OF MCGLADREY & PULLEN, LLP AS THE COMPANY'S INDEPENDENT AUDITORS.

CODE OF BUSINESS CONDUCT AND ETHICS

The Board has adopted a "Code of Business Conduct and Ethics" as part of the Company's Corporate Compliance Program, which governs the obligation of all employees, executive officers and Directors of the Company to conform their business conduct to be in compliance with all applicable laws and regulations, among other things. The Code of Business Conduct and Ethics is posted on the Company's website at www.ruger.com, and is available in print to any stockholder who requests it by contacting the Corporate Secretary as set forth in "STOCKHOLDER COMMUNICATIONS" below.

STOCKHOLDER PROPOSALS AND DIRECTOR NOMINATIONS FOR 2009

To be considered for inclusion in the Proxy Statement distributed by the Company in connection with next year's Annual Meeting of Stockholders, stockholder proposals must be submitted in writing to the Company delivered or mailed by first class United States mail, postage prepaid, no earlier than December 24, 2008 (120 days prior to the first anniversary of this year's Annual Meeting of Stockholders), and no later than January 23, 2009 (90 days prior to the first anniversary of this year's Annual Meeting of Stockholders). Any stockholder proposal to be considered at next year's Annual Meeting of Stockholders, but not included in next year's Proxy Statement, must also be submitted in writing to the Company by January 23, 2009.

Recommendations for nominees to stand for election as Directors at next year's Annual Meeting of Stockholders must be received in writing delivered or mailed by first class United States mail, postage prepaid, no earlier than December 24, 2008 (120 days prior to the first anniversary of this year's Annual Meeting of Stockholders), and no later than January 23, 2009 (90 days prior to the first anniversary of this year's Annual Meeting of Stockholders) and include the information as required under "THE BOARD OF DIRECTORS AND ITS COMMITTEES – Nominating and Corporate Governance Committee" described above.

All stockholder proposals or Director nominations should be submitted to Leslie M. Gasper, Corporate Secretary, Sturm, Ruger & Company, Inc., Lacey Place, Southport, Connecticut 06890.

STOCKHOLDER AND INTERESTED PARTY COMMUNICATIONS WITH THE BOARD OF DIRECTORS

The Board has adopted a method by which stockholders and interested parties can send communications to the Board. Stockholders and interested parties may communicate in writing any questions or other communications to the Chairman or non-management Directors of the Board through the following methods:

- by contacting the Corporate Secretary at Sturm, Ruger & Company, Inc., 1 Lacey Place, Southport, CT 06890;
- by telephone at (203) 259-7843;
- by fax at (203) 256-3367; or
- by calling the Company's corporate communications telephone "hotline" at 1-800-826-6762 or emailing the hotline at sturm-ruger@hotlines.com. These hotlines are monitored 24 hours a day, 7 days a week.

Stockholders or interested parties may also communicate in writing any questions or other communications to the management Directors of the Board in the same manner.

Stockholders may contact the Corporate Secretary at (203) 259-7843 or Computershare Investor Services, LLC, which is the Company's stock transfer agent, at (312) 360-5190 for questions regarding routine stockholder matters.

OTHER MATTERS

Management of the Company does not intend to present any business at the Meeting other than as set forth in Proposal 1 and 2 of the attached Notice of Annual Meeting of Stockholders, and it has no information that others will present any other business at the Meeting. If other matters requiring the vote of the stockholders properly come before the Meeting, it is the intention of the persons named in the proxy to vote the shares represented thereby in accordance with their judgment on such matters.

The Company, upon written request, will provide without charge to each person entitled to vote at the Meeting a copy of its Annual Report on Securities and Exchange Commission Form 10-K for the year ended December 31, 2007, including the financial statements and financial statement schedules. Such requests should be directed to Leslie M. Gasper, Corporate Secretary, Sturm, Ruger & Company, Inc., Lacey Place, Southport, Connecticut 06890.

BY ORDER OF THE BOARD OF DIRECTORS

Leslie M. Gasper
Corporate Secretary

Southport, Connecticut
March 14, 2008

STURM, RUGER & CO., INC.

Lacey Place, Southport, Connecticut 06890 U.S.A.

Telephone: (203) 259-7843 Fax: (203) 256-3367

www.ruger.com

END